UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

_________________

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.

(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500

Colonia Lomas de Santa Fe

Delegación Álvaro Obregón

01219, Ciudad de México

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM

1.	Fourth quarter 2016 earnings release of Grupo Financiero Santander México, S.A.B. de C.V.
2.	Fourth quarter and full-year 2016 earnings presentation of Grupo Financiero Santander México, S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Héctor Chávez López
	Name:	Héctor Chávez López
	Title:	Executive Director of Investor Relations

Date: January 30, 2017

Item 1

Santander

4Q. 2016

Earnings Release

Santander

SANMEX

BSMX LISTED NYSE

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 4Q16 Consolidated Results

III.	Analysis of 4Q16 Consolidated Results

IV.	Relevant Events & Representative Activities and Transactions

V.	Awards & Recognitions

VI.	Sustainability and Social Responsibility

VII.	Credit Ratings

VIII.	4Q16 Earnings Call Dial-In Information

IX.	Analysts Coverage

X.	Definition of Ratios

XI.	Financial Statements

XII.	Notes to the Financial Statements

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Grupo Financiero Santander México Reports Fourth Quarter 2016 Net Income of Ps.4,542 Million

-     Profitable growth strategy drives 7.5% YoY increase in net income for the quarter and 11.1% on a cumulative basis

-     Loan growth underpinned by increases in retail segments

-     Improving profiability and efficiency ratios

-     Maintaining focus on asset quality

Mexico City – January 27, 2017, Grupo Financiero Santander México, S.A.B. de C.V., (NYSE: BSMX; BMV: SANMEX), (“Santander México”), one of the leading financial groups in Mexico, today announced financial results for the three-month and twelve-month periods ending December 31, 2016.

Santander México reported net income for 4Q16 of Ps.4.542 million, representing YoY and QoQ increases of 7.5% and 15.7%, respectively. For 12M16, net income amounted to Ps.15,715 million, reflecting an 11.1% increase from 12M15.

HIGHLIGHTS

Income Statement Data	4Q16	3Q16	4Q15	% YoY	% QoQ	2016	2015	% YoY
Net interest income	12,950	12,411	11,431	13.3	4.3	48,878	42,632	14.7
Fee and commission, net	3,917	3,739	3,777	3.7	4.8	15,247	14,772	3.2
Core revenues	16,867	16,150	15,208	10.9	4.4	64,125	57,404	11.7
Provisions for loan losses	4,768	4,889	4,424	7.8	(2.5)	18,877	17,244	9.5
Administrative and promotional expenses	7,283	7,048	6,437	13.1	3.3	28,235	25,643	10.1
Net income	4,542	3,926	4,224	7.5	15.7	15,715	14,141	11.1
Net income per share[1]	2.32	1.65	2.08	11.5	40.6	2.32	2.08	11.5

Balance Sheet Data	4Q16	3Q16	4Q15	% YoY	% QoQ	4Q16	4Q15	% YoY
Total assets	1,374,079	1,242,258	1,184,857	16.0	10.6	1,374,079	1,184,857	16.0
Total loans	591,428	598,829	547,745	8.0	(1.2)	591,428	547,745	8.0
Deposits	593,485	542,191	516,432	14.9	9.5	593,485	516,432	14.9
Shareholders´s equity	109,338	121,107	113,549	(3.7)	(9.7)	109,338	113,549	(3.7)

Key Ratios	4Q16	3Q16	4Q15	bps YoY	bps QoQ	2016	2015	bps YoY
Net interest margin	5.12%	5.01%	4.74%	37.5	10.2	4.97%	4.89%	8.3
Net loans to deposits ratio	96.3%	106.7%	102.2%	(594.2)	(1,043.3)	96.3%	102.2%	(594.2)
ROAE	16.3%	13.4%	15.4%	86.8	291.8	14.1%	12.9%	118.3
ROAA	1.4%	1.3%	1.6%	(17.2)	12.6	1.2%	1.3%	(10.4)
Efficiency ratio	40.4%	41.3%	39.6%	78.1	(97.5)	41.7%	42.0%	(32.1)
Capital ratio	15.7%	16.0%	15.6%	14.0	(27.0)	15.7%	15.6%	14.0
NPLs ratio	2.48%	2.82%	3.33%	(84.9)	(34.1)	2.48%	3.33%	(84.9)
Cost of Risk	3.3%	3.4%	3.5%	(14.4)	(6.3)	3.3%	3.4%	(8.9)
Coverage ratio	135.6%	119.1%	108.2%	2,742.0	1,648.6	135.6%	108.2%	2,742.0

Operating Data	4Q16	3Q16	4Q15	% YoY	% QoQ	4Q16	4Q15	% YoY
Branches and Offices[2]	1,389	1,387	1,377	0.9	0.1	1,389	1,377	0.9
ATMs	6,825	6,620	5,989	14.0	3.1	6,825	5,989	14.0
Customers	13,553,067	13,150,684	12,471,093	8.7	3.1	13,553,067	12,471,093	8.7
Employees	16,976	16,828	17,208	(1.3)	0.9	16,976	17,208	(1.3)

1) Accumulated EPS, net of treasury shares (compensation plan) and discontinued operations. Calculated by using weighted shares.

2) As of 4Q16 includes: 1,075 branches (including 120 branches with Select service) + 18 SM E offices + 7 SM E branches + 131 cash desks (including 1 cash desk with Select service) + 13 Select offices + 43 Select units + 58 Select boxes + 19 Select corner + 25 brokerage house branches

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Héctor Grisi, Grupo Financiero Santander México’s Executive President and CEO, commented: “After my first year as Chief Executive, I am proud to report that we achieved sustained profitable growth in the fourth quarter, capping twelve months of disciplined execution toward our goal of becoming a client-centric organisation. Looking forward, the experience of our team, investment in innovation and uncompromising focus on profitable growth, give us confidence against an uncertain global backdrop.

Our initiatives to attract new clients are gaining momentum. Santander Plus grew customers by 72% in the quarter to over 1.1 million clients, 51% of which are new to the bank. Our Aeromexico co-branded card had over 430,000 clients at year-end, 30% of which are new. Importantly, we are achieving strong cross-sell levels among new clients across our mortgages, funds and deposit portfolios. Digital customers also continue to expand, up 52% during 2016 to over 1.3 million.

We closed the year with strong asset quality across all metrics, and were particularly pleased with our recent capital optimization initiatives which boosted ROAE.

Our focus on profitability meant loan growth moderated to 8% YoY, though a 23% rise in interest income underpinned healthy NII expansion. Overall, we posted a 11% YoY rise in annual net income, despite a far higher effective tax rate.

In the current environment, we have modest GDP growth estimates and forecast ongoing peso weakness. While we expect this to impact loan growth, we are confident in our ability to continue delivering on our strategic initiatives. As announced in December, we are investing an additional $15 billion pesos between 2017 and 2019 to support our goal of becoming Mexico’s profitable growth market leader. We look to the year ahead with cautious optimism and a commitment to ongoing discipline in our execution.”

4

SUMMARY OF FOURTH QUARTER 2016 CONSOLIDATED RESULTS

Income statement
Millions of Mexican pesos				% Variation				% Variation
	4Q16	3Q16	4Q15	QoQ	YoY	12M16	12M15	16/15
Net interest income	12,950	12,411	11,431	4.3	13.3	48,878	42,632	14.7
Provisions for loan losses	(4,768)	(4,889)	(4,424)	(2.5)	7.8	(18,877)	(17,244)	9.5
Net interest income after provisions for loan losses	8,182	7,522	7,007	8.8	16.8	30,001	25,388	18.2
Commission and fee income, net	3,917	3,739	3,777	4.8	3.7	15,247	14,772	3.2
Net gain (loss) on financial assets and liabilities	1,109	721	347	53.8	219.6	3,127	2,265	38.1
Other operating income	66	177	706	(62.7)	(90.7)	484	1,379	(64.9)
Administrative and promotional expenses	(7,283)	(7,048)	(6,437)	3.3	13.1	(28,235)	(25,643)	10.1
Operating income	5,991	5,111	5,400	17.2	10.9	20,624	18,161	13.6
Equity in results of associated companies	0	0	28	0.0	(100.0)	0	81	(100.0)
Operating income before income taxes	5,991	5,111	5,428	17.2	10.4	20,624	18,242	13.1
Income taxes (net)	(1,450)	(1,185)	(1,204)	22.4	20.4	(4,909)	(4,100)	19.7
Income from continuing operations	4,541	3,926	4,224	15.7	7.5	15,715	14,142	11.1
Non-controlling interest	1	0	0	0.0	0.0	0	(1)	0.0
Net income	4,542	3,926	4,224	15.7	7.5	15,715	14,141	11.1
Effective tax rate (%)	24.2	23.2	22.2			23.8	22.5

Net income

Santander México reported net income for the quarter of Ps.4,542 million, representing YoY and QoQ increases of 7.5% and 15.7%, respectively. Net income for 12M16 increased by 11.1% to Ps.15,715 million.

4Q16 vs 4Q15

The 7.5% year-on-year growth in net income was principally driven by the following increases:

i)	a 13.3%, or Ps.1,519 million, in net interest income, mainly reflecting higher interest income from the loan portfolio;

ii)	a Ps.762 million in net gains on financial assets and liabilities; and

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iii)	a 3.7%, or Ps.140 million, in net commissions and fees, mainly resulting from financial advisory, investment funds and foreign trade fees.

These contributions to net income were partially offset by:

i)	a 13.1%, or Ps.846 million, increase in administrative and promotional expenses, mainly due to higher technology services expenses, personnel expenses, professional fees and contributions to the bank savings protection system (IPAB), resulting from a higher deposit base and other funding sources;

ii)	a 90.7%, or Ps.640 million, decrease in other operating income, mainly due to higher provisions for legal and tax contingencies and higher write-offs and bankruptcies;

iii)	a 7.8%, or Ps.344 million, increase in provisions for loan losses, mainly driven by loan volume growth; and

iv)	a 20.4%, or Ps.246 million, increase in income taxes, that resulted in a 24.2% effective tax rate in the quarter compared to 22.2% in 4Q15.

12M16 vs 12M15

Net income growth of 11.1% for 12M16, is mainly explained by the following increases:

i)	a 14.7%, or Ps.6,246 million, in net interest income, mainly reflecting higher interest income from investment in securities and from the loan portfolio, which resulted from higher interest rates and solid loan growth;

ii)	a 38.1%, or Ps.862 million, in net gains on financial assets and liabilities; and

iii)	a 3.2%, or Ps.475 million, in net commissions and fees, mainly resulting from growth in investment funds, purchase-sale of securities and money market transactions, collections and payments, foreign trade and insurance; and partly offset by lower fees from financial advisory and credit and debit card fees.

These contributions to net income were partially offset by:

i)	a 10.1%, or Ps.2,592 million, increase in administrative and promotional expenses, mainly explained by higher salaries and employee benefits, professional fees and contributions to the IPAB resulting from a higher deposit base and other funding sources; followed by increases in technology services, depreciation and amortization and promotional and advertising expenses;

ii)	a 9.5%, or Ps.1,633 million, increase in provisions for loan losses, which reflects: i) business volume growth, with significant contributions from credit cards and payroll loans; ii) provisions in 1Q16 resulting from the exposure to some of the loans that were restructured during 2014 and were past due for 18 months, as well as other corporates that are on our watch list; and iii) higher provisions in connection with mortgages (mainly related to the change in the charge-off period, explained in 1Q16);

iii)	a 64.9%, or Ps.895 million, decrease in other operating income, which mainly resulted from an increase in provisions for legal and tax contingencies and write-offs and bankruptcies expenses which were partly offset by higher recoveries of previously written-off loans; and

iv)	a 19.7%, or Ps.809 million, increase in tax expenses, that resulted in a 23.8% effective tax rate in 12M16, which compares with 22.5% in 12M15.

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Gross Operating Income

Santander México’s gross operating income for 4Q16 totaled Ps.17,976 million, representing YoY and QoQ increases of 15.6% and 6.5%, respectively, and is broken down as follows:

* Gross Operating Income does not include Other Income

Gross operating income for 12M16 amounted to Ps.67,252 million, increasing 12.7% from 12M15, and is broken down as follows:

* Gross Operating Income does not include Other Income

Profit Before Taxes

Profit before taxes in 4Q16 amounted to Ps.5,991 million, reflecting YoY and QoQ increases of 10.9% and 17.2%, respectively.

Profit before taxes for 12M16 amounted to Ps.20,624 million, and increased 13.1% YoY, mainly explained by higher net interest income, trading gains and net commissions and fees, which were partially offset by higher expenses, provisions for loan losses and lower income from other operating income.

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Return on Average Equity (ROAE)

Last December Santander México implemented a series of initiatives to further optimize our capital structure, which included:

▪	A MXN$13.6 billion cash dividend from retained earnings.

▪	We also issued US$ 500 million of Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital – Basel III compliant Notes. This innovative structure was the first of its kind in Mexico. Our parent company, Banco Santander acquired 88% of the AT1 Notes maintaining its commitment to invest in Mexico.

In addition to optimizing our capital structure, these initiatives have allowed us to improve profitability metrics and maintain capitalization levels above regulatory requirements to take advantage of future growth opportunities.

As a result, ROAE for the year improved by 120 basis points to 14.1%. Without this transaction, ROAE would have been 13.5%.

Meanwhile, ROAE in 4Q16 was 16.3%, improving 90 basis points from 15.4% in 4Q15 and 290 basis points from 13.4% in 3Q16. Without the aforementioned transaction, ROAE for the quarter would have been 15.6%.

1 Quarterly ratio = Annualized net income (4Q16x4) divided by average equity (4Q15,4Q16)

As to date ratio = Annualized net income (12M16/4x4) divided by average equity (4Q15,4Q16)

Loan portfolio growth

Santander México’s total loan portfolio as of 4Q16 increased YoY by 8.0%, or Ps.43,683 million, to Ps.591,428 million, and decreased by 1.2%, or Ps.7,401 million, on a sequential basis.

In 4Q16, Santander México’s loan portfolio reflects a contraction in corporate and government loan growth as we maintained a strong focus on profitability.

Individual loans in December were also soft, resulting from the combination of stiffer competition and a more prudent risk-pricing approach given the economic environment.

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1)	Retail loans include: consumer, credit cards, mortgages, SMEs and mid-market.

Deposits and loans to deposit ratio

In 4Q16, deposits increased 14.9% YoY and 9.5% sequentially, representing 46.9% of Santander México’s total funding sources. This deposit base provides a stable cost of funding to support Santander México’s continued growth.

The net loan to deposit ratio stood at 96.3% in 4Q16, which compares with 102.2% in 4Q15 and 106.7% in 3Q16, providing Santander México with a comfortable funding position to leverage future growth opportunities.

In 4Q16, demand deposits represented 68.6% of total deposits which compare with 67.3% in 4Q15.

1 Loans net of allowances divided by total deposits (Demand + Term)

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ANALYSIS OF FOURTH QUARTER 2016 CONSOLIDATED RESULTS

(Amounts expressed in millions of pesos, except where otherwise stated)

Net interest income

Net interest income
Millions of Mexican pesos				% Variation				% Variation
	4Q16	3Q16	4Q15	QoQ	YoY	12M16	12M15	16/15
Interest on funds available	478	374	317	27.8	50.8	1,633	1,322	23.5
Interest on margin accounts	203	129	103	57.4	97.1	572	366	56.3
Interest and yield on securities	3,510	3,413	3,379	2.8	3.9	13,633	10,723	27.1
Interest and yield on loan portfolio – excluding credit cards	12,933	12,001	10,352	7.8	24.9	46,912	39,031	20.2
Interest and yield on loan portfolio related to credit card transactions	3,057	2,841	2,499	7.6	22.3	11,090	9,794	13.2
Commissions collected on loan originations	236	221	213	6.8	10.8	821	733	12.0
Interest and premium on sale and repurchase agreements and securities loans	920	618	433	48.9	112.5	2,294	1,804	27.2
Interest income	21,337	19,597	17,296	8.9	23.4	76,955	63,773	20.7

Daily average interest earnings assets*	1,012,339	990,022	964,219	2.3	5.0	982,984	871,957	12.7

Interest from customer deposits – demand deposits	(1,611)	(1,372)	(841)	17.4	91.6	(5,057)	(3,194)	58.3
Interest from customer deposits – time deposits	(1,864)	(1,444)	(1,099)	29.1	69.6	(5,800)	(4,361)	33.0
Interest from credit instruments issued	(600)	(562)	(373)	6.8	60.9	(2,111)	(1,361)	55.1
Interest on bank and other loans	(771)	(723)	(571)	6.6	35.0	(2,667)	(2,107)	26.6
Interest on subordinated capital notes	(418)	(419)	(424)	(0.2)	(1.4)	(1,670)	(1,737)	(3.9)
Interest and premium on sale and repurchase agreements and securities loans	(3,123)	(2,666)	(2,557)	17.1	22.1	(10,772)	(8,381)	28.5
Interest expense	(8,387)	(7,186)	(5,865)	16.7	43.0	(28,077)	(21,141)	32.8

Net interest income	12,950	12,411	11,431	4.3	13.3	48,878	42,632	14.7

* Includes funds available, margin accounts, investments in securities, loan portfolio and sale and repurchase agreements

Net interest income in 4Q16 increased YoY by 13.3%, or Ps.1,519 million, to Ps.12,950 million and QoQ by 4.3%, or Ps.539 million.

The 13.3% YoY increase in net interest income resulted from the combined effect of:

i)	A 23.4%, or Ps.4,041 million, increase in interest income, to Ps.21,337 million, explained by increases of Ps.37,245 million, or 3.8%, in average interest-earning assets and 131 basis points in the average interest income rate; and

ii)	A 43.0%, or Ps.2,522 million, increase in interest expense, to Ps.8,387 million, resulting from increases of Ps.53,523 million, or 6.1%, in interest-bearing liabilities and 92 basis points in the average interest rate.

Results for the quarter show the full benefit from three interest rate increases that took place during the year until June ’16, and to a lesser extent the last one in September, along with our profitable loan mix.

The net interest margin ratio (NIM) calculated with daily average interest-earning assets for 4Q16 stood at 5.12% which compares to 4.74% in 4Q15, and improved 11 bps from 5.01% in 3Q16 mainly reflecting higher interest rates and solid volume growth.

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Interest Income

Santander México’s main source of recurring interest income comes from the loan portfolio, which in 4Q16 accounted for 76.0% of interest income and 59.0% of average interest earning assets. Interest income and average interest earning assets are comprised as follows:

*Includes commissions collected on loan origination

**Includes margin accounts

The average interest rate on interest-earning assets for 4Q16 stood at 8.25%, increasing 131 basis points from 6.94% in 4Q15.

Interest income for 4Q16 increased by 23.4%, or Ps.4,041 million, to Ps.21,337 million. On a sequential basis, interest income rose by 8.9%, or Ps.1,740 million.

The 23.4% YoY rise in interest income mainly reflects increases of:

i)	24.2%, or Ps.3,162 million, in interest income from our total loan portfolio and commissions on loan origination, which resulted from the combined effect of a Ps.71,335 million, or 13.6%, increase in the average loan portfolio volume, and a 91 basis points increase in the average interest rate.

Higher average loan portfolio volume is explained by increases across all segments and products, as follows:

▪	16.6%, or Ps.52,800 million, in the commercial portfolio, mainly reflecting increases of Ps.19,601 million, or 15.4%, Ps.14,358 million, or 83.2%, Ps.12,761 million, or 11.2% and Ps.5,995 million, or 10.0%, in mid-market, institutions, corporates and SMEs, respectively;

▪	7.6%, or Ps.9,003 million, in mortgages;

▪	10.8%, or Ps.4,696 million, in consumer loans; and

▪	10.4%, or Ps.4,836 million, in credit card loans.

Growth in the average loan portfolio volume was further supported by a 91 basis point increase in the average interest rate earned on this portfolio.

Variation in the average interest rate earned is broken down as follows:

▪	A 132 basis points increase in the commercial portfolio, from 5.91% in 4Q15 to 7.23% in 4Q16. This increase mainly resulted from our prioritization of returns on risk-weighted assets and increases in the reference rate.

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▪	An 228 basis points increase in credit cards, from 21.07% to 23.35%, reflecting an increase from previous quarters, as a result of an improvement in the composition of our credit card portfolio, where this quarter we observed a reduction in the share of customers who pay their outstanding balances in full therefore not contributing to interest income; and

▪	A 30 basis points increase in mortgages, from 9.46% to 9.76%.

▪	These increases were partly offset by a 58 basis points decrease in consumer loans (excluding credit cards), from 24.37% to 23.79%.

ii)	112.5%, or Ps.487 million, in sale and repurchase agreement transactions, which resulted from a Ps.14,931 million, or 28.4%, increase in the average volume, together with a 211 basis points increase in the average interest rate earned;

iii)	3.9%, or Ps.131 million, in interest income from our investment in securities portfolio, due to a combined effect of a Ps.67,266 million, or 20.5%, decrease in average volume of this portfolio, together with a 123 basis points increase in the average interest rate earned;

iv)	50.8%, or Ps.161 million, in funds available, which resulted from the combined effect of a Ps.5,451 million, or 14.2%, increase in the average volume, together with a 104 basis points increase in the average interest rate earned; and

v)	97.1%, or Ps.100 million, in margin accounts, which resulted from a Ps.12,794 million, or 42.3%, increase in the average volume together with an 52 basis points increase in the average interest rate earned.

Interest Expense

Santander México’s main sources of funding are customer deposits and repurchase agreements. In 4Q16 these accounted for 41.4% and 37.2% of interest expense, respectively; and 59.3% and 24.6% of average interest liabilities, respectively. Santander México’s funding structure is broken down as follows:

The average interest rate on interest-bearing liabilities increased 91 basis points to 3.55% in 4Q16.

Interest expense for 4Q16 increased 43.0%, or Ps.2,522 million, to Ps.8,387 million. On a sequential basis, interest expense increased by 16.7%, or Ps.1,201 million.

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The 43.0% YoY rise in interest expense mainly reflects increases of:

i)	91.6%, or Ps.770 million, on interest paid on demand deposits, due to a Ps.82,716 million, or 30.8%, increase in the average volume together with a 57 basis point increase in the average interest rate paid;

ii)	69.6%, or Ps.765 million, in term deposits, which resulted from a 114 basis points increase in the average interest rate paid, and a Ps.29,183 million, or 17.5%, increase in the average volume;

iii)	22.1%, or Ps.566 million, in interest paid on sale and repurchase agreement transactions, which resulted from the combined effect of a Ps.82,069 million, or 26.6%, decrease in the average volume which was more than offset by a 215 basis points increase in the average interest rate paid;

iv)	60.9%, or Ps.227 million, in credit instruments issued, which resulted from a Ps.10,751 million, or 29.1%, increase in the average volume of credit instruments issued together with a 98 basis points increase in the average interest rate paid. These increases mainly reflect the banks’ debt issuances that the bank did in the last year pursuing the strategy of increasing the duration of its funding through the issuance of mid and long term debt financing, in light of the prevailing rising interest rate environment; and

v)	35.0%, or Ps.200 million, in bank and other loans, mainly due to a Ps.8,906 million, or 13.3%, increase in the average volume, together with a 64 basis points increase in the average interest rate paid.

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Commission and fee income, net

Commission and fee income, net
Millions of Mexican pesos								%
				% Variation				Variation
	4Q16	3Q16	4Q15	QoQ	YoY	12M16	12M15	16/15
Commission and fee income, net
Debit and credit card	1,656	1,548	1,424	7.0	16.3	6,027	5,196	16.0
Account management	257	249	220	3.2	16.8	951	896	6.1
Collection services	579	577	530	0.3	9.2	2,334	2,114	10.4
Investment funds	437	450	350	(2.9)	24.9	1,646	1,363	20.8
Insurance	1,030	1,043	1,004	(1.2)	2.6	4,272	4,106	4.0
Purchase-sale of securities
and money market
transactions	268	255	204	5.1	31.4	1,031	814	26.7
Checks trading	68	62	65	9.7	4.6	253	257	(1.6)
Foreign trade	304	244	233	24.6	30.5	1,080	866	24.7
Financial advisory services	446	233	365	91.4	22.2	1,222	1,745	(30.0)
Other	298	294	208	1.4	43.3	1,142	889	28.5
Total	5,343	4,955	4,603	7.8	16.1	19,958	18,246	9.4

Commission and fee expense
Debit and credit card	(909)	(758)	(438)	19.9	107.5	(2,894)	(1,895)	52.7
Investment funds	0	(1)	(2)	100.0	100.0	(4)	(25)	(84.0)
Insurance	(21)	(20)	25	5.0	(184.0)	(75)	(18)	316.7
Purchase-sale of securities
and money market
transactions	(102)	(60)	(91)	70.0	12.1	(265)	(302)	(12.3)
Checks trading	(9)	(5)	(6)	80.0	50.0	(26)	(23)	13.0
Foreign trade	(3)	(5)	0	(40.0)	0.0	(8)	0	0.0
Financial advisory services	(2)	(1)	(13)	100.0	(84.6)	(27)	(46)	(41.3)
Other	(380)	(366)	(301)	3.8	26.2	(1,412)	(1,165)	21.2
Total	(1,426)	(1,216)	(826)	17.3	72.6	(4,711)	(3,474)	35.6

Commission and fee income, net
Debit and credit card	747	790	986	(5.4)	(24.2)	3,133	3,301	(5.1)
Account management	257	249	220	3.2	16.8	951	896	6.1
Collection services	579	577	530	0.3	9.2	2,334	2,114	10.4
Investment funds	437	449	348	(2.7)	25.6	1,642	1,338	22.7
Insurance	1,009	1,023	1,029	(1.4)	(1.9)	4,197	4,088	2.7
Purchase-sale of securities
and money market
transactions	166	195	113	(14.9)	46.9	766	512	49.6
Checks trading	59	57	59	3.5	0.0	227	234	(3.0)
Foreign trade	301	239	233	25.9	29.2	1,072	866	23.8
Financial advisory services	444	232	352	91.4	26.1	1,195	1,699	(29.7)
Other	(82)	(72)	(93)	13.9	(11.8)	(270)	(276)	(2.2)
Total	3,917	3,739	3,777	4.8	3.7	15,247	14,772	3.2

In 4Q16, net commission and fee income totaled Ps.3,917 million, increasing YoY by 3.7%, or Ps.140 million, and by 4.8%, or Ps.178 million QoQ.

14

The main contributor to net commissions and fees in the quarter were cash management1 fees, which accounted for 28.4% of the total, followed by insurance, debit and credit cards, which accounted for 25.8% and 19.1% of total commissions and fees, respectively.

Commission and fee income, net Breakdown (%)
	4Q16	3Q16	4Q15	12M16	12M15
Debit and credit card	19.1	21.1	26.1	20.5	22.3
Account management	6.6	6.7	5.8	6.2	6.1
Collection services	14.8	15.4	14.0	15.3	14.3
Investment funds	11.2	12.0	9.2	10.8	9.1
Insurance	25.8	27.4	27.2	27.5	27.7
Purchase-sale of securities and money market
transactions	4.2	5.2	3.0	5.0	3.5
Checks trading	1.5	1.5	1.6	1.5	1.6
Foreign trade	7.7	6.4	6.2	7.0	5.9
Financial advisory services	11.3	6.2	9.3	7.8	11.5
Other	(2.1)	(1.9)	(2.5)	(1.8)	(1.9)
Total	100.0	100.0	100.0	100.0	100.0

The 3.7% YoY increase in net commissions and fees in 4Q16 mainly resulted from the following increases:

i)	26.1%, or Ps.92 million, in financial advisory fees, resulting from closing a few transactions in a challenging macro environment which has slowed the pace of execution;

ii)	25.6%, or Ps.89 million, in investment funds reflecting a better priced mix and the increase in interest rates from the Mexican Central Bank since December 2015;

iii)	29.2%, or Ps.68 million, in foreign trade fees mainly resulting from Santander México’s continued strong focus on growing the foreign trade business, leveraging its wide product offering, and strong presence in the international business as it advises companies on their foreign trade transactions, direct investments and leveraging platform improvements.

iv)	46.9%, or Ps.53 million, in purchase-sale of securities and money market transactions; and

v)	9.2%, or Ps.49 million, in collection and payments, mainly resulting from our continued focus on being an integral part of our clients’ liquidity management efforts, which led to increased transactional activity. Our Santander Plus program also contributed positively to this result.

These positive contributions to net commissions and fees, were partly offset by:

i)	a 24.2%, or Ps.239 million, decrease in debit and credit cards fees. This line remains impacted by higher reward and issuance costs from the successful performance of the Santander-Aeromexico co-branded credit card. Fees were also affected by peso depreciation, as some of the fees paid in connection with the credit and debit card business are dollarized. Note however that commissions and fee income on credit cards rose 16.3% reflecting higher credit card usage; and

ii)	a 1.9%, or Ps.20 million, in insurance fees, reflecting good performance in our online platform for car insurance which was more than offset by continued soft SME demand and lower individual credit-related insurance.

__________________

1 Cash management fees include fees from: collections and payments, account management, checks, foreign trade and others

15

Net gain (loss) on financial assets and liabilities

Net gain (loss) on financial assets and liabilities
Millions of Mexican pesos				% Variation				% Variation
	4Q16	3Q16	4Q15	QoQ	YoY	12M16	12M15	16/15
Valuation
Foreign Exchange	(141)	(233)	608	(39.5)	(123.2)	37	719	(94.9)
Derivatives	2,329	200	(489)	1,064.5	(576.3)	(517)	8,225	(106.3)
Shares	(43)	71	(361)	(160.6)	(88.1)	105	(90)	216.7
Debt instruments	13	(125)	(76)	110.4	117.1	501	(967)	151.8
Valuation result	2,158	(87)	(318)	(2,580.5)	(778.6)	126	7,887	(98.4)
Purchase / sale of securities
Foreign Exchange	304	507	(572)	(40.0)	153.1	1,038	(1,407)	173.8
Derivatives	(1,680)	(51)	1,415	(3,194.1)	(218.7)	707	(5,134)	113.8
Shares	(18)	29	(47)	(162.1)	(61.7)	66	65	1.5
Debt instruments	345	323	(131)	6.8	363.4	1,190	854	39.3
Purchase -sale result	(1,049)	808	665	(229.8)	(257.7)	3,001	(5,622)	153.4
Total	1,109	721	347	53.8	219.6	3,127	2,265	38.1

In 4Q16, Santander México reported a Ps.1,109 million net gain from financial assets and liabilities, which compares with gains of Ps.347 million in 4Q15 and Ps.721 million in 3Q16.

The Ps.1,109 million net gain from financial assets and liabilities in the quarter is mainly explained by:

i)	a Ps.2,158 million valuation gain which resulted from gains of Ps.2,329 million and Ps.13 million in derivative instruments and debt instruments, respectively. Gains that were partly offset by Ps.141 million and Ps.43 million losses in the valuation result of foreign trade and share instruments.

This net gain was partially offset by:

i)	a Ps.1,049 million purchase-sale loss principally related to losses of Ps.1,680 million and Ps.18 million in derivatives and share instruments, respectively, which were partially offset by purchase-sale gains of Ps.345 million and Ps.304 million in debt and foreign exchange instruments, respectively.

16

Other operating income

Other operating income
Millions of Mexican pesos				% Variation				% Variation
	4Q16	3Q16	4Q15	QoQ	YoY	12M16	12M15	16/15

Recovery of previously written-off loans	863	584	860	47.8	0.3	2,567	2,443	5.1
Cancellation of liabilities and reserves	79	77	77	2.6	2.6	322	329	(2.1)
Interest on personnel loans	48	41	30	17.1	60.0	161	114	41.2
Allowance for losses on foreclosed assets	(31)	(23)	(24)	34.8	29.2	(108)	(88)	22.7
Profit from sale of foreclosed assets	78	100	43	(22.0)	81.4	279	237	17.7
Technical advisory services	3	3	3	0.0	0.0	11	16	(31.3)
Portfolio recovery legal expenses and costs	(308)	(293)	(321)	5.1	(4.0)	(1,258)	(1,215)	3.5
Write-offs and bankruptcies	(357)	(192)	(72)	85.9	395.8	(1,041)	(828)	25.7
Provision for legal and tax contingencies	(324)	(114)	59	184.2	(649.2)	(661)	15	(4,506.7)
IPAB ("Indemnity") provisions and payments	(3)	(2)	(2)	50.0	50.0	(8)	(6)	33.3
Income from acquisition of Scotiabank portfolio	0	0	0	0.0	0.0	0	177	(100.0)
Others	18	(4)	53	550.0	(66.0)	220	185	18.9

Total	66	177	706	(62.7)	(90.7)	484	1,379	(64.9)

Other income in 4Q16 totaled Ps.66 million, down from Ps.706 million in 4Q15 and from Ps.177 million in 3Q16.

The Ps.640 million YoY decrease in other income was mainly driven by:

i)	a Ps.383 million increase in provisions for legal and tax contingencies; and

ii)	a Ps.285 million increase in write-offs and bankruptcies.

17

Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses are mainly related to technology and systems, administrative services - mainly outsourced in the areas of information technology - taxes and duties, professional fees, contributions to bank savings protection system (IPAB), rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Administrative and promotional expenses
Millions of Mexican pesos				% Variation				% Variation
	4Q16	3Q16	4Q15	QoQ	YoY	12M16	12M15	16/15
Salaries and employee benefits	3,075	3,178	2,807	(3.2)	9.5	12,616	11,709	7.7
Credit card operation	72	82	55	(12.2)	30.9	301	314	(4.1)
Professional fees	394	248	168	58.9	134.5	900	458	96.5
Leasehold	415	491	555	(15.5)	(25.2)	1,846	1,844	0.1
Promotional and advertising expenses	73	393	243	(81.4)	(70.0)	835	659	26.7
Taxes and duties	384	288	320	33.3	20.0	1,437	1,366	5.2
Technology services (IT)	797	561	527	42.1	51.2	2,631	2,400	9.6
Depreciation and amortization	481	500	429	(3.8)	12.1	2,058	1,864	10.4
Contributions to Instituto de protección al ahorro Bancario (IPAB)	713	672	590	6.1	20.8	2,631	2,238	17.6
Cash protection	187	153	146	22.2	28.1	699	611	14.4
Others	692	482	597	43.6	15.9	2,281	2,180	4.6

Total	7,283	7,048	6,437	3.3	13.1	28,235	25,643	10.1

Santander México’s administrative and promotional expenses are broken down as follows:

Administrative and promotional expenses
Breakdown (%)
	4Q16	3Q16	4Q15	12M16	12M15
Salaries and employee benefits	42.2	45.1	43.6	44.7	45.7
Credit card operation	1.0	1.2	0.9	1.1	1.2
Professional fees	5.4	3.5	2.6	3.2	1.8
Leasehold	5.7	7.0	8.6	6.5	7.2
Promotional and advertising expenses	1.0	5.6	3.8	3.0	2.6
Taxes and duties	5.3	4.1	5.0	5.1	5.3
Technology services (IT)	10.9	8.0	8.2	9.3	9.4
Depreciation and amortization	6.6	7.1	6.7	7.3	7.3
Contributions to bank savings protection system (IPAB)	9.8	9.5	9.2	9.3	8.7
Cash protection	2.6	2.2	2.3	2.5	2.4
Others	9.5	6.8	9.3	8.1	8.5

Total	100.0	100.0	100.0	100.0	100.0

Administrative and promotional expenses in 4Q16 amounted to Ps.7,283 million which compares with Ps.6,437 million in 4Q15 and Ps.7,048 million in 3Q16, increasing 13.1% YoY and 3.3% QoQ.

18

The 13.3% YoY rise in administrative and promotional expenses was mainly due to the following increases:

i)	51.2%, or Ps.270 million, in technology services, mainly reflecting Santander México’s investment to strengthen our business and drive innovation to better serve clients;

ii)	9.5%, or Ps.268 million, in salaries and employee benefits;

iii)	134.5%, or Ps.226 million in professional fees, mainly related to IT consulting fees in connection with our ongoing technological upgrade; and

iv)	20.8%, or Ps.123 million, in contributions to the bank savings protection system (IPAB) reflecting growth in funding sources.

These increases were partly offset by:

i)	a Ps.170 million, or 70.0% decrease in promotional and advertising expenses; and

ii)	a Ps.140 million, or 25.2% decrease in leaseholds.

Excluding the deposit insurance fee, expenses for the quarter increased by 12.4% YoY.

Expenses continue to reflect cost management initiatives that translate into an optimized operating structure, mitigating costs resulting from the investment in strategic businesses.

The efficiency ratio for the quarter stood at 40.4%, increasing by 80 basis points YoY and decreasing by 90 basis points QoQ.

The recurrence ratio for 4Q16 was 58.2%, which compares to 62.1% reported in 4Q15 and 58.5% in 3Q16.

On a cumulative basis, administrative and promotional expenses amounted to Ps.28,235 million, reflecting a YoY increase of 10.1%. Excluding the deposit insurance fee, expenses increased by 9.4% YoY. Strong core earnings allowed us to improve the efficiency ratio for 12M16 by 30 basis points YoY to 41.7% from 42.0% in 12M15.

1)	Quarterly ratio = Annualized opex (4Q16x4) divided by annualized income before opex (net of allowances) (4Q16x4)

As to date ratio = Annualized opex (12M16/4x4) divided by annualized income before opex (net of allowances) (12M16/4x4)

19

Income Taxes

In 4Q16 Santander México reported a tax expense of Ps.1,450 million compared to tax expenses of Ps.1,204 million in 4Q15 and Ps.1,185 million in 3Q16. The effective tax rate for the quarter was 24.2%, which compares to 22.2% reported in 4Q15 and 23.2% in 3Q16.

On a cumulative basis, the effective tax rate for 12M16 stood at 23.8%, 130 basis points higher than the 22.5% for 12M15.

Contribution to net income by subsidiary

Reported net income in 4Q16 was Ps.4,542 million, representing increases of 7.5% YoY and 15.7% QoQ.

Casa de Bolsa Santander, the brokerage business, reported a net loss of Ps.26 million in 4Q16, compared with a net gain of Ps.8 million in 4Q15 and a net gain of Ps.22 million in 3Q16.

The Holding (Grupo Financiero) reported a net loss of Ps.29 million in 4Q16, compared with net losses of Ps.20 million in 4Q15 and Ps.2 million in 3Q16.

Earnings contribution by subsidiary
Millions of Mexican Pesos
				% Variation				% Variation
	4Q16	3Q16	4Q15	QoQ	YoY	12M16	12M15	16/15
Banking business 1/	4,597	3,906	4,236	17.7	8.5	15,750	14,186	11.0
Brokerage	(26)	22	8	(218.2)	(425.0)	12	12	0.0
Holding	(29)	(2)	(20)	(1,350.0)	(45.0)	(47)	(57)	(17.5)
Net income attributable to Grupo Financiero Santander México	4,542	3,926	4,224	15.7	7.5	15,715	14,141	11.1

1/Includes Sofomes

20

LOAN PORTFOLIO AND ASSET QUALITY

Loan portfolio

The evolution of the loan portfolio continues to show solid growth, with segment diversification and increases across core businesses.

Portfolio Breakdown
Millions of Mexican pesos				% Variation
	4Q16	3Q16	4Q15	QoQ	YoY
Commercial	362,527	373,821	335,575	(3.0)	8.0
Middle- market	144,290	138,192	125,271	4.4	15.2
Corporates	80,788	100,216	79,387	(19.4)	1.8
SME´s	67,640	66,843	61,203	1.2	10.5
Government & Financial
Entities	69,809	68,570	69,714	1.8	0.1
Individuals	228,901	225,008	212,170	1.7	7.9
Consumer	100,065	98,280	91,693	1.8	9.1
Credit Cards	51,537	50,702	47,775	1.6	7.9
Other Consumer	48,528	47,578	43,918	2.0	10.5
Mortgages	128,836	126,728	120,477	1.7	6.9
Total	591,428	598,829	547,745	(1.2)	8.0

The total loan portfolio rose YoY by 8.0%, or Ps. 43,683 million, to Ps. 591,428 million in 4Q16. On a sequential basis, the total loan portfolio decreased 1.2%, or Ps.7,401 million.

In 4Q16, Santander México’s loan portfolio reflects a contraction in corporate and government loan growth as we pursued our strategy of keeping a strong focus on profitability. Individual loans were also soft, reflecting the combination of stiffer competition and a more prudent risk-pricing approach given the economic environment.

21

Loan portfolio breakdown
Millions of Mexican Pesos
	4Q16%		3Q16%		4Q15%
Performing loans
Commercial	357,229	60.4	366,182	61.1	326,979	59.7

Individuals	219,516	37.1	215,739	36.0	202,518	37.0
Consumer	96,082	16.2	94,425	15.8	88,029	16.1
Credit cards	49,364	8.3	48,610	8.1	45,691	8.3
Other consumer	46,718	7.9	45,815	7.7	42,338	7.7
Mortgages	123,434	20.9	121,314	20.3	114,489	20.9
Total performing loans	576,745	97.5	581,921	97.2	529,497	96.7

Non-performing loans
Commercial	5,298	0.9	7,639	1.3	8,596	1.6

Individuals	9,385	1.6	9,269	1.5	9,652	1.8
Consumer	3,983	0.7	3,855	0.6	3,664	0.7
Credit cards	2,173	0.4	2,092	0.3	2,084	0.4
Other consumer	1,810	0.3	1,763	0.3	1,580	0.3
Mortgages	5,402	0.9	5,414	0.9	5,988	1.1
Total non-performing loans	14,683	2.5	16,908	2.8	18,248	3.3

Total loan portfolio
Commercial	362,527	61.3	373,821	62.4	335,575	61.3
Individuals	228,901	38.7	225,008	37.6	212,170	38.7
Consumer	100,065	16.9	98,280	16.4	91,693	16.7
Credit cards	51,537	8.7	50,702	8.5	47,775	8.7
Other consumer	48,528	8.2	47,578	7.9	43,918	8.0
Mortgages	128,836	21.8	126,728	21.2	120,477	22.0
Total loan portfolio	591,428	100	598,829	100	547,745	100

The Commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 61.3% of the total loan portfolio. Excluding loans to government entities and financial institutions, the commercial loan portfolio accounted for 49.5% of the total loan portfolio.

As of 4Q16, commercial loans increased 8.0% YoY, as Santander México continues to focus on returns on risk-weighted assets and experiences higher competition across all segments. Mid-market loans and SMEs posted a 15.2% and 10.5% YoY growth, respectively, while corporate loans grew 1.8%. SME maintained a stable growth as we continue implementing a stronger focus on returns on risk weighted assets and risk-based pricing, supported by effective commercial initiatives targeted to the SME2 segment which includes mid-to high SMEs. Corporate loans posted soft growth in the quarter as we had some large payments of short-term loans and maintained our focus on returns in a highly competitive environment. Finally, loans to government and financial entities increased 0.1% YoY.

On a sequential basis, the commercial loan portfolio decreased 3.0%, reflecting a fall of 19.4% in corporate loans. SMEs and middle-market grew 1.2% and 4.4%, respectively, while loans to government and financial entities increased 1.8%.

22

The Individual loan portfolio comprised of mortgages, consumer and credit card loans, represented 38.7% of the total loan portfolio and increased 7.9% YoY showing resilient consumer demand and strong competition in these markets. Mortgage loans, credit card and consumer loans, represented 21.8%, 8.7% and 8.2% of the total loan portfolio, respectively.

Credit cards grew 7.9% YoY and 1.6% sequentially, supported by higher usage of our full suite of credit cards and the successful performance of the Santander-Aeromexico co-branded credit card. Consumer loans increased 10.5% YoY and 2.0% QoQ, reflecting strong performance in payroll loans which rose 18.0% YoY and 0.5% QoQ, reflecting our strategy to focus on this value added proposition for our clients through the launch of the Santander Plus program. Finally, mortgages increased 6.9% YoY and 1.7% sequentially, driven by ongoing targeting of the middle-market and residential segments. However, mortgage activity remained soft as high-end real estate transactions typically quoted in US dollars were impacted by high FX volatility, the hike in interest rates and increased competition.

Asset quality

Asset quality
Millions of Mexican pesos
				% Variation
	4Q16	3Q16	4Q15	QoQ	YoY
Total loans	591,428	598,829	547,745	(1.2)	8.0
Performing loans	576,745	581,921	529,497	(0.9)	8.9
Non-performing loans	14,683	16,908	18,248	(13.2)	(19.5)

Allowance for loan losses	(19,912)	(20,142)	(19,743)	(1.1)	0.9
Charge-offs	(6,246)	(4,246)	(4,126)	47.1	51.4

Non-performing loan ratio	2.48%	2.82%	3.33%	(34)bp	(85)bp
Coverage ratio	135.6%	119.1%	108.2%	1,650 bp	2,740bp
Cost of Risk*	3.35%	3.41%	3.49%	(6)bp	(14)bp

* Cost of risk is calculated using annualized cumulative provisions for loan losses for the period

Non-performing loans at the end of 4Q16 decreased YoY by Ps.3,565 million, or 19.5%, to Ps.14,683 million, and QoQ fell by 13.2%, or Ps.2,225 million.

On a YoY basis, decreases of Ps.3,298 million, or 38.4%, in commercial loans and Ps.586 million, or 9.8%, in mortgages, were partly offset by an increase of Ps.319 million, or 8.7%, in consumer loans (including credit cards). On a sequential basis, Santander México reported decreases in non-performing loans of Ps.2,341 million, or 30.6%, in commercial loans and Ps.12 million, or 0.2%, in mortgages, partly offset by a Ps.128 million, or 3.3%, increase in consumer loans (including credit cards).

The YoY decline in non-performing commercial loans mainly resulted further progress by homebuilders registered in 4Q16.

The YoY and QoQ decreases in non-performing mortgage loans, mainly resulted from an internal change in the charge-off policy for the mortgages originated at Santander Hipotecario and Santander Vivienda, which was reduced from 48 months to 36 months, following the extension made in 2015 from 12 months to 36 months for those mortgages originated at the bank, thus unifying the overall charge-off criteria in this segment. This unification of criteria will continue to be gradually implemented.

The breakdown of the non-performing loan portfolio is as follows: commercial loans 36.1%, mortgage loans 36.8% and consumer loans (including credit cards) 27.1%.

23

Non-Performing Loan Ratios ()
%	4Q16	3Q16	4Q15

Commercial	1.46	2.04	2.56

Individuals
Consumer	3.98	3.92	4.00
Credit Card	4.22	4.13	4.36
Other consumer	3.73	3.71	3.60
Mortgages	4.19	4.27	4.97
Total	2.48	2.82	3.33

The abovementioned variations to non-performing loans led to an improvement in the NPL ratio, down to 2.48% in 4Q16, decreasing by 85 basis points from 3.33% in 4Q15 and 34 basis point lower than the 2.82% reported in 3Q16.

The NPL ratio for 4Q16 continues to reflect Santander México’s exposure to homebuilders. Our total exposure to homebuilders as of 4Q16 decreased further QoQ by Ps.1,595 million to Ps.2,201 million, while non-performing loans also decreased by Ps.1,574 million to Ps.1,505 million.

Excluding the impact of the homebuilders, the NPL ratio for 4Q16 would have been 2.24%. The current NPL ratio continues to reflect loan portfolio growth combined with Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

During 4Q16, provisions for loan losses amounted to Ps.4,768 million, which represented an YoY increase of Ps.344 million, or 7.8%, and a decrease of Ps.121 million, or 2.5%, on a sequential basis.

The 7.8% YoY increase in provisions mainly resulted from business volume growth, with significant contributions from credit cards and payroll loans.

Cost of risk in 4Q16 stood at 3.35%, which compares to 3.49% and 3.41% reported in 4Q15 and 3Q16, respectively.

On a cumulative basis, provisions for loan losses increased by 9.5%, or Ps.1,633 million, mainly reflecting:

i)	significant business volume growth, with sizeable contributions from credit cards and payroll loans;

ii)	provisions in 1Q16 resulting from the exposure to some of the loans that were restructured during 2014 and were past due for 18 months, as well as other corporates that are on our watch list; and

iii)	higher provisions in connection with mortgages (mainly related to the change in the charge-off period).

24

Cost of risk for 12M16 stood at 3.31%, which compares to 3.40% in 12M15.

The coverage ratio for the quarter improved to 135.6%, from 108.2% in 4Q15 and 119.1% in 3Q16. The YoY improvement in the coverage ratio was mainly due to lower non-performing loans in the commercial segment, reflecting further improvements in negotiations with homebuilders.

* Cost of risk is calculated using annualized cumulative provisions for loan losses for the period

TOTAL DEPOSITS

Total deposits at the end of 4Q16 amounted to Ps.593,485 million, representing an increase of 14.9% YoY and a 9.5% sequentially. Demand deposits reached Ps.406,863 million, increasing 17.0% YoY and 8.0% sequentially. Term deposits reached Ps.186,622 million, up 10.7% YoY and 12.9% QoQ.

Santander México continues to implement its strategy of further enhancing customer service. Campaigns targeting the SMEs and middle-market segments, together with products offered to middle- and high-income clients have resulted in increases of 19.7% and 25.5% in demand deposits from individuals and SMEs, respectively.

25

LIQUIDITY COVERAGE RATIO

Pursuant Banxico’s and CNBV regulatory requirements, the average Liquidity Coverage Ratio (LCR or CCL by its Spanish acronym) for 4Q16 was 153.31% which compares to 111.76% in 3Q16. (Please refer to note 25 of this report).

CAPITALIZATION AND ROAE

Capitalization
Millions of Mexican Pesos	4Q16	3Q16	4Q15

CET1	71,487	87,719	80,328
Tier 1	81,785	87,719	80,328
Tier 2	27,453	25,472	23,311
Total Capital	109,238	113,191	103,639

Risk-weighted assets
Credit risk	546,272	546,494	487,440
Credit, market and operational risk	693,902	707,175	664,122

Credit risk ratios:
CET1	13.1	16.1	16.5
Tier 1 (%)	15.0	16.1	16.5
Tier 2 (%)	5.0	4.7	4.8
Capitalization ratio (%)	20.0	20.7	21.3

Total capital ratios:
CET1	10.3	12.4	12.1
Tier 1 (%)	11.8	12.4	12.1
Tier 2 (%)	3.9	3.6	3.5
Capitalization ratio (%)	15.7	16.0	15.6

Last December we implemented a series of initiatives to further optimize our capital structure, which included:

▪	A MXN$13.6 billion cash dividend from retained earnings.

▪	We also issued US$ 500 million of Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital – Basel III compliant Notes. This innovative structure that was the first of its kind in Mexico. Our parent company, Banco Santander acquired 88% of the AT1 Notes maintaining its commitment to invest in Mexico.

In addition to optimizing our capital structure, these initiatives have allowed us to improve profitability metrics and maintain capitalization levels above regulatory requirements to take advantage of future growth opportunities.

On December 20, 2016, the CNBV received authorization for our request to change the methodology for the Operational Risk Capital Requirement, establishing the substitution of the basic method by the alternative standard method (ASA) for the month of November 2016. This measure contributed to Banco Santander Mexico in savings in capitalization levels by 80 basis point.

26

As a result, ROAE for the year improved by 120 basis points to 14.1%; without this transaction it would have been 13.5%.

Meanwhile, ROAE in 4Q16 was 16.3%, improving 90 basis points from 15.4% in 4Q15 and 290 basis points from 13.4% in 3Q16. Without the aforementioned transaction, ROAE for the quarter would have been 15.6%.

Banco Santander México’s capital ratio at period end 4Q16 was 15.7%, which compares to 15.6% and 16.0% at 4Q15 and 3Q16, respectively. The 15.7% capital ratio was comprised of 10.3% fundamental (CET1), 1.5% additional Tier 1 and 3.9% Complementary Capital (Tier 2).

As of November 2016, Banco Santander México is classified within Category 1 in accordance with Article 134bis of the Mexican Banking Law, and remains in this category per the preliminary results dated September 2016, which is the most recent available analysis.

LEVERAGE RATIO

In accordance with CNBV regulatory requirements, delivered in June 14, 2016, the leverage ratio for December 2016 was 6.35%, September 2016 7.72%, 7.43% in June 2016, 7.33% in March 2016 and 7.24% in December 2015.

This index is based on regulatory guidelines established in the following way: the result of dividing the core capital of conformity with Article 2 Bis 6 (CUB) between adjusted assets.

27

RELEVANT EVENTS & REPRESENTATIVE ACTIVITIES AND TRANSACTIONS

Relevant Events

Santander México announced the merger of Santander Hipotecario, S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México with Santander Vivienda S.A. de C.V., Sociedad Financiera de Objeto Múltiple, Entidad Regulada, Grupo Financiero Santander México, both of which are parts of the Financial Group

On December 30, 2016, both companies held their respective General Extraordinary Shareholders Meetings, in which their shareholders approved the merger of Santander Hipotecario with Santander Vivienda (surviving company).

Santander México announced the settlement of its perpetual subordinated non-preferred contingent convertible additional Tier 1 capital notes

On December 29, 2016 Grupo Financiero Santander México announced it successfully settled its U.S.$500 million aggregate principal amount of 8.500% Perpetual Subordinated Non-Preferred Contingent Convertible. The AT1 Notes were sold for 100.000% of their principal amount. Banco Santander, S.A. (Spain) purchased approximately 88% of the aggregate amount of the AT1 Notes.

Santander México announced the pricing of its perpetual subordinated non-preferred contingent convertible additional tier 1 capital notes

On December 23, 2016, the Group announced that it priced U.S.$500 million aggregate principal amount of 8.500% Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes. The AT1 Notes were sold for 100.000% of their principal amount and each AT1 Note is mandatorily convertible, in certain regulatory circumstances, into ordinary shares of the Company at the higher of the volume weighted average of the ordinary shares closing price on the Mexican Stock, Banco Santander, S.A. (Spain) purchased 88% of the aggregate amount of the AT1 Notes.

Santander México announced the resolution of their shareholder meeting

On December 22, 2016, the entity announced the hold of its respective General Ordinary Shareholders Meeting, at which the payment of a cash dividend to shareholders was approved from retained earnings in the amount of Ps.13,624 million, paid on December 30, 2016.

Santander México announced that it will allocate $15 billion pesos over the next three years to support growth and drive innovation

On December 8, 2016, Santander México announced its plans to allocate $15 billion Mexican Pesos between 2017 to 2019, for investments and initiatives to support business growth.

Santander México announced the resolutions of their shareholders meetings

On December 5, 2016, Santander México announced that, in connection with the previously announced capital structure efficiency strategy, held it General Ordinary and Extraordinary Shareholder Meetings approving resolutions which included: the issuance of a financial instrument which follows the required guidelines to be Basel III compliant, and qualifies as an Additional Tier 1 instrument under Mexican laws and regulations, in an aggregate amount of up to U.S.$500 million. Banco Santander S.A. (Spain) expressed its intention to purchase approximately 75% of the aggregate amount of the above mentioned financial instrument at market terms and to ensure its complete subscription.

Ordinary and Extraordinary General Shareholders Meeting

On December 5, 2016, Santander México held its General Ordinary Shareholders Meeting and approved among other items:

•	The approval of the composition of the Board of Directors as indicated below:

28

Non Independent Directors "F" Series
Mr. Marcos Alejandro Martínez Gavica	Director
Mr. Héctor Blas Grisi Checa	Director
Mr. Rodrigo Echenique Gordillo	Director
Mr. Ángel Rivera Congosto	Director
Mr. Rodrigo Brand de Lara	Director
Mr. Vittorio Corbo Lioi	Alternate Director
Mr. Francisco Javier Hidalgo Blazquez	Alternate Director
Mr. Pedro José Moreno Cantalejo	Alternate Director
Independent Directors "F" Series
Mr. Guillermo Güemez García	Director
Mr. Joaquín Vargas Guajardo	Director
Mr. Juan Gallardo Thurlow	Director
Mr. Antonio Purón Mier y Terán	Director
Mr. Eduardo Carredano Fernández	Alternate Director
Mr. Jesús Federico Reyes Heroles González Garza	Alternate Director
Consejeros Serie “B” Independientes
Mr. Fernando Ruíz Sahagún	Director
Mr. Alberto Torrado Martínez	Director
Ms. Gina Lorenza Diez Barroso Azcárraga	Director
Mr. Enrique Krauze Kleinbort	Alternate Director
Mr. Guillermo Francisco Vogel Hinojosa	Alternate Director

•	It was approved that the Company carry out an issue of Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes are Additional Tier 1 Capital (capital básico no fundamental). Such issue shall be carried out pursuant to the requirements stipulated in Annex 1-R and other applicable regulations, in local or international markets.

•	Approved that the net resources received by the Company derived from the issue of the Equity Securities, shall be used to acquire equity securities issued by Banco Santander México.

•	It was approved an increment in the variable share capital, via the issue of new share stocks, all of them to be kept as treasury stocks as authorized capital to guarantee the conversion of debt into shares with respect to the Issue.

•	It was approved the amendment of the second article and the addition of the Article Twelfth Bis to the corporate bylaws, to remove Santander Hipotecario, S.A. de C.V as a financial entity member of the group and to incorporate the terms and conditions to consider the Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes as part of the Tier 1 Capital (capital básico no fundamental)

•	It was approved the amendment to the Single Accountability Agreement executed by Grupo Financiero Santander México, S.A.B. de C.V., and its financial entities, in order to eliminate Santander Hipotecario, S.A. de C.V., as financial entity part of Grupo Financiero Santander México.

Grupo Financiero Santander México announced the resolutions of it shareholders’ meeting

On November 8, 2016, announced that its Board of Directors determined, among other things, to call Ordinary and Extraordinary General Shareholders’ Meetings, to be held on December 5, 2016, where, among other topics, it will be submitted for approval of its shareholders: (i) declare the payment of a cash dividend, from its retained earnings; and (ii) the authorization, subject to market conditions and corporate, regulatory and government approvals for the issuance of a financial instrument which follows the required guidelines to be Basel III compliant, and qualifies as an Additional Tier 1 instrument under Mexican laws and regulations, in an aggregate amount up to U.S.$500 million. These resolutions are part of a broad strategy to optimize Banco Santander México's, the principal subsidiary of the Company, capital utilization as it seeks to produce higher returns on equity.

29

Representative Transactions

Santander México in the Credit Facility Club Deal of IEnova

Santander México participated in a four-year Credit Facility Club Deal of IEnova for US$150 million.

Santander México in the Syndicated Loan of El Puerto de Liverpool

Santander México as Mandated Lead Arranger in a five-year syndicated loan of El Puerto de Liverpool S.A.B. de C.V. for Ps.3 billion.

Santander México in the multi-currency Credit Facility of Grupo Bimbo

Santander México participated in a five-year multi-currency Credit Facility of Grupo Bimbo S.A.B. de C.V. for US$200 million.

Santander México in the Club Deal of El Palacio de Hierro

Santander México participated in a five-year Club Deal of El Palacio de Hierro, S.A.B. de C.V. for Ps.1 billion.

Santander México in the Syndicated Loan of Grupo Industrial Saltillo

Santander México as Joint Bookrunner in a five-year syndicated loan of Grupo Industrial Saltillo, S.A.B. de C.V. for US$326.5 million.

Santander México in the structuring and financing with Grupo Clisa and Howard Energy Partners

Santander México participated in the structuring and eight-year term financing for the construction and operation of a gas pipeline with Grupo Clisa and Howard Energy Partners for US$334 million.

Santander México as Joint Bookrunner in the debt issuance of UNIFIN

Santander México as Joint Bookrunner for Ps.2.5 billion in the five-year debt issuance of UNIFIN Financiera, S.A.B. de C.V. SOFOM ENR, the book building had an over subscription of ~2.36x.

SUSTAINABILITY AND SOCIAL RESPONSIBILITY

First Edition of the Innovation Challenge

On December 29, 2016, the first edition of the Innovation Challenge was held, a competition organized by Santander Seguros, Zurich Santander and Universia, which main objective is to create new products and services that meet millennials’ needs.

Santander México launched the "Formula Santander" Scholarship Program

On October 26, 2016, Santander México launched the "Formula Santander" Scholarship Program to help promote education and opportunity for young people by offering academic residences in Spain, Argentina, Brazil, Chile, Colombia, Peru and Uruguay for 100 Mexican students from higher education institutions that have agreements with Santander Universidades.

For more information about Santander México – Sustainbility and social responsibility:

https://servicios.santander.com.mx/comprometidos/images/archivos/Reporte2015.pdf

CREDIT RATINGS

On December 22, 2016, Fitch Ratings assigned ratings to Grupo Financiero Santander Mexico (GFSM):

including its Viability Rating (VR) at 'bbb+', Long-term Foreign Currency Issuer Default Ratings (IDRs) at

'BBB+', and Short-term Foreign and Local Currency Rating at 'F2'. Fitch has also assigned a Support Rating of '2' and National Long and Short term ratings of 'AAA(mex)/F1+(mex). The Rating Outlook for the long term ratings is Stable.

At the same time Fitch assigned GFSM’s issue up to USD500 million perpetual subordinated non preferred contingent convertible capital notes a long term rating of 'BB'.

30

On December 22, 2016, Moody’s affirmed Banco Santander México’s (the Bank) baa2 baseline credit assessment (BCA). All other Moody's ratings for the Bank remain unchanged.

Moody's also assigned a Ba1 (hyb) global local currency junior subordinated debt rating and A1.mx (hyb) Mexican National Scale junior subordinated debt rating to the proposed perpetual non-cumulative capital notes with principal conversion issued by Grupo Financiero Santander México.

On December 15, 2016, Fitch Ratings conducted a portfolio review of selected Mexican Financial Institutions (FIs), including Banco Santander México, following the revision of Mexico's sovereign rating Outlook to Negative from Stable on Dec. 9, 2016. All Fitch’s ratings for the Bank remain unchanged.

On December 7, 2016, Fitch Ratings took the following rating actions on Banco Santander México: upgraded to 'BBB-' from 'BB+' the Long-term Basel III compliant Tier 2 subordinated notes. All other ratings for the Bank were affirmed. The Rating Outlook for the long-term ratings is Stable.

Grupo Financiero Santander México	Moody’s	Fitch Ratings
Global Scale
Foreign currency
Long term	----	BBB+
Short term	----	F2

Local currency
Long term	----	BBB+

Short term	----	F2

National scale
Long term	----	AAA(mex)
Short term	----	F1+(mex)

Rating viability (VR)	----	bbb+
Support (SR)	----	2

Outlook	----	Stable

International Issuances

Perpetual Subordinated Non-Preferred Contingent Convertible Additional Tier 1 Capital Notes (AT1)
Global Scale
Foreign currency
Long term	(P) Ba1 (hyb)	BB
Local currency
Long term	Ba1(hyb)	----
National scale
Long term	A1.mx (hyb)	----

Last publication:	22-Dec-16	22-Dec-16

Banco Santander México	Moody’s	Fitch Ratings
Global scale
Foreign currency
Long term	A3	BBB+
Short term	P-2	F2

Local currency
Long term	A3	BBB+

31

Short Term	P-2	F2

National scale
Long term	Aaa.mx	AAA(mex)
Short Term	Mx-1	F1+(mex)

Rating viability (VR)	----	bbb+
Support	----	2
Counterparty risk Assessments (CR)
Long Term	A2 (cr)	----

Short Term	P-1 (cr)	----

Standalone BCA	baa2	----
Standalone Adjusted BCA	baa1	----

Outlook	Negative	Stable

International Issuances

Tier 2 Subordinated Capital Notes due 2024	Baa3	BB+

Long-term senior unsecured global notes due 2022	A3	BBB+

Last publication:	Dec-22-2016	Dec-07-2016

Santander Consumo	Moody´s	Fitch Ratings
National Scale
Long term	----	AAA (mex)
Short Term	----	F1+ (mex)

Unsecured bonds Issuance Program

Global Scale
Local currency
Short term	P-2	----

National Scale
Short Term	MX-1	F1+ (mex)

Standalone Credit Profile (SCP)	ba3	----
Outlook	Stable	Stable

Last publication:	May-16-2016	June-27-2016

Brokerage - Casa de Bolsa Santander	Moody´s	Fitch Ratings
Global scale
Local currency
Long term	Baa1	----
Short term	P-2	----

National scale
Local currency
Long term	Aa1.mx	AAA(mex)
Short term	Mx-1	F1+(mex)

Standalone BCA	b1	----
Outlook	Negative	Stable

Last publication:	Nov-03-2016	June-27-2016

Notes:

32

▪     BCA = Baseline Credit Assessment

▪     SR = Support Rating

▪     VR = Viability Rating

▪     SCP = Standalone Credit Profile

▪     CR= Counterparty Risk Assessments

33

4Q16 EARNINGS CALL DIAL-IN INFORMATION

Date:	Friday, January 27, 2017
Time:	10:00 AM (MCT); 11:00 AM (US ET)

Dial-in Numbers:	1-877-407-4018 US & Canada 1-201-689-8471 International & Mexico
Access Code:	Please ask for Santander México Earnings Call
Webcast:	http://public.viavid.com/index.php?id=122496

Replay:                  Starting: Friday, January 27, 2017 at 2:00 pm US ET, and Wednesday, February 1, 2017 at 11:59 pm US ET Dial-in number: 1-844-512-2921 US & Canada; 1-412-317-6671 International & Mexico Access Code: 13647351

ANALYST COVERAGE

Actinver, Bank of America Merrill Lynch, Barclays, BBVA, Brasil Plural, Banco BTG Pactual, Citi, Credit Suisse, Deutsche Bank, EVA Dimensions, GBM, Goldman Sachs, HSBC, JP Morgan, Morgan Stanley, Morningstar, Nau Securities, Scotiabank and UBS.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS

ROAE: Annualized net income divided by average equity

EFFICIENCY: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

RECURRENCY: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

COST OF RISK: Annualized provisions for loan losses divided by average loan portfolio

Note:

•	Annualized figures consider

o	Quarterly ratio = 4Q16x4
o	YTD ratio = (12M16/4)x4

•	Average figures are calculated using 4Q15 and 4Q16

34

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)

Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2016, Santander México had total assets of Ps.1,374 billion under Mexican Banking GAAP and more than 13.5 million customers. Headquartered in Mexico City, the Company operates 1,075 branches and 314 offices nationwide and has a total of 16,976 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information on Grupo Financiero Santander México contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with the General Nature Provisions applicable to Holding Corporations of Financial Groups which are subject to the supervision of the National Banking and Securities Commission on accounting procedures, published in the Federal Official Gazette on January 31, 2011. The exchange rate used to convert foreign currency transactions to pesos is Ps.20.6194

INVESTOR RELATIONS CONTACT

Héctor Chávez Lopez – Managing Director - IRO

+ 52 (55) 5269-1925

hchavez@santander.com.mx

Investor Relations Team

investor@santander.com.mx               www.santander.com.mx

35

LEGAL DISCLAIMER

Grupo Financiero Santander México cautions that this report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be found in various places throughout this report and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de Mexico); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other factors indicated in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this report is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in nominal terms. Historical figures are not adjusted for inflation.

36

Grupo Financiero Santander México

▪	Consolidated Balance Sheet

▪	Consolidated Statement of Income

▪	Consolidated Statement of Changes in Stockholders’ Equity

▪	Consolidated Statement of Cash Flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander México on the CNBV website: www.cnbv.gob.mx

37

Consolidated balance sheet
Millions of Mexican pesos

				2016				2015
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	151,249	78,892	87,299	114,076	99,838	97,641	102,323	105,370

Margin accounts	3,182	2,150	3,565	2,104	1,943	2,608	3,181	2,844

Investment in securities	309,361	283,680	327,212	334,740	329,345	332,893	269,782	271,576
Trading securities	143,740	126,770	174,688	218,216	210,158	233,074	194,057	198,638
Securities available for sale	154,369	143,305	138,991	110,838	113,549	94,227	70,178	67,436
Securities held to maturity	11,252	13,605	13,533	5,686	5,638	5,592	5,547	5,502

Debtors under sale and repurchase agreements	4,291	4,505	10,167	5,349	5,758	9,755	19,303	7,331

Securities Lending	0	0	0	0	1	0	1	1

Derivatives	215,080	184,999	169,594	144,509	128,789	133,864	99,783	100,357
Trading purposes	200,078	171,201	157,558	132,537	116,668	116,898	90,763	89,721
Hedging purposes	15,002	13,798	12,036	11,972	12,121	16,966	9,020	10,636

Valuation adjustment for hedged financial assets	(9)	36	72	91	104	100	106	49

Performing loan portfolio
Commercial loans	357,229	366,182	343,493	320,669	326,979	311,781	291,182	277,921
Commercial or business activity	287,420	297,612	264,928	250,098	257,268	248,778	239,301	221,884
Financial entities loans	12,821	11,267	9,622	8,023	9,841	5,883	5,745	5,444
Government entities loans	56,988	57,303	68,943	62,548	59,870	57,120	46,136	50,593
Consumer loans	96,082	94,425	92,160	89,908	88,029	85,010	81,139	74,714
Mortgage loans	123,434	121,314	119,096	116,523	114,489	110,894	107,371	104,645
Total performing loan portfolio	576,745	581,921	554,749	527,100	529,497	507,685	479,692	457,280

Non-performing loan portfolio
Commercial loans	5,298	7,639	7,707	7,151	8,596	9,182	9,876	9,155
Commercial or business activity	5,298	7,639	7,692	7,151	8,593	9,179	9,872	9,152
Government entities loans	0	0	15	0	3	3	4	3
Consumer loans	3,983	3,855	3,684	3,363	3,664	3,263	3,211	2,799
Mortgage loans	5,402	5,414	5,545	5,638	5,988	5,907	5,721	5,504
Total non-performing portfolio	14,683	16,908	16,936	16,152	18,248	18,352	18,808	17,458
Total loan portfolio	591,428	598,829	571,685	543,252	547,745	526,037	498,500	474,738

Allowance for loan losses	(19,912)	(20,142)	(19,447)	(18,993)	(19,743)	(19,415)	(18,643)	(17,382)
Loan portfolio (net)	571,516	578,687	552,238	524,259	528,002	506,622	479,857	457,356

Accrued income receivable from securitization transactions	116	112	114	112	73	76	97	128
Other receivables (net)	86,019	79,125	83,766	77,433	61,083	71,361	62,629	93,035
Foreclosed assets (net)	475	462	645	557	557	536	387	383
Property, furniture and fixtures (net)	5,700	5,417	5,305	5,464	5,556	5,416	5,279	5,378
Long-term investment in shares	125	124	125	183	182	155	139	172
Deferred taxes and deferred profit sharing (net)	20,361	17,532	17,186	17,912	18,097	16,598	16,857	16,737
Deferred charges, advance payments and intangibles	6,398	6,326	6,549	6,020	5,328	5,058	5,057	5,180
Other	215	211	208	204	201	199	191	200

Total assets	1,374,079	1,242,258	1,264,045	1,233,013	1,184,857	1,182,882	1,064,972	1,066,097

38

Consolidated balance sheet
Millions of Mexican pesos
				2016				2015
Liabilities	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar

Deposits	641,288	589,803	592,923	563,874	556,555	527,103	514,371	489,572
Demand deposits	406,863	376,859	388,129	364,480	347,786	325,928	311,891	292,441
Time deposits – general public	144,577	123,717	116,829	114,350	121,501	123,315	119,154	122,408
Time deposits – money market	42,045	41,615	38,727	40,002	47,145	43,470	51,160	44,281
Credit instruments issued	47,803	47,612	49,238	45,042	40,123	34,390	32,166	30,442
Bank and other loans	68,906	76,120	58,416	62,536	62,455	59,687	55,411	72,918
Demand loans	8,022	18,210	7,281	8,114	9,267	11,046	13,521	23,625
Short-term loans	34,291	31,952	25,292	28,840	26,968	24,346	17,540	25,157
Long-term loans	26,593	25,958	25,843	25,582	26,220	24,295	24,350	24,136
Creditors under sale and
repurchase agreements	123,385	111,218	149,304	180,394	194,224	187,015	156,999	148,043
Securities Lending	0	1	0	0	0	0	1	1
Collateral sold or pledged as
guarantee	23,606	28,910	30,822	32,477	24,623	34,180	27,403	28,835
Repurchase	3,231	4,467	4,891	4,863	1,019	0	0	0
Securities loans	20,375	24,443	25,931	27,614	23,604	34,180	27,403	28,835
Derivatives	221,075	194,058	179,829	147,916	134,357	132,171	101,019	96,722
Trading purposes	206,811	178,297	167,428	139,996	124,801	123,129	95,125	91,732
Hedging purposes	14,264	15,761	12,401	7,920	9,556	9,042	5,894	4,990
Other payables	148,333	95,197	110,241	105,441	75,955	107,750	79,689	100,493
Income taxes payable	28	19	8	226	765	532	4	2
Employee profit sharing payable	248	194	134	295	239	177	121	269
Creditors from settlement of
transactions	73,912	47,427	56,136	70,025	41,573	71,909	49,529	66,988
Payable for cash collateral received	47,821	23,879	17,528	13,875	14,275	14,420	8,290	10,472
Sundry creditors and other payables	26,324	23,678	36,435	21,020	19,103	20,712	21,745	22,762
Subordinated credit notes	37,525	25,251	24,410	22,445	22,788	22,000	20,706	19,849
Deferred revenues and other
advances	623	593	594	613	351	387	502	661
Total liabilities	1,264,741	1,121,151	1,146,539	1,115,696	1,071,308	1,070,293	956,101	957,094
Paid-in capital	48,489	48,353	48,372	48,399	48,316	48,172	48,170	48,148
Capital stock	36,357	36,357	36,357	36,357	36,357	36,357	36,357	36,357
Share premium	12,132	11,996	12,015	12,042	11,959	11,815	11,813	11,791
Other capital	60,849	72,754	69,134	68,918	65,233	64,417	60,701	60,855
Capital reserves	1,944	1,944	1,944	1,944	1,944	1,944	1,944	1,944
Retained earnings	44,685	59,139	59,142	62,982	48,837	52,050	52,043	55,574
Result from valuation of available for
sale securities, net	(2,677)	(756)	(370)	(320)	(513)	(574)	(563)	(543)
Result from valuation of cash flow
hedge instruments, net	1,246	1,254	1,170	777	813	1,070	814	656
Measurements defined benefit
employees	(75)	(11)	(10)	(15)	0	0	0	0
Net income	15,715	11,173	7,247	3,539	14,141	9,917	6,453	3,215
Non-controlling interest	11	11	11	11	11	10	10	9
Total stockholders’ equity	109,338	121,107	117,506	117,317	113,549	112,589	108,871	109,003
Total liabilities and stockholders´
equity	1,374,079	1,242,258	1,264,045	1,233,013	1,184,857	1,182,882	1,064,972	1,066,097

39

Consolidated balance sheet
Millions of Mexican pesos

				2016				2015
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts
For third parties
Current client account
Client Banks	138	210	162	205	94	121	145	60
Liquidation of client transactions	(232)	(196)	2	1,476	394	(671)	62	(278)
Dividends on behalf of clients	0	1	1	0	1	1	1	1
Custody services
Assets under custody	101,681	128,117	118,057	122,255	128,064	144,951	141,396	158,785
Transactions on behalf of third parties
Sale and repurchase agreements	24,308	35,758	37,282	7,383	6,763	19,814	29,044	34,440
Security loans on behalf of clients	156	906	747	890	628	665	1,196	1,110
Collaterals received as guarantee on behalf of clients	474	1,385	462	296,256	296,865	296,958	281,112	279,132
Acquisition of derivatives	98,868	172,147	235,503	160,254	175,813	214,947	208,131	202,608
Sale of derivatives	150,482	162,923	192,368	157,539	165,376	170,745	206,769	227,950
Total on behalf of third parties	375,875	501,251	584,584	746,258	773,998	847,531	867,856	903,808
Proprietary record accounts
Contingent assets and liabilities	78	81	95	98	395	456	535	433
Credit commitments
Trusts	154,308	149,281	149,515	142,872	141,287	140,977	140,498	135,613
Mandates	185	243	237	237	243	251	252	252
Assets in custody or under administration	3,162,552	3,560,531	3,403,913	3,423,704	3,346,631	3,367,587	3,362,950	3,359,287
Credit commitments	202,723	170,599	154,039	148,192	138,560	147,215	137,307	144,283
Collateral received	66,684	99,355	90,757	79,456	59,377	90,808	65,160	55,814
Collateral received and sold or pledged as guarantee	40,037	69,004	55,575	42,568	22,609	37,592	12,166	11,853
Uncollected interest earned on past due loan portfolio	1,424	1,583	1,505	3,037	1,876	2,916	2,172	2,675
Other record accounts	1,171,688	1,044,851	974,435	1,065,204	971,117	855,665	775,735	703,793
Total proprietary record accounts	4,799,679	5,095,528	4,830,071	4,905,368	4,682,095	4,643,467	4,496,775	4,414,003
Total memorandum accounts	5,175,554	5,596,779	5,414,655	5,651,626	5,456,093	5,490,998	5,364,631	5,317,811

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO

40

Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

41

Consolidated statement of income
Millions of Mexican pesos
					2016					2015
	12M	4Q	3Q	2Q	1Q	12M	4Q	3Q	2Q	1Q
Interest income	76,955	21,337	19,597	18,114	17,907	63,773	17,296	15,996	15,660	14,821
Interest expense	(28,077)	(8,387)	(7,186)	(6,297)	(6,207)	(21,141)	(5,865)	(5,186)	(5,194)	(4,896)
Net interest income	48,878	12,950	12,411	11,817	11,700	42,632	11,431	10,810	10,466	9,925

Provisions for loan losses	(18,877)	(4,768)	(4,889)	(4,511)	(4,709)	(17,244)	(4,424)	(4,594)	(4,543)	(3,683)
Net interest income after provisions for loan losses	30,001	8,182	7,522	7,306	6,991	25,388	7,007	6,216	5,923	6,242

Commission and fee income	19,958	5,343	4,955	5,047	4,613	18,246	4,603	4,673	4,771	4,199
Commission and fee expense	(4,711)	(1,426)	(1,216)	(1,065)	(1,004)	(3,474)	(826)	(987)	(760)	(901)
Net gain (loss) on financial assets and liabilities	3,127	1,109	721	602	695	2,265	347	583	540	795
Other operating income	484	66	177	5	236	1,379	706	325	109	239
Administrative and promotional expenses	(28,235)	(7,283)	(7,048)	(7,015)	(6,889)	(25,643)	(6,437)	(6,426)	(6,391)	(6,389)
Operating income	20,624	5,991	5,111	4,880	4,642	18,161	5,400	4,384	4,192	4,185

Equity in results of associated companies	0	0	0	0	0	81	28	15	19	19

Operating income before income taxes	20,624	5,991	5,111	4,880	4,642	18,242	5,428	4,399	4,211	4,204

Current income taxes	(4,986)	(2,308)	(1,307)	(573)	(798)	(4,993)	(2,242)	(703)	(1,061)	(987)
Deferred income taxes (net)	77	858	122	(599)	(304)	893	1,038	(232)	89	(2)

Income from continuing operations	15,715	4,541	3,926	3,708	3,540	14,142	4,224	3,464	3,239	3,215

Non-controlling interest	0	1	0	0	(1)	(1)	0	0	(1)	0
Net income	15,715	4,542	3,926	3,708	3,539	14,141	4,224	3,464	3,238	3,215

42

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

43

Consolidated statements of changes in stockholders’ equity
From January 1st to December 31, 2016
Millions of Mexican pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Measurement defined benefit employees	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31, 2015	36,357	11,959	1,944	48,837	(513)	813	0	14,141	11	113,548
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income				14,141				(14,141)		0
Dividends declared				(17,468)						(17,468)
TOTAL	0	0	0	(3,327)	0	0	0	(14,141)	0	(17,468)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					(2,164)					(2,164)
Result from valuation of cash flow hedge instruments, net						433				433
Recognition of share-based payments		132								132
Shares held by treasury		41								41
Recoveries of allowance for loan losses previously applied to retained earnings				5						5
Change in methodology to determine loan loss provision of consumer loan portfolios related to credit cards transactions and other revolving loans applied against retained earnings, net of deferred taxes				(830)						(830)
Measurements defined benefit employees							(75)			(75)
Net income								15,715		15,715

TOTAL	0	173	0	(825)	(2,164)	433	(75)	15,715	0	13,257

BALANCE AS OF DECEMBER 31, 2016	36,357	12,132	1,944	44,685	(2,677)	1,246	(75)	15,715	11	109,338

44

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

45

Consolidated statement of cash flows
From January 1st to December 31, 2016
Millions of Mexican pesos

OPERATING ACTIVITIES
Net income		15,715
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	(8,127)
Depreciation of property, furniture and fixtures	952
Amortizations of intangible assets	1,105
Recognition of share-based payments	132
Current and deferred income taxes	4,909
Deferred employee profit sharing	(318)
Provisions	983	(364)
		15,351

OPERATING ACTIVITIES
Margin accounts		(1,239)
Investment in securities		26,024
Debtors under sale and repurchase agreements		1,467
Derivatives-asset		(79,173)
Loan portfolio-net		(42,720)
Accrued income receivable from securitization transactions		(43)
Foreclosed assets		82
Other operating assets		(20,744)
Deposits		82,905
Bank and other loans		6,451
Creditors under sale and repurchase agreements		(70,839)
Collateral sold or pledged as guarantee		(1,017)
Derivatives-liability		75,093
Other operating liabilities		70,810
Payments of income taxes		(8,915)

Net cash provided by (used in) operating activities		53,493

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		5
Payments for acquisition of property, furniture and fixtures		(1,096)
Cash dividends received		58
Payments for acquisition of intangible assets		(2,001)

Net cash provided by (used in) investing activities		(3,034)

FINANCING ACTIVITIES
Cash payment of dividends		(17,468)
Proceeds from associated for purchase of treasury shares		41
Proceeds from associated with subordinated capital notes		10,247
Recovery of reserves previously applied to retained earnings		5

Net cash used in financing activities		(7,175)

Net increase in cash and cash equivalents		43,284

Adjustment to cash flows for changes in exchange rate		8,127

Funds available at the beginning of the year		99,838

Funds available at the end of the year		151,249

46

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

HÉCTOR B. GRISI CHECA		PEDRO JOSÉ MORENO CANTALEJO
Executive President and Chief Executive Officer		Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JUAN CARLOS GARCÍA CONTRERAS	JUAN RAMÓN JIMÉNEZ LORENZO
Deputy General Director of Intervention and Control Management	Executive Director Controller Finance	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO FINANCIERO SANTANDER MÉXICO

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

48

Significant accounting policies

New accounting principles

Modifications in accounting criteria issued by the Commission

On November 9, 2015 several amendments to the accounting criteria were published in the Federal Official Gazette. The purpose of these amendments is to make the necessary adjustments to the accounting criteria for the operations that the Financial Group perform, in order to have reliable financial information. These amendments went into effect on January 1, 2016.

The most relevant changes are mentioned below; however, they did not have a significant effect on the financial information presented by the Financial Group:

Accounting Criterion A-2, Application of particular rules

•	Accounting Criterion C-5, Consolidation of special-purpose entities is eliminated.

•	The following are added as part of the accounting criteria of the Commission: Financial Information Standard (NIF) C-18, Obligations associated with the retirement of property, plant and equipment, and NIF C-21, Agreements with joint control, due to the enactment of such standards by the Consejo Mexicano de Normas de Información Financiera, A.C. (CINIF).

•	For the consolidated financial statements, it is established that those special-purpose entities (SPE) created before January 1, 2009 in which control was maintained, will not be required to apply the provisions contained in NIF B-8, Consolidated or combined financial statements, in relation to their consolidation.

•	It is established that overdrafts on checking accounts of customers who do not have a credit line for such purposes, will be classified as overdue debts and at the same time as such classification an estimate must be established for the total amount of such overdraft at the time this occurs.

•	It is established that the net asset for defined benefits to employees must be presented on the balance sheet under the heading of “Other assets”.

Accounting Criterion B-1, Cash and cash equivalents:

•	It is specified that the applicable regulation must be complied with as established by Banxico to include as "Cash and cash equivalents", the purchase of foreign currency that is not considered as derivative financial instruments.

•	It is established that if the balance of foreign currencies to be received offset with foreign currencies to be delivered should reach a negative balance, such item must be presented under the heading of “Other payables”.

•	It is established that if any item of restricted cash and cash equivalents show a negative balance, such item must be presented under the heading “Other payables”.

Accounting Criterion B-2, Investments in securities and Accounting Criterion B-5, Derivatives and hedge operations

•	The definition of “Transaction costs” is modified.

49

Accounting Criterion B-6, Loan Portfolio:

•	The definitions of “Borrower”, “Appraisal Percentage Guarantees”, “Payment capacity”, “Extended Portfolio”, “Assignment of Credit Rights”, “Consolidation of Credits”, “Debtor of Credit Rights”, “Vendor of Discounted Receivables”, “Financial Factoring”, “Purchaser of Discounted Receivables”, “Line of Credit”, “Discount Transaction”, “Special Repayment Regime”, “Ordinary Repayment Regime” and “Housing Subaccount” are incorporated.

•	The definition of “Renewal” is modified to now consider it as that transaction in which the loan balance is settled partially or totally, through an increase in the total amount of the loan, or using the proceeds derived from another loan contracted with the same entity, involving either the same debtor, a joint obligor of such debtor, or another person who, due to his asset ties, represents common risks.

•	“Mortgage Loans” include now those credits intended for remodeling or improvement of the home which are backed by the savings in the borrower’s housing subaccount, or have a security interest granted by a development bank or a public trust established by the Federal Government for economic development.

•	Loans for financial factoring, discount and credit right assignment operations are incorporated in the definition of “Commercial Loans”.

•	It is clarified that a loan will not be considered as renewed for any dispositions made during the effective term of a pre-established line of credit, if the borrower has settled the total amount of the payments, which are due and payable under the original loan conditions.

•	Additional rules are included for sustained payment compliance, as well as the conditions that the restructurings and renovations must comply with to consider their transfer to the current portfolio.

•	Recognition and valuation rules are included for financial factoring, discount and assignment of credit rights.

•	It is established that commissions and fees different from those collected for granting the credit will be recognized in results of the year on the date that they are accrued, and if part or all of the consideration received for the collection of the respective commission or fee is received before the accrual of the respective income, such advance must be recognized as a liability.

•	The item stating that overdrafts in customer checking accounts should be reported as overdue portfolio is eliminated.

•	Additional conditions are included to consider the transfer from current loans to overdue loans.

•	With regard to presentation standards in the consolidated balance sheet and in the consolidated statement of income new requirements are incorporated such as:

a.	Mortgage loans acquired from the INFONAVIT or the FOVISSSTE must be segregated inside the current portfolio, into ordinary portfolio and extended portfolio.

b.	It is specified that the amount of loans for financial factoring, discount and credit rights assignment transactions will be presented net of the respective appraisal percentage guarantee.

c.	Any commissions received before the accrual of the respective revenue will be presented under the heading of “Deferred credits and advance collections”.

d.	The financial revenue accrued in the financial factoring, discount and credit rights assignment transactions will be considered as interest income.

50

•	With regard to disclosure standards, new requirements are incorporated such as:

a.	Breakdown of the restricted current portfolio and unrestricted and overdue portfolio for the media and residential portfolio, low income portfolio, remodeling or improvement secured by the housing subaccount and loans acquired from the INFONAVIT or the FOVISSSTE, segregated into ordinary portfolio and extended portfolio.

b.	Total amount and number of loans acquired from the INFONAVIT or the FOVISSSTE transferred to overdue portfolio, as well as the total amount of loans that were not transferred to overdue portfolio, segregated into loans that the entity acquired from the INFONAVIT or the FOVISSSTE, in accordance with the respective Ordinary Amortization Regime (ROA) or Special Amortization Regime (REA) payment modality, and loans granted to individuals for remodeling or improving the home for no speculative purposes, which are backed by the savings of the borrower’s housing subaccount.

The ROA is the payment method for the credits whose rights were acquired from INFONAVIT or FOVISSSTE, whereby it is agreed that workers pay their credits through salary discounts made by their employer, entity or dependency .

The REA is the method of payment of credits whose rights were acquired from INFONAVIT, provided for by the "Rules for the granting of credits to workers entitled to the Institute of the National Housing Fund for Workers" issued By the Board of Directors of INFONAVIT, which indicate the methodology for the payment of such credits. In the case of credits acquired from FOVISSSTE, it refers to loans whose method of payment is not through salary discounts.

c.	Principal characteristics of the loans acquired from the INFONAVIT or the FOVISSSTE, describing at least those related to their classification as extended portfolio, ROA and REA, together with those related to the assignment of such credits.

d.	Description of the obligation and rights held by the INFONAVIT and FOVISSSTE in relation to the portfolio acquired.

e.	Identification by type of loan for the medium and residential portfolio, low income portfolio, remodeling or improvement guaranteed by the housing subaccount, and loans acquired from the INFONAVIT or FOVISSSTE of the balance of the overdue portfolio as of the date on which it was classified as such, in the following terms: from 1 to 180 calendar days, from 181 to 365 calendar days, from 366 calendar days to two years, and more than two years in overdue portfolio.

f.	Total amount of mortgage loans backed by the housing subaccount, broken down into current and overdue portfolio and specifying the percentage which it represents of the total housing loans.

g.	Total accumulated amount of the restructuring or renewal by type of loan, differentiating that originated in the exercise of those consolidated loans transferred to overdue portfolio as of result of a restructuring or renewal, from those restructured loans to which the criteria for the transfer to overdue portfolio were not applied.

Accounting Criterion B-7, Foreclosed assets:

•	It is established that in the case of assets whose valuation to determine fair value may be made through an appraisal, the latter must comply with the requirements established by the Commission for providers of bank appraisal services.

51

Accounting Criterion C-2, Securitization transactions:

•	It is clarified that in the case of special purpose entities or securitization vehicles recognized in the consolidated financial statements prior to January 1, 2009, it will not be necessary to reassess the transfer of financial assets recognized prior to that date.

Accounting Criterion C-3, Related Parties:

•	The definition of “Agreement with Joint Control”, “Joint Control” is incorporated, and the definition of “Associated Company”, “Control” “Holding Company”, “Significant Influence”, “Related Parties” and “Subsidiary” is modified.

•	Individuals or business entities which, directly or indirectly, through one or more intermediaries exert significant influence on, are significantly influenced by, or are under significant influence of the entity, as well as agreements with joint control in which the entity participates, are now considered to be related parties.

•	The disclosure requirements are extended to agreements with joint control.

Accounting Criterion C-4, Information by segments

•	The purchase and sale of foreign currency is incorporated within the segment of “Treasury and investment banking operations”.

Accounting Criterion D-1, Balance Sheet:

•	Different modifications are made to the presentation of the balance sheet to incorporate the opening of the current and overdue home loan portfolio in the following segments: medium and residential, low income, loans acquired from the INFONAVIT or FOVISSSTE, and remodeling and improvement with collateral granted by the development bank or public trusts.

•	The requirement is established to present on the balance sheet as a liability under the heading “Inactive global deposits account”, the principal and interest on deposit instruments which do not have a date of maturity or, when they do, they are renewed automatically, as well as the transfers or expired or unclaimed investments referred to in article 61 of the Credit Institutions Law.

•	A heading named “Re-measurements for defined benefits to employees” is added as part of earned capital on the balance sheet, because of the enactment of NIF D-3, Employee benefits.

•	The heading “Collateral granted” is incorporated at the foot of the balance sheet within memorandum accounts.

Accounting Criterion D- 2, Income Statement:

•	It is specified that insurance and bonding, technical assistance expenses, maintenance expenses, fees different from those paid to the IPAB and consumables and fixtures should be included in the statement of income.

Accounting Criterion D- 3, Statement of Changes in Stockholders' Equity:

•	The statement of changes in stockholder’s equity should include re-measurements for defined benefits to employees as part of movements inherent to the recognition of comprehensive income, as a result of the enactment of NIF D-3, Employee benefits.

Special Accounting Criteria applicable in 2016

In view of the fall in oil prices and the consequent situation of PEMEX's commitments to its SME suppliers and the effects on natural persons residing in the affected geographical areas (which are mainly supported by oil revenues), Commission authorized credit institutions on May 2, 2016, by means

52

of Official Letter P-021/2016, to apply special accounting criteria in force until December 31, 2016, which allow to exempt from the consideration as restructuring and the rules of Transferred to past-due loans set out in Accounting Criterion B-6, Loan Portfolio of the restructuring and / or renovation operations generated by clients in the affected areas issued by the Commission.

At December 31, 2016, the Financial Group applied these Special Accounting Criteria only to three credit operations for a balance of Ps.320,000, without recognizing any changes in "Loan Portfolio", "Preventive Estimate for Credit Risk" or within Of the stockholders' equity in the consolidated financial statements of the Financial Group.

Changes in accounting estimates applicable in 2016

I. Methodology for the determination of the preventive estimate for credit risks applicable to the consumer credit portfolio corresponding to credit card transactions and other revolving credits

On December 16, 2015, the Commission issued a Resolution that modified the provisions by which it made certain adjustments to the methodology applicable to the classification of consumer credit portfolio corresponding to credit card operations and other revolving credits, with the purpose to calculate more accurately the preventive estimate for credit risks that must be established, taking into account the possible risks related to the payment behavior and level of indebtedness of its borrowers, which is in accordance with the expected loss model that is the basis of the methodology for rating the loan portfolio.

Said Resolution entered into force on April 1, 2016 and establishes that it must have constituted one hundred percent of the amount of preventive estimates for credit risks corresponding to the consumer portfolio related to credit card operations and other revolving credits derived from the use of the abovementioned methodology, no later than six months after its entry into force. Accordingly, on October 1, 2016, the Financial Group established the corresponding preventive estimate for credit risks.

The initial financial effect resulting from the application of the adjustments to the credit portfolio for credit card operations and other revolving loans resulted in the creation of credit reserves in the consolidated balance sheet under " Preventive estimate for credit risks "in the amount of Ps.1,186, with a corresponding charge in stockholders' equity under" Earnings from prior years "for the same amount. In addition, and in accordance with NIF D-4, Income Taxes, the Financial Group recognized the relative deferred Income Tax (ISR) of this initial financial effect resulting from adjustments to the Consumer credit portfolio corresponding to credit card operations and other revolving credits through an increase in "Taxes and employees' share of deferred income (Net)" in the consolidated balance sheet with a corresponding increase to "Income from prior years "in stockholders' equity for an amount of Ps.356. Therefore, the initial financial effect recognized in stockholders' equity under the "Income from prior years" result from the application of the adjustments to the methodology of qualification of consumer credit portfolio corresponding to credit card transactions and other credits is Ps.830, net of deferred ISR that is relative to it.

The initial financial effect of these adjustments to the methodology is as follows:

Previous methodology	Ps.	6,329
Methodology in force		7,516
	Ps.	1,186

The Financial Group made all reasonable efforts to retrospectively determine the effect of the application of the adjustments to the methodology for the determination of the preventive estimate for credit risks applicable to the consumer credit portfolio corresponding to credit card operations And other revolving credits. However, the determination was impractical in that it was not possible to objectively establish whether the required information could be obtained or was available in prior years, so that the initial financial effect was recorded in the consolidated balance sheet as a constitution of a preventive estimate.

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For credit risks with charge to stockholders' equity, under "Income from prior years", as established in the Provisions.

Ii. Methodology for the determination of the preventive estimate for credit risks applicable to the mortgage portfolio originated and administered by INFONAVIT and by FOVISSSTE

On December 31, 2015, the Commission issued a Resolution that amended the provisions by which it made certain adjustments to the methodology applicable to the rating and calculation of the credit risk preventive estimate corresponding to the mortgage portfolio originated and managed by the INFONAVIT and by the FOVISSSTE, whose collection rights have been partially transferred, as well as for the portfolio destined to the remodeling or improvement of housing originated by the own institutions and that have a guarantee granted by a development banking institution or by a trust constituted by the Federal Government for economic development.

Said Resolution entered into force on January 1, 2016 and establishes that one hundred percent of the amount of the preventive estimate for credit risks corresponding to said portfolio, derived from the use of the aforementioned methodology, must be constituted at the latest by January 31, 2016.

The initial financial effect derived from the application of the adjustments to the rating methodology for said credit portfolio resulted in a release of credit reserves for Ps.38.

Iii. Change in estimated useful life of ATMs

At the end of 2016, the Financial Group reviewed the estimated useful life of its ATMs recognized under the heading "Property, furniture and equipment". As a result of this review, of the experience observed and of the economic benefits obtained by the use of the same, it was determined that the estimated period during which they are expected to be available for use and generate income for the Financial Group is 8 years And not 4 years. The change in the estimate of the useful life of ATMs was applied prospectively, resulting in a decrease of Ps.49 in "Administrative and promotion expenses" in the consolidated income statement for 2016.

Changes in NIF issued by the CINIF applicable to the Financial Group in 2016

NIF D-3, Employee benefits:

In January 2015, the CINIF issued various amendments to NIF D-3, Employee benefits that came into effect as of January 1, 2016, the main effects on financial information of the Financial Group are as follows:

•	Discount rate for liabilities - Defined Benefits Obligation (DBO)

-	The discount rate to calculate the DBO will be determined by taking the market rate of high-quality corporate bonds, if there is a deep market for such bonds. Otherwise, the market rate of the bonds issued by the federal government must be taken.

•	Recognition of actuarial gains and losses

-	The use of the “corridor” approach is eliminated for the deferral of actuarial gains and losses.

-	The accumulated balance of retained earnings and accumulated losses as of December 31, 2015 will be recognized as part of stockholders’ equity and in liabilities as of January 1, 2016.

-	Any actuarial gains and losses generated as of January 1, 2016 will be treated as re-measurements for defined benefits to employees, and will be recognized in stockholders’ equity and in liabilities.

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•	Amortization of actuarial gains and losses

-	The actuarial gains and losses recognized in stockholders’ equity must be recycled to results in the Remaining Useful Life of the Plan (RULP).

•	Expected return on plan assets

-	The expected return on the plan assets will be estimated with the discount rate for the OBD instead of the expected rate of return for the fund.

Due to the enactment of the NIF D-3, on December 31, 2015 the Commission issued different transitory articles to the “Resolution amending the General provisions applicable to credit institutions”, published in the Federal Official Gazette on November 9, 2015.

These transitory articles establish that credit institutions may recognize the entire balance of plan amendments (past service) and the accumulated balance of the plan’s actuarial gains and losses not recognized for entities which used “corridor” approach progressively at the latest on December 31 of each year.

If the option is taking to progressively apply the aforementioned balances, the recognition of such balances should begin in the year 2016, recognizing 20% in that year and another 20% in each of the subsequent years, until reaching 100 within a maximum term of five years. Credit institutions which elect to apply this option must report their decision to the Commission at the latest by January 31, 2016.

The re-measurements of gains and losses from the defined benefits plan which should be recognized at the end of each period, together with their respective recycling to results of the year, should be calculated on the total amount of the plan’s gains or losses; i.e., on the aggregate of the plan’s actuarial gains or losses, plus those not recognized on the balance sheet of the credit institutions.

By the same token, if all or part of the remnant effect is recognized before the established deadlines, the Commission must be informed within the 30 calendar days following the date on which the respective accounting record is made. The entities may perform such recognition in advance, provided that at least 20% or the total remnant is recognized in the respective year.

The Financial Group has selected the progressive recognition of the balance of the plan amendments (past service) and the cumulated balance of the plan’s actuarial gains and losses not recognized according to the aforementioned paragraphs. This decision was informed to the Commission on January 26, 2016.

In this regard, the initial effect that the application of the NIF D-3 in subsequent years due to the accumulated balance of actuarial losses not recognized as of December 31, 2015 is Ps.2,771 million. This balance will be recognized within Earned capital under the heading of “Re-measurements for employee defined benefits” as of the year 2016, recognizing 20% of the accumulated balance in such year and an additional 20% in each of the subsequent years until reaching 100% over a maximum five-year period. Furthermore, this accumulated balance of actuarial losses not recognized as of December 31, 2015 will be recycled to results during the RULP, which fluctuates between 9.5 and 14 years depending on the respective benefit.

During the third quarter of 2016, Santander México has not made any accounting recognition of the option used.

If the option was not applied as indicated above, Santander México had recognized and presented in the consolidated balance sheet an increase in "Provision for employee benefits" and a decrease in Earned capital under the heading of “Re-measurements for employee defined benefits” for an amount of Ps.2,771 million.

At December 31, 2016, the Financial Group recognized an increase of Ps.554 in the liability item "Sundry creditors and other accounts payable" and a decrease in capital earned under "Remuneration for defined benefit to employees" on the application of the aforementioned option. This amount of Ps.554

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corresponds to 20% of the accumulated balance of unrecognized actuarial losses as of December 31, 2015. Should this option not have been applied, the Financial Group would have recognized in the consolidated balance sheet an increase in liabilities Denominated "Sundry creditors and other accounts payable" and a decrease in capital earned under "Remuneration for defined benefit to employees" for Ps.2,771.

The Financial Group has refrained from applying the comparative adjustments derived from the changes made by restated in NIF B-1, Accounting changes and corrections of errors, considering that it is impractical to determine the amounts corresponding to periods prior to the 2016 financial year as indicated in such NIF.

INIF 21, Recognition of payments for separation of employees

Issued in order to clarify the accounting treatment to be applied to the separation payments established by NIF D-3, Employee Benefits.

NIF C-9, Provisions, Contingencies and Commitments:

It establishes the rules for valuation, presentation and disclosure of liabilities, provisions and commitments, reducing its scope to relocate the item related to financial liabilities in NIF C-19, Financial instruments payable. The definition of liability was modified, eliminating the concept of "virtually inescapable" and including the term "probable". Early adoption is permitted as from January 1, 2016, provided it is made in conjunction with the application of NIF C-19, Financial instruments payable.

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Earnings per ordinary share and earnings per diluted share
(Millions of Mexican pesos, except shares and earnings per share)

	DECEMBER 2016			DECEMBER 2015			DECEMBER 2014

		Shares	Earnings		Shares	Earnings		Shares	Earnings
	Earnings	-weighted-	per share	Earnings	-weighted-	per share	Earnings	-weighted-	per share

Earnings per share	15,715	6,778,842,369	2.32	14,141	6,777,712,725	2.09	14,014	6,775,809,054	2.07

Treasury shares		7,552,544			8,682,188			10,585,859

Diluted earnings per share	15,715	6,786,394,913	2.32	14,141	6,786,394,913	2.08	14,014	6,786,394,913	2.07

Plus loss / less (profit):

Discontinued operations
Continued fully diluted earnings per share	15,715	6,786,394,913	2.32	14,141	6,786,394,913	2.08	14,014	6,786,394,913	2.07

Balance outstanding shares as of December 31, 2016	6,778,595,446

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Consolidated Balance Sheet by Segment
	As of December 31, 2016			As of December 31, 2015
	Retail Banking 1/	Wholesale Banking 2/	Corporate Activities	Retail Banking 1/	Wholesale Banking 2/	Corporate Activities
Assets
Cash and due from banks	53,234	53,973	44,042	50,936	33,707	15,195
Margin Accounts	0	3,182	0	0	1,943	0
Investment in securities	0	141,168	168,193	0	209,404	119,941
Debtors under sale and repurchase agreements	0	4,291	0	0	5,758	0
Securities loan	0	0	0	0	1	0
Derivatives	0	200,078	15,002	0	116,668	12,121
Valuation adjustment for hedged financial assets	0	0	(9)	0	0	104
Total loan portfolio	478,261	113,139	28	425,978	121,737	30
Allowance for loan losses	(17,752)	(2,160)	0	(15,345)	(4,398)	0
Loan Portfolio (net)	460,509	110,979	28	410,633	117,339	30
Accrued income receivable from securitization transactions	0	0	116	0	0	73
Other receivables (net)	1,289	70,715	14,015	1,018	50,535	9,530
Foreclosed assets (net)	408	67	0	389	168	0
Properties, furniture and fixtures (net)	4,816	812	72	4,695	791	70
Long-term investments in shares	0	0	125	0	0	182
Deferred taxes and deferred profit sharing (net)	0	0	20,361	0	0	18,097
Other assets	1,734	995	3,884	1,696	831	3,002
Total assets	521,990	586,260	265,829	469,367	537,145	178,345

Liabilities
Deposits	435,364	88,798	69,323	364,339	79,294	72,799
Credit instruments issued	0	12,471	35,332	0	13,769	26,354
Bank and other loans	33,960	55	34,891	26,552	0	35,903
Creditors under sale and repurchase agreements	10,492	112,893	0	8,521	185,703	0
Collateral sold or pledged as guarantee	0	23,606	0	0	24,623	0
Derivatives	0	206,812	14,263	0	124,801	9,556
Other payables	24,549	122,170	1,614	17,789	56,094	2,072
Subordinated debentures	0	0	37,525	0	0	22,788
Deferred revenues	623	0	0	351	0	0
Total liabilities	504,988	566,805	192,948	417,552	484,284	169,472
Total stockholders' equity	60,036	26,874	22,428	54,140	23,029	36,380
Total liabilities and stockholders' equity	565,024	593,679	215,376	471,692	507,313	205,852

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Income Statement by Segment
Millions of Mexican Pesos
	12M16			12M15
	Retail Banking	Global Wholesale Banking	Corporate Activities	Retail Banking	Global Wholesale Banking	Corporate Activities

Net interest income	42,061	4,895	1,922	36,878	4,134	1,620
Provisions for loan losses	(18,185)	(692)	0	(16,216)	(1,028)	0
Net interest income after provisions for loan losses	23,876	4,203	1,922	20,662	3,106	1,620
Commission and fee income (expense), net	13,312	1,975	(40)	12,801	1,977	(6)
Net gain (loss) on financial assets and liabilities	839	1,988	300	933	839	493
Other operating income (expense)	1,120	43	(678)	1,346	(57)	90
Administrative and promotional expenses	(24,206)	(3,337)	(692)	(22,215)	(2,936)	(492)
Operating income	14,941	4,872	812	13,527	2,929	1,705
Equity in results of associated companies	0	0	0	0	0	81
Operating income before income taxes	14,941	4,872	812	13,527	2,929	1,786

Segment information has been prepared according to the classifications used in Santander México at secondary level, based in the type of developed business:

Commercial banking

It includes all the businesses pertaining to customer banking, under the following segments: Individual, Small and Medium-sized Enterprises (Pymes) Institutions, Local Corporate Banking (large enterprises), as well as the contributions of Mutual Funds businesses (after transfer of commissions to distributors).

Global wholesale banking

This area reflects the earnings from Global Corporate Banking, Investment Banking and Treasury.

Corporate activities

It includes non-commercial assets and liabilities, the result from hedging positions, insurance business (net of commissions paid to Commercial Bank) and others. Even though Corporate Banking, by definition, belongs to Commercial Banking, it is separated herein in order to reflect the results from corporate customers.

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Annex 1
Loan Portfolio Rating

As of December 31, 2016
Millions of Mexican Pesos

		Allowance for loan losses
Category	Loan Portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	577,959	1,895	1,045	225	3,165
Risk "A-1"	499,479	1,339	395	157	1,891
Risk "A-2"	78,480	556	650	68	1,274
Risk "B"	92,693	573	2,672	236	3,481
Risk "B-1"	30,551	138	960	25	1,123
Risk "B-2"	44,191	180	1,126	180	1,486
Risk "B-3"	17,951	255	586	31	872
Risk "C"	24,376	281	2,325	224	2,830
Risk "C-1"	12,241	164	802	68	1,034
Risk "C-2"	12,135	117	1,523	156	1,796
Risk "D"	15,747	1,832	3,002	907	5,741
Risk "E"	6,784	1,564	2,602	442	4,608
Total rated portfolio	717,559	6,145	11,646	2,034	19,825

Provisions created					19,825
Complementary provisions					87

Total					19,912

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Annex 2
Financial Ratios

Banco Santander México
Percentages	4Q16	3Q16	4Q15	12M16	12M15

Past Due Loans Ratio	2.5	2.8	3.3	2.5	3.3

Past Due Loans Coverage	135.6	119.1	108.2	135.6	108.2

Operative Efficiency	2.2	2.2	2.2	2.2	2.2

ROE	15.8	13.2	14.9	13.6	12.5

ROA	1.4	1.3	1.4	1.2	1.2

Capitalization Ratio
Credit Risk	20.0	20.7	21.3	20.0	21.3
Credit, Market and operations risk	15.7	16.0	15.6	15.7	15.6

Liquidity	100.0	81.7	110.3	100.0	110.3

NIM (Net Interest Margin)	2.7	2.7	2.6	2.5	2.4

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34 of the CUB (Circular Única de Bancos).

NPL RATIO = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

COVERAGE RATIO= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

EFFICIENCY RATIO = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

BREAKDOWN OF CAPITALIZATION RATIO: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

LIQUIDITY = Current Assets/ Current Liabilities.

Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks, / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:

Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

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Notes to financial statements as of December 31, 2016
(Millions of pesos, except for number of shares)
1. Investment in securities

Financial instruments are constituted as follows:

Accounting Value
Trading securities:
Bank securities	5,613
Government securities	135,776
Private securities	171
Shares	2,180
143,740

Securities available for sale:
Government securities	148,260
Private securities	6,058
Shares	51
154,369

Securities held until maturity:
Government securities	7,781
Government securities (special cetes)	3,471
11,252

Total	309,361

2. Sale and repurchase agreements
The sale and repurchase agreements transactions are constituted as follows:
Net balance
Debit balances
Bank securities	3,691
Government securities	600
Total	4,291

Credit balances
Bank securities	4,199
Government securities	116,634
Private securities	2,552
Total	123,385
(119,094)

3. Investment in securities different to government securities

The table below lists the investments in debt securities of a same issuer, with positions equal or greater than 5% of Tier 1 Capital of the Bank.

Issuer / Series	Maturity date	% Rate	Book Value

PEMEC29 200723	23-Jul-20	3.50%	585
PEMEH16 190204	05-Feb-19	5.50%	219
PEMEX 020622	02-Jun-22	8.25%	921

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PEMEX 10-2	27-Jan-20	9.10%	1,245
PEMEX 11-3	24-Nov-21	7.65%	918
PEMEX 15	26-Sep-18	6.44%	81
PEMEX 16	02-Oct-19	7.46%	135
PEMEX 240225	24-Feb-25	5.48%	374
PEMEX3 030519	03-May-19	8.00%	696
PEMEX3 210121	21-Jan-21	5.50%	644
		Total	5,818

Total capital as of December 2016	109,238
5% of Total Capital	5,462

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of December 31, 2016, are as follows:

Trading
Swaps
Interest rate	3,762,661
Cross currency	945,083

Futures	Buy	Sell

Interest rate	360	52,864
Foreign currency	1,608	0
Index	0	566

Forward contracts

Foreign currency	253,969	7,251
Equity	655	53

Options	Long	Short

Interest rate	136,154	146,946
Foreign currency	14,661	18,003
Index	27,988	83,037
Equity	106	10

Total trading derivatives	5,143,245	308,730

Hedging
Cash flow
Interest rate swaps	2,050
Cross currency swaps	46,414
Foreign Exchange Forwards	24,433

Fair value
Interest rate swaps	4,481
Cross currency swaps	16,494

Total hedging derivatives	93,872

Total derivative financial instruments	5,237,117	308,730

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5. Performing loan portfolio

The loan portfolio, by type of loan and currency, as of December 31, 2016, is constituted as follows:

			Amount
	Pesos	USA Dlls	UDIS	EUROS	Total
Commercial or business activity	213,635	68,059	0	5,726	287,420
Financial entities	11,082	1,738	0	1	12,821
Government entities	41,069	15,919	0	0	56,988
Commercial loans	265,786	85,716	0	5,727	357,229
Consumer loans	96,082	0	0	0	96,082
Media and residential	104,157	970	2,721	0	107,848
Of social interest	147	0	474	0	621
Credits acquired from INFONAVIT or	14,965	0	0	0	14,965
FOVISSSTE

Mortgage loans	119,269	970	3,195	0	123,434
Total performing loan portfolio	481,137	86,686	3,195	5,727	576,745

6. Non-performing loan portfolio

5. Performing loan portfolio

	Pesos	USA Dlls	UDIS	EUROS	Total
Commercial or business activity	4,702	595	0	1	5,298
Commercial loans	4,702	595	0	1	5,298
Consumer loans	3,983	0	0	0	3,983
Media and residential	3,817	58	832	0	4,707
Of social interest	25	0	82	0	107
Credits acquired from INFONAVIT or	588	0	0	0	588
FOVISSSTE

Mortgage loans	4,430	58	914	0	5,402
Total performing loan portfolio	13,115	653	914	1	14,683

Balance as of January 1, 2016		18,248

Plus: Transfer from performing loan portfolio to non-performing loan portfolio		29,201
Collections
Cash	(2,934)
Transfer to performing loan portfolio	(9,060)
Proceeds from foreclosure proceedings	(728)	(12,722)
Write-offs		(20,045)

Balance as of September 30, 2016		14,683

7. Allowance for loan losses

The movement in the allowance for loan losses, from January 1st. to December 31, 2016, is as follows:

Balance as of January 1, 2016	19,743

Allowance for loan losses	18,877
Recoveries credited in results from retained earnings	(5)
Write-offs	(20,045)

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Charge to capital due to methodology change (financial entities loans)	1,185
Foreign exchange result	157
Balance as of December 31, 2016	19,912

The table below presents a summary of write-offs by type of product as of December 31, 2016:

Product	Charge-offs	Debit Relieves	Total	%
First quarter
Commercial loans	2,112	101	2,213	41
Mortgage loans	376	51	427	8
Credit card loans	1,620	30	1,650	30
Consumer loans	1,124	24	1,148	21
Total	5,232	206	5,438	100
Second quarter
Commercial loans	1,131	117	1,248	30
Mortgage loans	304	41	345	8
Credit card loans	1,337	28	1,365	33
Consumer loans	1,131	26	1,157	29
Total	3,903	212	4,115	100
Third quarter
Commercial loans	945	70	1,015	24
Mortgage loans	334	58	392	9
Credit card loans	1,540	38	1,578	37
Consumer loans	1,231	30	1,261	30
Total	4,050	196	4,246	100
Fourth quarter
Commercial loans	1,265	1,544	2,809	45
Mortgage loans	334	159	493	8
Credit card loans	1,602	32	1,634	26
Consumer loans	1,285	25	1,310	21
Total	4,486	1,760	6,246	100
Accumulated 2016
Commercial loans	5,453	1,832	7,285	37
Mortgage loans	1,348	309	1,657	8
Credit card loans	6,099	128	6,227	31
Consumer loans	4,771	105	4,876	24
Total	17,671	2,374	20,045	100

Commerce Fund

Pursuant to the CNBV's authorization in Official Bulletin No. 601-I-DGSIF "C" - 38625 issued on march, 2001; as of December 31, 2016, there are Ps.0 million in allowances for loan losses from the commerce fund, which resulted from the restructuring process of Grupo Financiero Serfin. As of December 31 2015, such allowances totaled Ps.5 million.

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During the third quarter of 2016, the abovementioned allowances for loan losses had the following breakdown:

Mortgages and commercial loans write-offs	(5)

Remeasurement of Udis reserves and foreign exchange effect	0
(5)

As part of the CNBV’s authorization for these reserves, in case there are loan portfolio recoveries from previously written-off loans, these recoveries will be recorded in the consolidated statement of income. During the third quarter of 2016, charges due to income statement due to recoveries of previously written-off loans amounted Ps $6 million.

8. Problematic loans

Loans portfolio was graded according to the general provisions issued by the National Banking and Exchange Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal.

9. Programs of benefits to bank debtors with the support of the Federal Government
Breakdown of special CETES , of which Ps.3,691 correspond to the early extinction of debtor support programs:

Amount
Government Securities
Special CETES for housing loan debtor support programs	3,691

Total securities held to maturity (no reserve)	3,691

Minus-
Reserve for Special CETES	(220)
Total securities held to maturity , net	3,471

The remaining balance and expiration date Special Cetes that were not repurchased by the Federal Government and therefore the Financial Group holds in its balance sheet at December 31, 2016, is as follows:

Issue	Trust	Securities Number	Due date	Price (MXN)	Amount
B4-170713	421-5	9,155,840	13-jul-17	97.84	896
B4-170720	424-6	86,723	20-jul-17	97.84	9
B4-220707	422-9	12,762,386	07-jul-22	97.84	1,249
B4-270701	423-2	15,292,752	01-jul-27	97.84	1,496
B4-220804	431-2	440,294	04-ago-22	89.58	39
BC-220804	431-2	71,442	04-ago-22	31.27	2

					3,691

10. Average interest rates paid on deposits

The average interest rates paid on deposits during December 2016, is as follow:
	Pesos	USD
Average balance	293,528	54,601
Interest	5,007	50
Rate	1.71%	0.09%

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11. Bank and other loans

As of December 31, 2016, banks and other loans are constituted as follows:

Average
Liabilities	Amount	Rate	Maturity

Loans in Mexican pesos

Call money	204	5.75%	From 1 day to 2 days
Local bank loans	5,500	5.73%	To 3 years
Public fiduciary funds	8,819	5.73%	From 1 day to 14 years
Development banking institutions	18,644	6.55%	From 2 days to 20 years
Total	33,167

Loans in foreign currency

Foreign bank loans	27,364	1.51%	From 6 days to 4 years
Call money	7,485	0.80%	From 1 day to 3 days
Public fiduciary funds	746	2.24%	From 1 day to 8 years
Development banking institutions	4	7.49%	From 6 days to 3 months
Total	35,599

Total loans	68,766
Accrued interests	140

Total bank and other loans	68,906

12. Current and deferred taxes

Current taxes are composed as follows at December 31, 2016

Income taxes	3,933
Deferred taxes	(611)	(1)
Total Bank	3,322
Current and-deferred taxes from other subsidiaries	1,587
Total Financial Group	4,909

(1) Deferred taxes are composed as follows:

Global provision	728
Fixed assets and deferred charges	42
Net effect from financial instruments	(1,381)
Accrued liabilities	19
Others	(19)
Total Bank	(611)
Allowance for loan losses of subsidiaries, net	210
Others, subsidiaries	324
Deferred income tax (net), Financial Group	(77)

As of December 31, 2016, deferred assets and liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,644
Other	10,717
Total deferred income tax (net)	20,361
Deferred taxes registered in balance sheet accounts	20,361

Deferred taxes registered in memorandum accounts	0

67

13. Employee profit sharing

As of December 31, 2016, the deferred Employee profit sharing EPS is compromised as follows:

Deferred EPS asset:

Allowance for loan losses deducting outstanding	1,392
Fixed assets and deferred charges	746
Accrued liabilities	330
Capital losses carryforward	842
Commissions and interests early collected	188
Foreclosed assets	62
Labor provisions	143
Net effect from financial instruments	1,211
Deferred EPS asset:	4,914

Deferred EPS liability:

Derivative financial transactions of exchange rate	(690)
Advance prepayments	(105)
Others	(46)
Deferred EPS liability	(841)

Less - Reserve	(160)
Deferred EPS asset (net)	3,913

14. Capitalization Ratio

Table I.1

Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation

Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,798
2	Earnings from previous fiscal years	48,637
3	Other elements of other comprehensive income (and other reserves)	23,753
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)
5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	107,187
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Commercial credit (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	3,957
10	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0

68

12	Reserves to be constituted	0
13	Benefits over remnant of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value	0
15	Pension plan for defined benefits	0
16	Investments in proprietary shares	5
17	Reciprocal investments in ordinary capital	0
18	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	42
19	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes to profit credited resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	4,452
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	25,508
A	of which: Other elements of wholesome profit (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	23,397
F	of which: investments in risk capital	0
G	of which: investments in investment corporations	0
H	of which: Funding for the purchase of proprietary shares	0
I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	523
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	1,588
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	35,700
29	Level 1 Common Capital (CET1)	71,487
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	10,297
31	of which: Qualify as capital under the applicable accounting criteria	10,297

69

32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	10,297

Level 1 additional capital: regulation adjustments

37	Investments in held instruments of level 1 additional capital
38	Investments in reciprocal shares in level 1 additional capital instruments.
39	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital
40	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital

41	National regulation adjustments	0

42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions

43	Total regulation adjustments to level 1 additional Common Capital	0

44	Level 1 additional capital (AT1)	10,297

45	Level 1 capital (T1 = CET1 + AT1)	81,785

Level 2 capital: instruments and reserves

46	Instruments directly issued that qualify as level 2 capital, plus premium	27,278
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	175
51	Level 2 capital before regulation adjustments	27,453

Level 2 capital : regulation adjustments

52	Investments in own instruments of level 2 capital
53	Reciprocal investments in level 2 capital instruments
54	Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)
55	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital
56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	27,453
59	Total stock (TC = T1 + T2)	109,238
60	Assets weighted by total risk	693,902

70

Capital reasons and supplements
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	10.30%
62	Level 1 Stock (as percentage of assets weighted by total risks)	11.79%
63	Total capital (as percentage of assets weighted by total risks)	15.74%
64	Institutional specific supplement (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance cushion, plus the countercyclical cushion, plus G-SIB cushion; expressed as percentage of the assets weighted by total risks)	7.00%
65	of which: Supplement of capital preservation	2.50%
66	of which: Supplement of specific bank countercyclical
67	of which: Supplement of systematically important global banks (G-SIB)
68	Level 1 Common Capital available for hedging of supplements (as percentage of assets weighted by total risks)	3.30%
National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	12,046
Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)
77	Limit in the inclusion of level 2 capital provisions under standardized methodology
78	Eligible reserves for inclusion in level 2 capital with respect to expositions subject to internal rating methodology (prior to application of limit)
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

I.2

71

Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments

Reference	Description

1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3	Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow hedging instruments and result per ownership of non-monetary assets.
4	Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.
5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Commercial credit, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.
11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.
13	Benefits over the remnant in securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15	Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.
16*	The amount of investment in any own action
the institution acquires : in accordance with the provisions of the Act in accordance with the provisions of section I subsection d ) of Article 2 Bis 6 of these provisions ; through rates predicted values of section I subsection e ) of Section 2 Bis 6 of these provisions , and through investment companies considered in Section I point i ) of Section 2 bis 6 .

72

This treatment is more conservative than the one established by the Committee on Banking Basel Supervision in its document " Basel III : A global regulatory framework for more resilient banks and banking systems " published in June 2011 because the deduction for this concept is made of common equity tier 1 capital , regardless of the level of capital which has been invested
17*	Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the corporation
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.
18*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.
19*	Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.
20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.
This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.
21	The amount of credited deferred profit taxes originating from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.

73

22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.	The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.
B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
D.	Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.
E.	Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.	Investments in shares, other than fix capital, in listed investment corporations wherein the Institutions holds more than 15 per cent of shareholder's equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.
H.	Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital . The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.

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P.	The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.
27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Fundamental Capital and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.
31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33	Subordinated obligations computed as Non-Fundamental Capital, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)
34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46	The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in Capital Fundamental nor in Non-Fundamental Capital and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.
47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.
49	Does not apply. See note to reference 5.
50	Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.
51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.

75

53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Weighed Assets Subject to Total Risks.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	Report 7%
65	Report 2.5%
66	Does not apply. There is no requirement that corresponds to the countercyclical supplement.
67	Does not apply. There is no requirement that corresponds to the supplement of systematically important global banks (G-SIB).
68	Line 61 minus 7%
69	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
70	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
71	Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.
72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75	The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed profit taxes resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.
76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.
78	Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock

76

81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.

Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

	Table II.1 Net Capital Ratio of the balance sheet
Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	1,355,768
BG1	Funds Available	151,219
BG2	Margin accounts	534
BG3	Investment in securities	308,115
BG4	Debtors under sale and repurchase agreements	3,691
BG5	Securities loans)	0
BG6	Derivatives	215,081
BG7	Valuation adjustment for hedged financial assets	-8.518618
BG8	Total loan portfolio	538,092
BG9	Benefits to be received in securitization transactions	0
BG10	Other receivables (net)	84,340
BG11	Foreclosed assets (net	293
BG12	Property, furniture and fixtures (net)	5,688
BG13	Long-term investment in shares	27,774
BG14	Non current assets held for sale	0
BG15	Deferred income taxes (net)	14,571
BG16	Other assets (net)	6,380
	Liabilities	1,248,572
BG17	Deposits	642,021
BG18	Bank and other loans	51,784
BG19	Creditors under sale and repurchase agreements	124,837
BG20	Securities loans	0.246456
BG21	Collateral sold or pledged as guarantee	23,606
BG22	Derivatives	221,075

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BG23	Valuation adjustment for hedged financial liabilities	0
BG24	Creditors from settlement of transactions	0
BG25	Other payables, deferred revenues and other advances	147,195
BG26	Subordinated debentures outstanding	37,576
BG27	Deferred income taxes (net)	0
BG28	Deferred revenues and other advances	477.931155
	Shareholders' Equity	107,196
BG29	Paid-in capital	34,798
BG30	Other capital	72,399
	Memorandum accounts	4,453,083
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	22
BG33	Credit commitments	123,632
BG34	Assets in trust or mandate	152,506
BG35	Federal Government financial agent
BG36	Assets in custody or under administration	3,087,972
BG37	Collateral received	66,684
BG38	Collateral received and sold or pledged as guarantee	40,637
BG39	Investment bank operations on behalf of third parties	0
BG40	Uncollected interest earned on past due loan portfolio	924
BG41	Other accounts	980,706

Table II.2
Regulatory concepts considered in the calculation of Net Capital components
Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Goodwill	8	1,735	BG16= 6,194 Minus: deferred charges and advance payments 625; intangibles 3,523; advance payments that are computed as risk assets 45; other assets are computed as risk assets 266

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2	Intangible assets	9	3,957	BG16= 6,194 Minus: deferred charges and advance payments 625; intangibles 1,735; advance payments that are computed as risk assets 45; other assets that are computed as risk assets 266
3	Deferred income tax from tax losses carryforward and tax credits	10	0
4	Benefits to be received in securitization transactions	13	0
5	Defined benefit pension plan assets with no restriction and unlimited access	15	0
6	Investment in own-equity securities	16	5	BG3= 282,304 Minus: Reciprocal investments in common capital of financial entities 37; Investments in securities computed as risk assets 282,265
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	0
9	Indirect investment in capital of financial entities wherein the institution does not hold more than 10% of the issued capital stock	18	42	BG3= 282,304 Minus: Investment in own-equity securities 1; Investments in securities computed as risk assets 282,265
10	Direct investments in the capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial entities wherein the institution holds more than 10% of the issued capital stock	19	0
12	Deferred income tax from temporary differences	21	4,452	BG15= 12,035 Minus: Amount computed as risk asset 11,298
13	Reserves recognized as complementary capital	50	175	BG8= Total loan portfolio 543,206
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 26,173 Minus: Investments in subsidiaries 23,187; Investments in clearing houses 1,507; Investments in associated companies 119; Other investments that are computed as risk assets 1,360

79

16	Investments in associated companies	26 - E	23,397	BG13= 26,173 Minus: Investments in clearing houses 1,507; Investments in associated companies 119; Other investments that are computed as risk assets 1,360
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Financing for repurchase of own shares	26 - H	0
20	Deferred charges and advance payments	26 - J	523	BG16= 6,194 Minus: intangible assets 1,735; others assets that are computed as risk assets 45; intangible assets 3,523; other assets are computed as risk assets 266
21	Deferred employee profit sharing (net)	26 - L	0
22	Defined benefit pension plan assets	26 - N	0
23	Investments in clearing houses	26 - P	1,588	BG13= 26,173 Minus: Investments in subsidiaries 23,187; Investments in associated companies 119; other investments that are computed as risk assets 1,360
	Liabilities
24	Deferred income tax related to goodwill	8	0
25	Deferred income tax related to other intangible assets	9	0
26	Provision for defined benefit pension plan with no restriction and unlimited access	15	0
27	Deferred income tax related to defined benefit pension plan	15	0
28	Deferred income tax related to other items	21	0
29	Subordinated liabilities that meets with Exhibit 1-R	31	0
30	Subordinated liabilities subject to transitoriness that compute as basic capital 2	33	0
31	Subordinated liabilities that meets with Exhibit 1-S	46	0
32	Subordinated obligations subject to transitoriness that compute as complementary capital	47	0
33	Deferred income tax related to deferred charges and advance payments	26 - J	0
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,798	BG29
35	Retained earnings	2	48,637	BG30= 84,282 Minus: other items of earned capital 21,182, cumulative effect of conversion 9
36	Result from valuation of cash flow hedge instruments	3	0

80

37	Other items of earned capital	3	23,753	BG30= 84,282 Minus: Retained earnings 63,090, cumulative effect of conversion 9
38	Paid-in capital that meets with Exhibit 1-R	31	10,297
39	Paid-in capital that meets with Exhibit 1-S	46	27,278	BG26= 25,251 Plus: Other expenses amortization for bond issue 49
40	Result from valuation of cash flow hedge instruments	03, 11	0
41	Cumulative effect from conversion	3, 26 - A	0
42	Result from ownership of non-monetary assets	3, 26 - A	0
	Accounts in order
43	Positions in First Losses Schemes	26 - K	0
	Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12	0
45	Profit or increase of the value of assets from the purchase of securitization positions (Originating Institutions)	26 - C	0
46	Transactions that breach the provisions	26 - I	0
47	Transactions with Relevant Related Persons	26 - M	0
48	Adjustment from capital recognition	26 - O, 41, 56	0

Table II.3
Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"
Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6	Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment corporations other than those provided by reference 18.
7	Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment corporations other than those provided by reference 18.
8	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 12 and 8 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13	Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.
14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.

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15	Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.
16	Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.
17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18	Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.
19	Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.
20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23	Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.
24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as Non-Fundamental Capital.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.
39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45	The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.

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46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.

Table III.1
Positions exposed to market risks per risk factor
Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	45,148	3,612
Transactions with debt instruments in national currency with surtax and reviewable rate	4,144	332
Transactions in national currency with real rate or denominated in UDIs	4,815	385
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	12,277	982
Positions in UDIs or with yield referred to INPC	22	2
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	93	7
Transactions in foreign currency with nominal rate	35,026	2,802
Positions in foreign currency or with yield indexed to the exchange rate	5,492	439
Positions in shares or with yield indexed to the price of one share or set of shares	1,002	80
Positions in commodities	0	0
Impact Capital requirement for Gamma and Vega	9	1

Table III.2
Assets weighted subject to credit risk by risk group
Concept		Capital Requirement
Group I-A (weighted at 0%)	0	0
Group I-A (weighted at 10%)	0	0
Group I-A (weighted at 20%)	0	0
Group I-B (weighted at 2%)	129	10
Group I-B (weighted at 4.0%)	0	0
Group II (weighted at 0%)	0	0
Group II (weighted at 20%)	0	0
Group II (weighted at 50%)	0	0
Group II (weighted at 100%)	34,359	2,749
Group II (weighted at 120%)	0	0
Group II (weighted at 150%)	0	0
Group III (weighted at 2.5%)	0	0
Group III (weighted at 10%)	1,097	88
Group III (weighted at 11.5%)	1,140	91
Group III (weighted at 20%)	17,693	1,415
Group III (weighted at 23%)	0	0
Group III (weighted at 25%)	18	1
Group III (weighted at 28.75%)	0	0
Group III (weighted at 50%)	16,213	1,297
Group III (weighted at 57.5%)	361	29
Group III (weighted at 60%)	191	15
Group III (weighted at 75%)	0	0

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Group III (weighted at 100%)	13,773	1,102
Group III (weighted at 115%)	0	0
Group III (weighted at 120%)	0	0
Group III (weighted at 138%)	0	0
Group III (weighted at 150%)	0	0
Group III (weighted at 172.5%)	0	0
Group IV (weighted at 0%)	0	0
Group IV (weighted at 20%)	10,130	810
Group V (weighted at 10%)	0	0
Group V (weighted at 20%)	3,575	286
Group V (weighted at 50%)	326	26
Group V (weighted at 115%)	0	0
Group V (weighted at 150%)	943	75
Group VI (weighted at 20%)	0	0
Group VI (weighted at 50%)	28,226	2,258
Group VI (weighted at 75%)	10,561	845
Group VI (weighted at 100%)	49,257	3,941
Group VI (weighted at 120%)	0	0
Group VI (weighted at 150%)	0	0
Group VI (weighted at 172.5%)	0	0
Group VII-A (weighted at 10%)	0	0
Group VII-A (weighted at 11.5%)	0	0
Group VII-A (weighted at 20%)	11,292	903
Group VII-A (weighted at 23%)	89	7
Group VII-A (weighted at 50%)	5,564	445
Group VII-A (weighted at 57.5%)	0	0
Group VII-A (weighted at 100%)	147,256	11,780
Group VII-A (weighted at 115%)	19,815	1,585
Group VII-A (weighted at 120%)	0	0
Group VII-A (weighted at 138%)	0	0
Group VII-A (weighted at 150%)	2,181	174
Group VII-A (weighted at 172.5%)	382	31
Group VII-B (weighted at 0%)	0	0
Group VII-B (weighted at 20%)	1,187	95
Group VII-B (weighted at 23%)	0	0
Group VII-B weighted at 50%)	0	0
Group VII-B weighted at 57.5%)	0	0
Group VII-B (weighted at 100%)	25,304	2,024
Group VII-B (weighted at 115%)	0	0
Group VII-B (weighted at 120%)	0	0
Group VII-B (weighted at 138%)	0	0
Group VII-B (weighted at 150%)	0	0
Group VII-B (weighted at 172.5%)	0	0
Group VIII (weighted at 115%)	4,524	362
Group VIII (weighted at 150%)	1,543	123

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Group IX (weighted at 100%)	62,284	4,983
Group IX (weighted at 115%)	0	0
Group IX (weighted at 150%)	0	0
Group X (weighted at 1250%)	1,544	124
Other Assets (weighted at 0%)	0	0
Other Assets (weighted at 100%)	34,754	2,780
Credit Valuation Adjustment on Derivative Operations	40,561	3,245
Re-securitization with Risk Degree 1 (weighted at 20%)	0	0
Re-securitization with Risk Degree 2 (weighted at 50%)	0	0
Re-securitization with Risk Degree 3 (weighted at 100%)	0	0
Re-securitization with Risk Degree 4 (weighted at 350%)	0	0
Re-securitization with Risk Degree 4, o 5 or Not qualified (weighted at 1250%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 40%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 100%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 225%)	0	0
ReRe-securitization with Risk Degree 1 (weighted at 650%)	0	0
ReRe-securitization with Risk Degree 4, 5 or Not qualified (weighted at 1250%)	0	0

Table III.3
Assets weighted subject to operational risk
Method	Assets weighted by risk	Capital Requirement
Basic	39,601	3,168

Average of requirement by market and credit risk of the last 36 months		Average of annual positive net income of the last 36 months
45,896		39,741
Table IV.1
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$9,514,367,512.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A

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16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.2
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	MX00BS030007
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Fundamental Capital
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series B Shares
8	Amount acknowledge of regulatory capital	$1,833,249,750.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No

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20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

Table IV.1.3
Main characteristics of titles that are part of the Net Capital

Reference	Characteristic	Options

1	Issuer	Banco Santander (México), S. A.

2	ISIN, CUSIP or Bloomberg Identifier	Reg S: USP1507SAD91 / 144A: US05969BAB99

3	Legal frame	New York Law, in case that a "TRIGGER EVENT" takes to a "WRITE DOWN" or "Mexican Regulatory Event" which involves a suspension period and occurs based in mexican regulatory determination according to the Mexican law. The ranking and Subordinated Notes would be determined according to the Mexican law

Regulation treatment

4	Level of capital with transitory	N.A
5	Level of capital without transitory	Complementary
6	Instrument level	Credit Institution without consolidating

7	Instrument type	5.95% Tier 2 Subordinated Capital Notes due 2024

8	Amount acknowledge of regulatory capital	$27,278,383,100.87
9	Instrument's par value	$26,805,220,000.00
9A	Instrument's currency	USD
10	Accounting qualification	Subordinated credit notes
11	Date of issuance	27/12/2013
12	Instrument´s term	Maturity
13	Date of expiration	30/01/2024
14	Early payment clause	Yes ("Optional Redemption")

15	First date of early payment	30/01/2019 (única fecha de call)

15A	Regulatory or fiscal events	Yes ("Withholding Tax Redemption" y "Special Event Redemption" which includes: "Capital Event" y "Tax Event")

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15B	Liquidation price of the early payment clause	accrued and unpaid interest
16	Subsequent early payment dates	N/A (only on the first date of early payment).
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	5.95%
19	Cancellation of dividends clause	N.A
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	No Convertible
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	Yes
31	Conditions for write-down	Occurrence of a "Trigger Event": A “Trigger Event” will be deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that our Tier 1 Capital 1 Ratio (“Capital Básico 1”), as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5% (four point five percent), (ii) both (A) the CNBV notifies us that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of our license has occurred resulting from (y) our non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) our non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) we have not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) pledging to the Mexican governmental authorities, to secure performance of such capital restoration plan, seventy five percent (75%) of the Issuer’s aggregate issued and outstanding shares and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, in the case of (a), (b) and (c), on or before the 15th business day in Mexico following the date on which the CNBV notifies us of such determination; or (iii) the Financial Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit, the Mexican Central Bank and the Mexican Savings Protection Agency, determines pursuant to Article 122 Bis of the Mexican Banking Law that financial assistance is required by us to avoid

88

revocation of our license for our failure to comply with corrective measures, comply with capitalization requirements or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to us.
32	Degree of write-down	Partial, until restore adequate capital levels
33	Temporality of write-down	Permanent
34	Mechanism for temporary write down	“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent pro rata write down of any other loss-absorbing instruments issued by us and then outstanding, to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks
(currently 7% (seven percent)), or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other loss absorbing instruments issued by us and then outstanding, would be insufficient to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General
Rules Applicable to Mexican Banks (currently 7% (seven percent)), the amount necessary to reduce the Current Principal Amount of each outstanding Note to zero.
35	Subordination position in the event of liquidation	The Notes constitute subordinated indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of our present and future senior indebtedness, (ii) will rank pari passu with all other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of our equity or capital stock.
36	Breach characteristics	N.A
37	Description of breach characteristics	N.A

Table IV.1.4
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Common Shares Series F
2	ISIN, CUSIP or Bloomberg Identifier	US40053CAA36
3	Legal frame	The Capital Instruments will be issued in accordance with the applicable laws of the State of New York, United States of America, provided that all provisions relating to the determination of interest payment cancellation, the conversion of Capital Instruments, if Has occurred any event that allows for an amortization or subordination of the Capital Instruments, among other relevant events will be governed by the laws of Mexico, in accordance with the provisions of the Issue Act
Regulation treatment

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4	Level of capital with transitory
5	Level of capital without transitory	Non-Fundamental Capital.
6	Instrument level	Unconsolidated Credit Institution
7	Instrument type	8.500% perpetual subordinated non-preferred contingent convertible additional tier 1 capital notes
8	Amount acknowledge of regulatory capital	$10,297,374,225.00
9	Instrument's par value	$10,309,700,000.00
9A	Instrument's currency	USD
10	Accounting qualification
11	Date of issuance	29/12/2016
12	Instrument´s term
13	Date of expiration	Equity instruments are perpetual and, therefore, have no repayment term
14	Early payment clause
The Capital Instruments in the cases provided for in this letter and in the Issuance Act, and provided that (i) (a) Banco Santander México maintains, and once the amortization has been maintained, a capitalization index equal to or greater than Capitalization indexes required by the CNBV in accordance with section IV, subsection c), numeral 1 of Annex 1-R of the Single Bank Circular or any provisions that replace it, or b) Banco Santander México issues securities that replace the Instruments And (ii) Banco Santander México has obtained the authorization of Banco de México to amortize the Capital Instruments prior to the respective amortization date, in the understanding, without However, if at any time an Event of Update of the Conversion Event occurs, Banco Santander México will not be obliged to amortise any Capital Instruments in respect of which it has been agreed to carry out a redemption
15	First date of early payment	20/01/2022
15A	Regulatory or fiscal events
15B	Liquidation price of the early payment clause	Nominal value plus accrued and unpaid interest
16	Subsequent early payment dates
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	8.50%
19	Cancellation of dividends clause	N.A
20	Payment discretion	Mandatory
21	Interest increase clause	no
22	Yields/Dividends	Differentiable cumulative
23	Convertibility of the instrument	YES
24	Convertibility conditions	A "Conversion Event Update Event" will occur and the Equity Instruments will be convertible into Common Shares of Banco Santander México when (i) the capital stock of Banco

90

Santander México is equal to or less than 5,125%, (ii) the CNBV notifies To Banco Santander México that has incurred in some cause of revocation of authorization and that Banco Santander Mexico has not remedied (or has not opted into the conditional operating regime), and (iii) the Banking Stability Committee determines that Banco Santander México Requires financial assistance to avoid revocation of your authorization
25	Degree of convertibility
26	Conversion rate	N.A
27	Instrument convertibility rate
28	Type of convertibility financial instrument	Common Shares Series F
29	Instrument issuer	Banco Santander México
30	Write-down clause	N.A
31	Conditions for write-down	N.A
32	Degree of write-down	Partial, until restore adequate capital levels
33	Temporality of write-down	Permanent
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	0
36	Breach characteristics	N.A
37	Description of breach characteristics	N.A

Table V.2
Assistance in filling in the information regarding the characteristics of the titles that are part of the Net Capital
Reference	Description
1	Credit institution that issues titles that are part of the Net Capital
2	Title identifier or code that is part of the Net Capital (ISIN, CUSIP or ID number of international value)
3	Legal framework with which the title must comply, as well as the laws to which it shall be subject.
4	Level of capital that corresponds to the title that shall be subject to transience established pursuant to Article Third Transitory, of Resolution 50th.
5	Level of capita that corresponds to the title that meets exhibit 1-Q, 1-R or 1-S hereof.
6	Level within the group to which the title is included.
7	Type of Capital Instrument or title representing the capital stock that is included as part of the Net Capital. In the event of titles subject to the transiency established pursuant to Article Third Transitory, established in Resolution 50th, refers to the subordinated obligations described on Article 64 of the Credit Institutions Act.
8	Amount of the Capital Instrument or title representing the capital stock, that is acknowledged in the Net Capital pursuant to Article 2 bis 6 hereof, in the event of reference 5 either Fundamental Capital or Non-Fundamental Capital; and pursuant to Article 2 bis 7 hereof in the event such reference is Ancillary. in any other event, it shall be the amount corresponding pursuant to the provisions of Article Third Transitory of Resolution 50th.
9	Title's par value in Mexican pesos.
9A	Currency used to express the title's par value in Mexican pesos pursuant to international standard ISO 4217
10	Accounting classification of the title that is part of the Net Capital.
11	Date of issuance of the title that is part of the Net Capital
12	Specify if the title has expiration or is at perpetuity
13	Expiration date of the title, without considering the dates of early payment.
14	Specify if the title includes an early payment clause by the issuer wherein the right to pay the title early is exercised with prior authorization from Banco de Mexico.

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15	Date when the issuer may, for the first time, exercise the right to pay the title early prior authorization from Banco de Mexico.
15A	Specify if the early payment clause considers regulatory or fiscal events.
15B	Specify the liquidation price of the early payment clause.
16	Dates when the issuer may, subsequently to the one specified in reference 15, exercise the right of title early payment prior authorization from Banco de Mexico
17	Specify the type of yield/dividend that shall be held during the entire term of the title.
18	Interest rate or index referred to by the title's yield/dividend.
19	Specify if the title includes clauses that forbid payment of dividends to the holders of titles representing the capital stock when failing to perform payment of a coupon or dividend of any capital instrument.
20	issuer's discretionarily for payment of the title's interests or dividends. If the Institution at any time may cancel payment of yields or dividends it must be selected (entirely Optional); if it may only cancel in some situations (partially Optional) or if the credit institutions may not cancel payment (Mandatory)
21	Specify if in the title there is a clause that generates incentives that the issuer may early pay, as clauses of increase of interests known as "Step-Up".
22	Specify if yields or dividends of the title are accruable or not.
23	Specify if the title is convertible or not in ordinary shares of the multiple banking institutions or the Financial Group.
24	Conditions under which the title is convertible into ordinary shares of the multiple banking institution or Financial Group.
25	Specify if the title is wholly converted or only partially when it meets the contractual conditions to convert.
26	Amount per share considered for converting the title into ordinary shares of the multiple banking institution or the Financial Group into the currency on which such instrument was issued.
27	Specify if the conversion is mandatory or optional.
28	Type of shares into which the title is converted.
29	Issuer of the instrument into which the title is converted.
30	Specify if the title has the principal cancellation characteristics.
31	Conditions under which the title has a principal cancellation characteristics.
32	Specify if once the hypothesis of the value decrease clause occurs, the title decreases value in its aggregate or only partially.
33	Specify if once the hypothesis of the value decrease clause occurs, the instrument decreases value permanently or temporarily
34	Explain the temporary value decrease mechanism.
35	Most subordinated position to which the capital instrument is subordinated that corresponds to the type of instrument in liquidation.
36	Specify whether there is or not characteristics of the title that fails to meet with the conditions established in exhibits 1-Q, 1-R and 1-S hereof.
37	Specify the characteristics of the title that fail to meet the characteristics established in exhibits 1-Q, 1-R and 1-S hereof.

The information relating to Annex 1-O Capitalization Ratio Santander Consumo and Santander Hipotecario is available on the website

www.santander.com.mx/ir

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LEVERAGE RATIO

TABLE I.1
INTEGRATION OF THE MAIN SOURCES OF LEVERAGE

	Item	Dec 2016
1	On-balance sheet items (excluding derivatives and SFTs, but including collateral)	1,136,996

2	(Asset amounts deducted in determining Basel III Tier 1 capital)	-35,700
3	Total on-balance sheet exposures (excluding derivatives and SFTs) (sum of lines 1 and 2)	1,101,297
Derivative exposures
4	Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	55,502
5	Add-on amounts for PFE associated with all derivatives transactions	48,128
6	Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the operative accounting framework	0
7	(Deductions of receivables assets for cash variation margin provided in derivatives transactions)	0
8	(Exempted CCP leg of client-cleared trade exposures)	0
9	Adjusted effective notional amount of written credit derivatives	0
10	(Adjusted effective notional offsets and add-on deductions for written credit derivatives)	0
11	Total derivative exposures (sum of lines 4 to 10)	103,630
Securities financing transaction exposures
12	Gross SFT assets (with no recognition of netting), after adjusting for sale accounting transactions	41,073
13	(Netted amounts of cash payables and cash receivables of gross SFT assets)	-40,613
14	CCR exposure for SFT assets	643
15	Agent transaction exposures	0
16	Total securities financing transaction exposures (sum of lines 12 to 15)	1,103
Other off-balance sheet exposures
17	Off-balance sheet exposure at gross notional amount	123,654
18	(Adjustments for conversion to credit equivalent amounts)	-41,588
19	Off-balance sheet items (sum of lines 17 and 18)	82,066
Capital and total exposures
20	Tier 1 capital	81,785
21	Total exposures (sum of lines 3, 11, 16 and 19)	1,288,095
Leverage ratio
22	Basel III leverage ratio	6.35%

TABLE II.1
COMPARISON TOTAL ASSETS AND ASSETS ADJUSTED

	Item	Dec-16
1	Total consolidated assets as per published financial statements	1,355,768
2	Adjustment for investments in banking, financial, insurance or commercial entities that are consolidated for accounting purposes but outside the scope of regulatory consolidation	0
3	Adjustment for fiduciary assets recognised on the balance sheet pursuant to the operative accounting framework but excluded from the leverage ratio exposure measure	-35,700
4	Adjustments for derivative financial instruments	-111,451
5	Adjustment for securities financing transactions	-2,588

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6	Adjustment for off-balance sheet items	82,066
7	Other adjustments	0
	Leverage ratio exposure	1,288,095

TABLE III.1
CONCILIATION OF TOTAL ASSETS AND EXPOSURE IN THE BALANCE

	Item	Dec-16
1	Total consolidated assets as per published financial statements	1,355,768
2	operative derivative financial instruments	-215,081
3	operative securities financing transactions	-3,691
4	Trust assets recognized in the balance sheet under the accounting framework, but excluded from the exposure measure of the leverage ratio	0
	On-balance exposure	1,136,996

TABLE IV.1
Variation of the elements

	Sep 2016	Dec 2016
CONCEPT / QUARTER	T-1	T	Variation (%)
Basic Capital	87,719	81,785	-7%
adjusted assets	1,135,991	1,288,095	13%
Leverage ratio	7.72%	6.35%

15. Risk Diversification

Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to credit risk transactions as of December 31, 2016, is provided:

- At December 31, 2016 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of Ps.73,072 million representing the 83.30% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Financial sources of liquidity in domestic and foreign currency come from the different savings products that Banco Santander México offers to its clients; mainly checking accounts and time deposits.

An additional internal source of liquidity is the collection of fees, interests and principal amounts of the loans that the Bank grants to its clients.

With respect to external sources of liquidity, the Bank has access to the local and foreign capital markets through different alternatives that range from the issuance of senior and subordinated debt as well as the issuance of other debt

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or equity instruments. Santander México also obtains funding from other institutions including the Mexican Central Bank, development banks, commercial banks, and other institutions.

Santander México may also obtain liquidity via sale and repurchase agreements (short-term repos) over securities it holds in its investment portfolio. Additionally, the Bank could obtain liquidity through the sale of assets.

17. Dividends Policy

Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by Santander México. The payment of dividends is discussed in the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders.

18. Treasury Policies

The activities of Santander México’s treasury are performed pursuant to the following:

a)	In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

b)	Internal limits for market, liquidity and credit risks that are reviewed and approved by appropriate committees, i.e., there are limits established and independent for treasury activities for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions. The treasury is responsible for their activities within the limits allowed to manage their risk.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding
Subsidiaries	% of interest

Banco Santander (México), S.A.	99.99
Casa de Bolsa Santander, S.A. de C.V.	99.97

20. Internal Control

The activities of Santander México are governed by a series of guidelines established by Banco Santander (España), the holding company of Santander México, whose head offices are located in the city of Madrid, and the Mexican laws.

For the compliance of the rules in effect, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Internal Control Unit and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external rules and the proper operation of the data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the CEO and General Direction:

➢ Vice-president of Finance and Administration:

➢ Deputy General of intervention and Management Control

➢ Deputy General Direction of Technology, Operations and Human Resources

➢ Deputy General of Corporate Resources and Recoveries

➢ Deputy General Direction of Legal Affairs and Compliance

➢ Deputy General Direction of Finance

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➢ Vice-president of Commercial Banking:

➢ Deputy General Direction of Channels and Distribution

➢ Deputy General Direction of Products

➢ Deputy General Direction of Clients

➢ Deputy General Direction of Commercial Planning

➢ Deputy General Direction of Chief Experience Officer

➢ Executive Director of Project Strategy, Retail and Payrolls

➢ Deputy General Director of Enterprises and Institutions

➢ Deputy General Director of Risk

➢ Deputy General Director of Global Corporate Banking

➢ Deputy General Director of Public Affairs and Strategy

➢ Executive Direction of Internal Audit

➢ Executive Direction of Innovation

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area related to the Executive Direction of Processes and Change Management, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Santander México, created by the Board of Directors, are the following:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

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Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successful Quality Assurance Review (QAR) during 2014

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Accounting differences between CNBV regulations in México and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander under CNBV regulations in México	15,715

Temporary differences in classification of hedging instruments	385	(a)

Income and expenses from the Headquarter	(761)	(b)

Other differences	1,566

Earnings of Grupo Financiero Santander under the regulations set forth in the Circular issued by the Bank of Spain	16,905

(a) Certain derivative financial instruments are reclassified from hedging instruments to trading instruments since they hedge an intercompany item that is not valid for global consolidation purposes.
(b) Allocation of corporate income and expenses performed by the Corporate Head Office to its subsidiaries, pursuant to the rules and policies of Bank of Spain.

22. Transactions with related parties

Receivable
Funds available	209
Derivatives (asset)	92,772
Performing loan portfolio	2,848
Other receivables, (net)	1,475

Payable
Time deposits	1,801
Demand deposits	930
Credit instruments issued	1,044
Creditors under sale and repurchase agreements	106
Derivatives (liability)	60,261
Other payables	36,040
Creditors from settlement of transactions	3
Subordinated debentures	31,756

Revenues
Interest	59
Commissions and fee income	5,834
Net gain (loss) on financial assets and liabilities	23,887

Expenses
Interest	1,328
Administrative expenses	446
Technical assistance	2,110

23. Interests on loan portfolio

As of December 31, 2016, the consolidated statement of i includes in the item "Interest income " Ps.58,002 million that correspond to interests from the loan portfolio of Banco Santander (México), S.A., Santander Consumo, S.A. de C.V. SOFOM E.R., Santander Hipotecario, S.A. de C.V. SOFOM E.R. and Santander Vivienda, S.A. de C.V. SOFOM E.R.

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24. Integral Risk Management (unaudited)

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Grupo Financiero Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Grupo Financiero Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Grupo Financiero Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Grupo Financiero Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Grupo Financiero Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Grupo Financiero Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level. VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

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The Value at Risk as of the end of fourth quarter of 2016 (unaudited) amounted to:

Bank and Brokerage
VaR (thousands of Mexican pesos)%

Trading Desks	131,604.15	0.12%
Market Making	100,536.30	0.09%
Proprietary Trading	36,656.12	0.03%

Risk factor	131,604.15	0.12%
Interest rate	121,433.30	0.11%
Foreign exchange	31,412.41	0.03%
Equity	1,697.48	0.00%
* % of VaR with respect to Net Capital

The Value at Risk for the average the fourth quarter of 2016 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousands of Mexican pesos)%
Trading Desks	107,713.99	0.10%
Market Making	60,425.42	0.05%
Proprietary Trading	57,687.20	0.05%

Risk factor	107,713.99	0.10%
Interest rate	107,661.96	0.10%
Foreign exchange	28,167.25	0.03%
Equity	1,838.98	0.00%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test). Such estimates are generated using two different methods:

▪	Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.

▪	Applying to risk factors changes that depend on the volatility of each risk factor.

On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Grupo Financiero Santander generate important balance sheet amounts. The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Grupo Financiero Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

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	Sensitivity NIM				Sensitivity MVE
Bank and Brokerage	Oct-16	Nov-16	Dec-16	Average	Oct-16	Nov-16	Dec-16	Average

Balance MXN GAP	64%	68%	44%	59%	49%	46%	45%	47%
Scenario	(100) bp	(100) bp	(100) bp	N/A	+100 bp	+100 bp	+100 bp	N/A
Balance USD GAP	28%	14%	91%	45%	66%	32%	79%	59%
Scenario	(100) bp	(100) bp	(100) bp	N/A	(100) bp	(100) bp	(100) bp	N/A

Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the fourth quarter of 2016:

MM MXN	Sensitivity NIM				Sensitivity MVE
Bank and Brokerage	Scenario	Total	Derivatives	Non Derivatives	Scenario	Total	Derivatives	Non Derivatives
Balance MXN GAP	(100) bp	(670)	(534)	(136)	+100 bp	(2,377)	525	(2,902)
Balance USD GAP	(100) bp	(376)	326	(702)	(100) bp	(1,064)	795	(1,859)

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units. These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Grupo Financiero Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Grupo Financiero Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Grupo Financiero Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the fourth quarter incidents have not been had in the metrics.

Millions of Pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	136,313	216,715	104,445	(12,579)	(536)	44,214	22,242	6,983	(81,145)	(164,025)
Non Derivative	134,199	27,949	111,093	(11,030)	(4,977)	43,479	24,693	6,637	(85,772)	22,127
Derivatives	2,114	188,766	(6,648)	(1,549)	4,441	735	(2,451)	345	4,626	(186,151)

Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks receiving an individual treatment (risks with companies, Grupo Financiero Santander and financial entities) are identified and taken apart from those other risk that are managed in standardized manner (consumer and mortgages credits to individuals, loans to businesses and small enterprises).

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Risks managed on individual basis are subject to a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning. The assessment of the client, after analyzing other relevant risk factors in different areas, is adjusted according to the special characteristics of the transaction (guarantee, term, etc.)

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources, so automated decision tools are used (expert and credit scoring systems).

Management of loans to companies is complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations of levels of monitoring are identified and generate different actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.       The probability of failure is for “No Retail” portfolios. It is determined via the fine tune of the ratings of clients in a given moment, based in the Monthly Default Rates observed during a period of five years. Such Default Rates are adjusted to an economic cycle of ten years. For “Retail” portfolios, the standard default probabilities set by the Basilea Convention are used.

b.       Once the probability of default is determined, the parameters of “severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) stipulated in Basilea, are taken into consideration.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.: PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Grupo Financiero Santander assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Grupo Financiero Santander may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions. REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Grupo Financiero Santander, and it is measured as the market value of the transaction (“MtM”). In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

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For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Grupo Financiero Santander has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk Management Committee, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions. In addition, on a monthly basis, a report is presented to the Global Banking Credit Committee and Retail Credit Committee with respect to incurred excesses and transactions with non-authorized customers. In addition, it informs to the Comprehensive Risk Management Committee the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments: Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the fourth quarter of 2016:

	Equivalent Net Credit Risk (millions of American dollars)
Segment	Oct-16	Nov-16	Dec-16	Average
Sovereign Risk, Development Banking and Financial Institutions	16,073.33	16,036.84	17,847.66	16,652.61
Corporates	1,341.97	1,044.12	1,335.65	1,240.58
Companies	97.41	83.74	192.30	124.48

The equivalent credit risk lines maximum gross counterparty risk of Grupo Financiero Santander as of the end of the fourth quarter of 2016, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Equivalent Gross Credit Risk (millions of American dollars)
Type of Derivative	End of the fourth quarter of 2016
Interest Rate Derivatives	22,809
Exchange Rate Derivatives	47,790
Bonds Derivatives	-
Equity Derivatives	466
Total	71,064

The Expected Loss of Grupo Financiero Santander at the end of the fourth quarter of 2016, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of Grupo Financiero Santander, for the fourth quarter of 2016 are:

	Expected Loss (millions of American dollars)
Segment	Oct-16	Nov-16	Dec-16	Average
Sovereign Risk, Development Banking and Financial Institutions	11.29	10.50	16.77	12.85
Corporates	2.95	2.80	2.46	2.74
Companies	2.77	2.48	3.07	2.78

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Grupo Financiero Santander has current positions of financial instruments with Counterparty Credit Risk. It is important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

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Respect to total collateral received for derivatives transactions as of the end of the fourth quarter of 2016:

Cash collateral	90.71%
Collateral refer to bonds issued by the Mexican Federal Government	9.29%

In respect to collateral management in derivatives transactions, counterparty’s positions are valuated according to the frequency established at each collateral agreement.  In addition, all credit risk parameters, established at each collateral agreement are considered to obtain the amount of collateral to be delivered or to be received from the counterparty.  These amounts, margin calls, will be requested from the counterparty which has the right to receive the collateral, according to the frequency established at the collateral agreement.

The counterparty which receives the margin call, has the right to analyze the valuation and it could result on discrepancies to solve.

In respect to the correlation between the collateral and the counterparty in derivatives transactions, the Institution confirms that, at this time, the eligible collateral consists on government bonds and cash collateral, so as a result, there are no adverse effects due to correlation between the counterparty and the collateral.

In the hypothetical stressed scenario, assuming that the Institution’s credit rating decreases and the impact of this credit rating decrease on the collateral that the Institution would have to deliver, this stressed test confirms that there would not be significant impact; a few of the Thresholds established on the Institution’s collateral agreements are dependent on the Institution’s credit rating.

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Grupo Financiero Santander and the application of fines, with respect to the transactions carried out by Grupo Financiero Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Grupo Financiero Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operational Risk

Operational risk is defined as the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events.

The main objective is to avoid or reduce the impact of Operational Risk, through the identification, monitoring and control of the factors that trigger the events of potential loss. Therefore it also requires establishing policies and procedures to operate under the risk exposure that the Bank is willing to accept.

The sound management of risk involves the heads of each Business Unit on the management tools and results; as well as a continuous training to the staff. The pillars on which the operational risks are managed are:

a) Strategic planning and budget: Required activities to define the operational risk profile for Santander Mexico; this includes:

• Risk appetite, defined as the level of risk that the Bank is willing to accept

• Loss annual budget; ensuring the overview of real losses according to the budget and the deviations, challenging the controls and extenuation measures.

b) Identify, measure and evaluation of the Operational risk; identify risks and the factors that trigger them in the Bank, and estimate the qualitative or/and quantitative impact.

c) Monitoring; The Overview and monitoring of operational risk goal for periodic analysis of available information of risk (type and level) during the normal development of the activities.

d) Extenuation (Mitigation); once the Operational Risk has been assessed, it is required to establish actions to avoid the risk or to mitigate the impact for risk that materialize.

e) Reporting; the Operational Risk profile and performance of the Operational Risk environment is presented on a regular basis in Bank Committees.

Santander Mexico had a monthly average loss of Ps.35.4 million pesos for Operational Risk overall the quarter.

Since December 2016, Santander applies the Alternate Standard Approach (ASA) for operational risk capital requirements.

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Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Grupo Financiero Santander.

Grupo Financiero Santander has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Grupo Financiero Santander are approved by the “Comité de Comercialización” and by the “Comité Corporativo de Comercialización”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Comité de Comercialización” and, depending of their relevance, the “Comité Corporativo de Comercialización” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Grupo Financiero Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

1)	Trading purposes

a)	Organized Markets

Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)       Derivative financial instruments with optionality.

In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.

ii)       Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Grupo Financiero Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a fourth party.

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2)	Hedging purposes

In the performance of its commercial banking activities, Grupo Financiero Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates. The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which the Grupo Financiero Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Grupo Financiero Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.	In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.	In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Grupo Financiero Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Grupo Financiero Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a)	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b)	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates

Interest Rates

Equity

Baskets of equities and stock indexes.

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

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Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

At the end of the fourth quarter of 2016, Grupo Financiero Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

Grupo Financiero Santander México
Summary of Derivative Financial Instruments
(Millions of Mexican pesos as of December 31, 2016)

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	0	0	(34)
Forwards	Foreign Currency	Trading	261,220	482	724
Forwards	Equity	Trading	709	(1)	18

Futures	Foreign Currency	Trading	1,608	50	142
Futures	Market Index	Trading	566	10	(39)
Futures	Interest Rate	Trading	53,224	(9)	(111)

Options	Equity	Trading	275	(160)	(167)
Options	Foreign Currency	Trading	32,664	(214)	(218)
Options	Market Index	Trading	110,866	286	162
Options	Interest Rate	Trading	283,100	(423)	(416)

Swaps	Cross Currency	Trading	945,083	(5,884)	(6,740)
Swaps	Interest Rate	Trading	3,762,661	(871)	(418)

Forwards	Foreign Currency	Hedging	24,433	(6,318)	(7,295)

Swaps	Cross Currency	Hedging	62,908	7,106	5,392
Swaps	Interest Rate	Hedging	6,531	(49)	(60)

Santander México, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions, and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

During the fourth quarter, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the fourth quarter of 2016, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions
Caps and Floors	486	26
Equity Forward	14	4
OTCEquity	670	0
OTCFx	2,777	0
Swaptions	4	0
Fx Forward	2,019	21
IRS	1,669	1,285
CCS	187	136

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The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the fourth quarter of 2016, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.

The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1% of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the fourth quarter of 2016:

Sensitivity Analysis
(Millions of Mexican pesos)
Total rate sensitivity
	Mexican Pesos	Other Currencies
Sens. a 1 Bp	0.60	2.09
Vega Risk factor
	EQ	FX	IR
Total	0.45	0.10	0.22
Delta Risk Factor (EQ and FX)

	EQ	FX
Total	(0.08)	18.81

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It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Grupo Financiero Santander with respect to risk factors.

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Grupo Financiero Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Grupo Financiero Santander, in millions of Mexican pesos for each stress scenario, as of the end of the fourth quarter of 2016:

Summary of Stress Test
(Millions of Mexican pesos)

Risk Profile	Stress all factors
Probable scenario	(15)
Remote scenario	1,984
Possible scenario	779

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25. Disclosure of the Liquidity Coverage Ratio

On December 31, 2014, the Commission and the Central Bank of Mexico published in the Federal Official Gazette, the General Provisions on Liquidity Requirements for multiple banking institutions, which establish liquidity requirements that credit institutions must comply at all times in accordance with the guidelines established by the Committee on Regulation of Bank Liquidity at its meeting held on October 17, 2014.

These regulations came into force on January 1, 2015.

During the fourth quarter of 2016 the weighted average CCL for the Bank is 153.31%, complying with the Bank´s desired Risk Profile and well above the regulatory minimum established in the regulations.

(Figures in millions of MXN)		Amount unweighted (average)	Weighted Amount (average)

LIQUIDITY ASSETS
1	Total high-quality liquid assets	not applicable	168,451
CASH OUTFLOWS
2	Unsecured retail financing	173,636	11,087
3	Stable funding	125,540	6,277
4	Less stable funding	48,096	4,810
5	Unsecured wholesale funding	376,887	141,241
6	Operational deposits	242,853	56,854
7	Non-operational deposits	112,904	63,258
8	Unsecured debt	21,130	21,130
9	Secured wholesale funding	not applicable	453
10	Additional requirements:	211,701	88,416
11	Outflows related to derivatives exposures and other collateral requirements	79,758	79,758
12	Outflows related to loss of funding on debt products	-	-
13	Credit and liquidity facilities	131,943	8,659
14	Other contractual funding obligations	1,689	1,689
15	Other contingent funding obligations	823	823
16	TOTAL CASH OUT	not applicable	243,709
CASH INFLOWS
17	Cash inflows secured transactions	68,601	3,637
18	Cash inflows from operations unsecured	75,249	53,851
19	Other cash inflows	75,081	75,081
20	TOTAL CASH INFLOWS	218,930	132,568
TOTAL ADJUSTED VALUE
21	TOTAL OF ELIGIBLE LIQUID ASSETS	not applicable	168,451
22	TOTAL NET CASH OUT	not applicable	111,140
23	LIQUIDITY COVERAGE RATIO	not applicable	153.31%

The presented numbers are subject to review and therefore they might suffer changes.

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Notes relating to the Liquidity Coverage Ratio

a)	Natural days contemplated in the quarterly report.

•	92 days.

b)	Main causes of the results of the Liquidity Coverage Ratio and the evolution of its main components;

•	During the quarter there was an increase in deposits, leading to an increase in the level of liquid assets.

c)	Changes of major components within the quarter report.

•	During the quarter there was an increase in deposits, leading to an increase in the level of liquid assets.

d)	Evolution of the composition of the Eligible and Computable Liquid Assets.

•	The Bank has a significant proportion of liquid assets comprised by government debt, deposits in Bank of Mexico and cash.

e)	Concentration of funding sources.

•	The main sources of funding are diversified by its own nature as: (i) demand deposits; (ii) term deposits, which include retail deposits and the money market (promissory notes with interest payable at maturity), and (iii) repurchase agreements.

•	In addition the Bank has registered programs for local market´s debt issuances and has experience issuing in international markets.

f)	Exposures in financial derivative instruments and possible margin calls.

•	Performed analyses don’t show any significant vulnerabilities coming from financial derivative instruments.

g)	Currency mismatch.

•	Performed analyses don’t show any significant vulnerability in Currency mismatch.

h)	Description of the level of centralization of liquidity management and interaction between the units of the group.

•	Banco Santander Mexico is autonomous in terms of liquidity and capital; it develops its financial plans, liquidity forecast, and analyzes funding requirements for all its subsidiaries. The Bank is responsible for its own "ratings", its issuance program, "road shows", any other activities to keep its ability to access capital markets. The issuance activity is performed without having the guarantee of the parent company.

•	The liquidity management of all Bank subsidiaries is centralized.

i)	Cash flows and Inflows, if any, that are not captured in this framework, but the institution considers relevant to the liquidity profile.

•	The Liquidity Coverage Ratio considers only the inflows and outflows up to 30 days, however the flows that are not contained in the metric are well managed and controlled by the Group.

Additional notes for the previous quarter

I.	Quantitative information:

a)	The concentration limits for different groups of guarantees received and major sources of financing.

•	The Bank has no concentration limits under guarantees received by market operations, as they are mainly composed of government securities and cash.

b)	Exposure to liquidity risk and funding needs of the institution, taking into account the legal, regulatory and operational constraints on liquidity transfers.

•	Liquidity risk is associated with our capacity to finance the commitments we undertake at reasonable prices, as well as maintaining our ability to carry out our business plans using stable financing sources. Factors that influence liquidity risk may be external, such as a liquidity crisis, or internal, such as an excessive concentration of maturities.

•	The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and liquidity horizons.

•	The liquidity horizons metric has been defined to ensure that the Group has sufficient liquid assets to comply with its requirements during a certain period of time, given different stress scenarios. The Group set a 90-day survival horizon for local currency and consolidated balance and a 30-day survival horizon for foreign currency. During the 3Q16, the balance remained above the established limits, and therefore we maintained a sufficient liquidity buffer.

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30/09/2016	Term	Amount
	(Millions of pesos)
Consolidated	90 days	Ps.87,996
Local Currency	90 days	31,328
Foreign Currency	30 days	31,753

c)	Balance sheet maturity liquidity gap including off balance sheet accounts.

•	The table below shows the liquidity gap of our assets and liabilities using maturity dates as of September 30, 2016. The reported amounts include cash flows from interest on fixed and variable rate instruments. The interest on variable rate instruments is determined using the forward interest rates for each period presented.

	Total	0-1 months	1-3 months	3-6 months	6-12 months	1-3 years	3-5 years	>5 years	Not Sensitive
	(Millions of pesos)
Money Market	133,639	110,414	146	-	11	42	41	-	22,987
Loans	709,355	102,275	74,246	57,038	84,636	202,939	82,165	125,636	(19,581)
Trade Finance	-	-	-	-	-	-	-	-	-
Intragroup	147	-	-	-	-	-	-	-	147
Securities	307,415	266,983	1	1	1	14,026	-	-	26,403
Permanent	5,213	-	-	-	-	-	-	-	5,213
Other Balance Sheet Assets	64,026	-	-	-	-	-	-	-	64,026
Total Balance Sheet Assets	1,219,795	479,671	74,393	57,039	84,648	217,007	82,205	125,636	99,196
Money Market	(234,138)	(200,897)	(7,080)	(4,567)	(11,178)	(2,313)	(3,758)	-	(4,346)
Deposits	(498,703)	(143,168)	(57,963)	(46)	(20,901)	(276,625)	-	-	-
Trade Finance	(320)	-	-	-	-	-	-	-	(320)
Intragroup	-	-	-	-	-	-	-	-	-
Long-Term Funding	(167,736)	(18,183)	(6,008)	(11,631)	(23,872)	(65,077)	(13,572)	(29,392)	-
Equity	(106,484)	-	-	-	-	-	-	-	(106,484)
Other Balance Sheet Liabilities	(95,324)	-	-	-	-	-	-	-	(95,324)
Total Balance Sheet Liabilities	(1,102,705)	(362,248)	(71,051)	(16,245)	(55,951)	(344,016)	(17,330)	(29,392)	(206,474)
Total Balance Sheet Gap	117,090	117,423	3,342	40,794	28,697	(127,009)	64,875	96,244	(107,278)
Total Off-Balance Sheet Gap	(5,960)	(12,426)	1,024	(7,914)	(4,128)	14,959	3,390	14,672	(15,538)
Total Structural Gap		104,997	4,366	32,880	24,570	(112,050)	68,266	110,916	(122,815)
Accumulated Gap		104,997	109,363	142,244	166,813	54,763	123,029	233,945	111,130

II.       Qualitative information:

a)	The way in which liquidity risk is managed within the institution, considering the risk tolerance, the structure and responsibilities for managing liquidity risk, internal liquidity reports, the liquidity risk strategy, policies and practices across business lines and with the board of directors.

•	Our general policy regarding liquidity management seeks to ensure that even under adverse conditions, we have enough liquidity to fulfill client needs, maturing liabilities and working capital requirements. The Bank ´s liquidity management is based on analyses of asset and liability maturities, using contractual and management models.

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•	The Financial Management Area is responsible for executing the strategies and policies established by ALCO in order to modify the risk profile of the Bank, within the limits established by the CAIR who reports to the Board.

b)	Financing strategy, including diversification policies, and whether the funding strategy is centralized or decentralized.

•	Annually the Financial Plan for the Bank is prepared considering: the projected business growth, the debt maturity profile, risk appetite, expected market conditions, the implementation of diversification policies and regulatory metrics and the analysis of the liquidity buffer. The Financial Plan is the guide used to issue debt or contract term liabilities and aims to maintain adequate liquidity profile.

•	The funding strategy of all subsidiaries is centralized.

c)	Mitigation techniques of liquidity risk used by the institution.

•	The risk mitigation techniques in the Group have a proactive nature. The Financial Plan in addition to the projection exercises and stress test scenarios allows us to anticipate risks and implement measures to ensure that the liquidity profile is adequate.

d)	Explanation of how the stress tests are used.

•	The Liquidity Stress Test is a Risk Management tool designed to warn the governing committees and areas responsible for making decisions in this area about the potential adverse effects of the liquidity risk the Institution is exposed to.

•	The results of these stress tests aim to identify the impacts prospectively in order to improve planning processes, and help align and calibrate Risk Appetite, Exposure Limits and Levels of Liquidity Risk tolerance.

e)	Description of contingent financing plans.

•	The plan includes the following elements: type and business model as the starting point. Early Warning Indicators to identify in a timely manner the increase in liquidity risk and the elements that define the crisis scenarios used. Additionally we measure the liquidity shortages that stress scenarios could produce and the available actions considered by the plan to restore liquidity conditions. Actions are prioritized in order to preserve the value of the entity and the stability of the markets. A key aspect of the Plan is the governance process, stating the areas responsible for the different stages involved: activation, execution, communication and maintenance of the Plan.

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Item 2

Santander

4Q and Full-Year 2016
Earnings Presentation

Santander
COTIZA EN BOLSA MEXICANA DE VALORES
SANMEX
BSMX
LISTED
NYSE

4Q and Full - Year 2016 Earnings Presentation

2 Earnings Presentation 4Q and Full - Year 2016 Safe Harbor Statement Grupo Financiero Santander México cautions that this presentation may contain forward - looking statements within the meaning of the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with : asset growth and sources of funding ; growth of our fee - based business ; expansion of our distribution network ; our focus on strategic businesses ; our compound annual growth rate ; our risk, efficiency and profitability targets ; financing plans ; competition ; impact of regulation ; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk ; exposure to credit risks including credit default risk and settlement risk ; projected capital expenditures ; capitalization requirements and level of reserves ; liquidity ; trends affecting the economy generally ; and trends affecting our financial condition and our results of operations . While these forward - looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies ; changes in economic conditions, in Mexico in particular, in the United States or globally ; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank ( Banco de México ) ; inflation ; deflation ; unemployment ; unanticipated turbulence in interest rates ; movements in foreign exchange rates ; movements in equity prices or other rates or prices ; changes in Mexican and foreign policies, legislation and regulations ; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government ; changes in taxes ; competition, changes in competition and pricing environments ; our inability to hedge certain risks economically ; economic conditions that affect consumer spending and the ability of customers to comply with obligations ; the adequacy of allowances for loans and other losses ; increased default by borrowers ; technological changes ; changes in consumer spending and saving habits ; increased costs ; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms ; changes in, or failure to comply with, banking regulations ; and certain other risk factors included in our annual report on Form 20 - F . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U . S . Securities and Exchange Commission, could adversely affect our business and financial performance . Note : The information contained in this presentation is not audited . Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission ( Comisión Nacional Bancaria y de Valores ) for credit institutions, as amended (Mexican Banking GAAP) . All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated . Historical figures are not adjusted by inflation .

3 Earnings Presentation 4Q and Full - Year 2016 Successful Strategy Execution Delivers Profitable Growth Gaining traction in profitability ▪ Efficiency ratio 1 40.4% +80 bps 41.7% - 30 bps ▪ ROAE 2 16.3% +90 bps 14.1% +120 bps Total loans up 8 % with focus on profitability Improvement in risk metrics ▪ NPL ratio 2.48% - 85 bps ▪ Cost of risk 3.35% - 14 bps 3.31% - 9 bps Deposit growth of 15% ▪ Individual demand deposits +20% Source : Company filings CNBV GAAP Notes: 1) Annualized opex (4Q16x4) divided by Annualized income before opex and allowances (4Q16x4) 2) Annualized net income (4Q16x4) divided by average equity (4Q15;4Q16) Optimized regulatory capital structure Making headway on implementation of strategic projects 4Q’16 YoY Var 2016 FY Var

4

Strategic
Projects

Distribution Network Transformation — 53%

Broaden Business Scope — 14%

- Auto Loans
- Financial Inclusion
- Mid-mkt Insurance
- Operating Leasing

Client Attraction & Loyalty — 33%

- Santander Plus
- Aeroméxico
- New Initiatives

Earnings Presentation
4Q and Full-Year 2016
Santander

4 Earnings Presentation 4Q and Full - Year 2016 ▪ Santander Plus ▪ Aeroméxico ▪ New Initiatives ▪ Auto Loans ▪ Financial Inclusion ▪ Mid - mkt Insurance ▪ Operating Leasing ▪ Branch Network Upgrade ▪ Full Function ATMs ▪ CRM Upgrade ▪ Processes Digitalization Committing Ps.15 Billion over Next 3 - Years to Drive Growth and Innovation Distribution Network Transformation Strategic Projects Broaden Business Scope Client Attraction & Loyalty 5 3% 33% 14%

5

Crucial Progress on Key Initiatives

San Plus Customers[1]

New
+72%
133
643
1,107
50%
50%
51%
49%
2Q16
3Q16
4Q16

Aeromexico Customers[1]

New
+47%
43
159
21%
79%
294
26%
74%
432
31%
69%
1Q16
2Q16
3Q16
4Q16

Total Demand Deposits

Individuals
Other
+20%
+17%
347,786
406,863
4Q15
4Q16

New Payroll Customers[1] (net)

+41%
229
324
2015
2016

1 Thousands of customers

Earnings Presentation
4Q and Full-Year 2016
Santander

5 Earnings Presentation 4Q and Full - Year 2016 Crucial Progress on Key Initiatives 1 Thousands of customers San Plus Customers 1 Aeromexico Customers 1 Total Demand Deposits New Payroll Customers 1 (net) 1,107 49% 4Q16 +72% 51% 50% 50% 2Q16 3Q16 643 133 2015 229 +41% 2016 324 69% 31% 294 3Q16 432 26% 4Q16 +47% 74% 21% 1Q16 79% 159 2Q16 43 +17% 406,863 4Q15 347,786 4Q16 Individuals Other +20% New New

6

Making Headway in Customer Acquisition, Loyalty and Digitalization

Loyal Customers

+20%
1,390
1,421
1,485
1,551
1,661
4Q15
1Q16
2Q16
3Q16
4Q16

Digital Customers

+60%
855
951
1,064
1,203
1,370
4Q15
1Q16
2Q16
3Q16
4Q16

Customers Inflow[1]

+6%
1,679
1,771
2015
2016

Customers Outflow[1]

-16%
1,337
1,126
2015
2016

Net New Customers[1]

+89%
342
645
2015
2016

Thousands of customers

Earnings Presentation
4Q and Full-Year 2016
Santander

6 Earnings Presentation 4Q and Full - Year 2016 Making Headway in Customer Acquisition , Loyalty and Digitalization Thousands of customers 1 From May to November of each year / Thousands of customers Digital Customers Net New Customers 1 1,370 1,203 1,064 951 855 +60% 4Q16 3Q16 2Q16 1Q16 4Q15 +89% 2016 645 2015 342 Loyal Customers 1,390 +20% 1,421 1Q16 4Q15 1,551 1,485 3Q16 2Q16 1,661 4Q16 +6% 2016 1,771 2015 1,679 - 16% 2016 1,126 2015 1,337 Customers Outflow 1 Customers Inflow 1

7

Total Loans

YoY Growth
3,843
3,881
4,045
4,168
4,279
14.8%
13.9%
15.2%
13.7%
14.6%
4Q15
1Q16
2Q16
3Q16
Nov'16

Total Deposits

YoY Growth
3,710
3,809
3,969
4,020
4,100
13.4%
12.3%
15.0%
13.7%
15.3%
4Q15
1Q16
2Q16
3Q16
Nov'16

Consumer[1] (YoY Growth)

11.8%
13.3%
13.1%
13.1%
13.1%
4Q15
1Q16
2Q16
3Q16
Nov'16

Demand Deposits

14.0%
14.8%
17.4%
14.3%
16.6%
4Q15
1Q16
2Q16
3Q16
Nov'16

Earnings Presentation
4Q and Full-Year 2016
Santander

7 Earnings Presentation 4Q and Full - Year 2016 System Loans and Deposits in November Do Not Yet Reflect the Changing Environment Total Loans Total Deposits 4,100 4,020 3,969 3,809 3,710 15.3% 3Q16 13.7% 2Q16 12.3% 4Q15 13.4% 15.0% 1Q16 Nov’16 4,279 4,168 4,045 3,881 3,843 Nov’16 14.6% 3Q16 13.7% 2Q16 15.2% 1Q16 13.9% 4Q15 14.8% YoY Growth YoY Growth Consumer 1 ( YoY Growth ) 3Q16 13.1% 2Q16 13.1% 1Q16 13.3% 4Q15 11.8% Nov’16 13.1% Source: CNBV Banks as of November 2016 – Billions of Pesos Notes: 1) Includes credit cards, payroll, personal and auto loans Demand Deposits 2Q16 14.3% Nov’16 16.6% 3Q16 17.4% 1Q16 14.8% 4Q15 14.0%

8

Santander México Delivers 8% YoY Loan Growth

Total Loans

+8%
547,745
543,252
571,685
598,829
591,428
-1%
4Q15
1Q16
2Q16
3Q16
4Q16
Retail[1]
+11%
Corporate&Gov
+1%

Loan Portfolio Breakdown

Consumer 8%
Middle-Market 24%
Credit Cards 9%
Mortgages 22%
Corporates 14%
SMEs 11%
Gov&FinEnt 12%

Earnings Presentation
4Q and Full-Year 2016
Santander

8 Earnings Presentation 4Q and Full - Year 2016 Santander México Delivers 8% YoY Loan Growth Total Loans +1% 591,428 - 1% +8% 3Q16 598,829 2Q16 571,685 1Q16 543,252 4Q15 547,745 4Q16 4Q15 Source : Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Retail loans include : mortgages , credit cards , consumer , SME’s and mid - market loans Corporate&Gov Retail 1 +11% Loan Portfolio Breakdown Middle - Market 24% Corporates 14% Gov&FinEnt 12% SMEs 11% Mortgages 22% Credit Cards 9% Consumer 8%

9

Individual Loans

4Q15 212,170 → +8% → 228,901 4Q16

Mortgages

+7%
120,477
122,161
124,641
126,728
128,836
+2%
4Q15
1Q16
2Q16
3Q16
4Q16

Credit Cards

+8%
47,775
48,062
49,307
50,702
51,537
+2%
4Q15
1Q16
2Q16
3Q16
4Q16

Consumer[1]

+10%
43,918
45,209
46,537
47,578
48,528
+2%
Personal
Payroll
4Q15
1Q16
2Q16
3Q16
4Q16

Earnings Presentation
4Q and Full-Year 2016
Santander

9 Earnings Presentation 4Q and Full - Year 2016 Individual Loans Up Amid Stiff Competition; Payroll & Credit Card Loan Expansion 228,901 212,170 Consumer 1 Credit Cards Mortgages Individual Loans 51,537 50,702 49,307 48,062 47,775 4Q15 +2% +8% 4Q16 3Q16 2Q16 1Q16 3Q16 126,728 2Q16 124,641 +7% 128,836 +2% 4Q16 1Q16 122,161 4Q15 120,477 4Q15 4Q16 +8% +10% 48,528 +2% 4Q16 3Q16 47,578 2Q16 46,537 1Q16 45,209 4Q15 43,918 Payroll Personal » Continued penetration of Aeromexico co - branded card reaching + 430,000 clients; 31% new customers » Ongoing focus on loyalty programs » 2 nd largest market player » Increased market competition » Mortgage rates still behind higher rate environment » Strong focus on payroll loans up 18% » Improving onboarding processes Source: Company filings CNBV GAAP, in millions of nominal Mexican pesos Market shares calculated with CNBV Banks as of November 2016 Notes: 1) Includes personal, payroll and auto loans

10

Commercial Loans

4Q15 335,575 → +8% → 362,527 4Q16

SMEs

+11%
61,203
62,248
63,934
66,843
67,640
+1%
4Q15
1Q16
2Q16
3Q16
4Q16

Middle-Market

+15%
125,271
124,346
135,030
138,192
144,290
+4%
4Q15
1Q16
2Q16
3Q16
4Q16

Corporates

+2%
79,387
70,655
73,656
100,216
80,788
-19%
4Q15
1Q16
2Q16
3Q16
4Q16

Government & Fin Entities

0%
69,714
70,571
78,580
68,570
69,809
+2%
4Q15
1Q16
2Q16
3Q16
4Q16

Earnings Presentation
4Q and Full-Year 2016
Santander

10 Earnings Presentation 4Q and Full - Year 2016 Momentum in SMEs and Middle - Market, Profitability Prioritization Impacts Corporate & Government Loans SMEs Middle - Market Corporates 124,346 4Q15 125,271 +15% 144,290 +4% 4Q16 3Q16 138,192 2Q16 135,030 1Q16 67,640 66,843 63,934 62,248 61,203 3Q16 2Q16 1Q16 4Q15 +1% +11% 4Q16 80,788 73,656 70,655 79,387 1Q16 4Q15 +2% - 19% 4Q16 3Q16 100,216 2Q16 Commercial Loans 362,527 335,575 4Q15 4Q16 +8% Government & Fin Entities 69,809 68,570 78,580 70,571 69,714 +2% 4Q16 3Q16 2Q16 1Q16 4Q15 0% Source : Company filings CNBV GAAP, in millions of nominal Mexican pesos

11

Focus on Individuals and SMEs Drive Demand Deposits

Total Deposits

+15%
516,432
518,832
543,685
542,191
593,485
+9%
Term
Demand
33%
30%
29%
30%
31%
67%
70%
71%
70%
69%
4Q15
1Q16
2Q16
3Q16
4Q16

Demand
+17%
347,786
406,863
Individuals +20%
Other +16%
4Q15
4Q16

Term*
+11%
168,646
186,622
4Q15
4Q16

Earnings Presentation
4Q and Full-Year 2016
Santander

11 Earnings Presentation 4Q and Full - Year 2016 Focus on Individuals and SMEs Drive Demand Deposits Total Deposits +17% 4Q16 406,863 4Q15 347,786 168,646 +11% 4Q16 186,622 4Q15 Demand Term * 4Q16 69% 31% 3Q16 542,191 70% 593,485 +9% +15% Demand Term 518,832 70% 30% 4Q15 516,432 67% 33% 30% 2Q16 543,685 71% 29% 1Q16 » Total Individuals & SMEs – up 23% and 26%, respectively » Continue to expand Select and Payroll client base » Santander Plus launch in May’16 contributes to boost individual demand deposits through payroll accounts » Higher interest rates favor lower - risk term deposits +20% Individuals Other +16% Source : Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Includes money market

12

Strong Liquidity, Healthy Debt Profile, Continued Funding Diversification

Net Loans to Deposits[1]

102.2%
101.0%
101.6%
106.7%
96.3%
4Q15
1Q16
2Q16
3Q16
4Q16

Debt Maturity

3,657
11,286
911
2,282
6,350
20,619
26,805
3,000
10,310[2]
2017
2018
2019
2020
2021
2022
2024
2026
2027+

Earnings Presentation
4Q and Full-Year 2016
Santander

12 Earnings Presentation 4Q and Full - Year 2016 Strong Liquidity, Healthy Debt Profile, Continued Funding Diversification Debt Maturity 4Q16 96.3% 3Q16 106.7% 2Q16 101.6% 1Q16 101.0% 4Q15 102.2% » Senior notes issuances diversify funding sources while refinancing short - term maturities » Well positioned for additional interest rate increase » Strong net loan to deposit ratio supports future growth opportunities » LCR* = 153.31%, well above 60% Banxico regulatory requirements Debt Maturity Net Loans to Deposits 1 Source: Company filings CNBV GAAP, in millions of nominal Mexican pesos Notes: 1) Loans net of allowances divided by total deposits (Demand + Term ) 2) Including Additional Tier 1 Capital Notes issued in December 2016 * LCR = Liquidity Coverage Ratio 3,000 26,805 20,619 6,350 2,282 911 11,286 3,657 10,310 2 2026 2024 2022 2021 2020 2019 2018 2017 2027+

13 Earnings Presentation 4Q and Full - Year 2016 NII up 13% YoY Underpinned by Higher Interest Rates and Profitable Loan Mix Net Interest Income and NIM 1 12,950 12,411 11,817 11,700 11,431 4.74 +13.3% +4.3% 4Q16 3Q16 5.01 2Q16 1Q16 4Q15 4.86 5.12 4.86 » NII up 4.3% sequentially » NII grew 13.3% YoY , principally due to: ▪ Strong interest income from: Loan portfolio: +24.2% Investment in securities: +3.9% ▪ Positive impact from interest rate increases since December ’15 » NIM improved 38 bps YoY to 5.12% Source : Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Quarterly ratio = Annualized net interest income (4Q16x4) divided by daily average interest earnings assets (4Q16) As to date ratio = Annualized net interest income (12M16/4x4) divided by daily average interest earnings assets (12M16) +14.7% 2016 48,878 2015 42,632 4.89 4.97

14 Earnings Presentation 4Q and Full - Year 2016 Cash Management, Financial Advisory and Investment Funds Net Fees Offset by Credit Cards and Insurance Net Commissions and Fees 3,917 3,739 3,982 3,609 3,777 +4.8% +3.7% 4Q16 3Q16 2Q16 1Q16 4Q15 Source : Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Includes fees from : collections and payments , account management , cheques, foreign trade and others +3.2% 2016 15,247 2015 14,772 26% 29% 19% 11% 11% 4% Insurance Cash Mangmt* Credit Cards Investment Funds Financial advisory services Purchase-sale of securities and money market transactions Var YoY Var YoY 4Q15 3Q16 4Q16 $$ % 2015 2016 $$ % Insurance 1,029 1,023 1,009 - 20 - 2% 4,088 4,197 109 3% Cash Mangmt* 949 1,050 1,114 165 17% 3,834 4,314 480 13% Credit Cards 986 790 747 - 239 - 24% 3,301 3,133 - 168 - 5% Investment Funds 348 449 437 89 26% 1,338 1,642 304 23% Financial advisory services 352 232 444 92 26% 1,699 1,195 - 504 - 30% Purchase - sale of securities and money market transactions 113 195 166 53 47% 512 766 254 50% Net commisions and fees 3,777 3,739 3,917 140 4% 14,772 15,247 475 3%

15

Gross Operating Income*

+15.6%
15,555
16,004
16,401
16,871
17,976
+6.5%
4Q15
1Q16
2Q16
3Q16
4Q16
+12.7%
59,669
67,252
2015
2016

6%
22%
72%
Net Interest Income
Net Commissions and Fees
Market related revenue

Notes: *Gross Operating Income does not include Other Income

Earnings Presentation
4Q and Full-Year 2016
Santander

15 Earnings Presentation 4Q and Full - Year 2016 Gross Operating Income Up 16% YoY Supported by NII and Trading Gains 17,976 16,871 16,401 16,004 15,555 +15.6% +6.5% 4Q16 3Q16 2Q16 1Q16 4Q15 Source : Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: * Gross Operating Income does not include Other Income +12.7% 67,252 59,669 2015 2016 Gross Operating Income* 72% 22% 6% Net Interest Income Net Commissions and Fees Market related revenue Var YoY Var YoY 4Q15 3Q16 4Q16 Var $$ Var % 2015 2016 Var $$ Var % Net Interest Income 11,431 12,411 12,950 1,519 13% 42,632 48,878 6,246 15% Net Commissions and Fees 3,777 3,739 3,917 140 4% 14,772 15,247 475 3% Market related revenue 347 721 1,109 762 220% 2,265 3,127 862 38% Gross Operating Income* 15,555 16,871 17,976 2,421 16% 59,669 67,252 7,583 13%

16

Loan Loss Reserves (LLR)

+7.8%
4,424
4,709
4,511
4,889
4,768
-2.5%
4Q15
1Q16
2Q16
3Q16
4Q16
+9.5%
17,244
18,877
2015
2016

Cost of Risk[1]

-14bps
3.49%
3.45%
3.22%
3.41%
3.35%
-6bps
4Q15
1Q16
2Q16
3Q16
4Q16
-9bps
3.40%
3.31%
2015
2016

Earnings Presentation
4Q and Full-Year 2016
Santander

16 Earnings Presentation 4Q and Full - Year 2016 Cost of Risk 1 Loan Loss Reserves (LLR) - 6bps - 14 bps 4Q16 3.35% 3Q16 3.41% 2Q16 3.22% 1Q16 3.45% 4Q15 3.49% 4,768 4,889 4,511 4,709 4,424 - 2.5% +7.8% 4Q16 3Q16 2Q16 1Q16 4Q15 Source : Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Quarterly ratio = Annualized loan loss reserves (4Q16x4) divided by average loans (4Q15,4Q16) As to date ratio = Annualized loan loss reserves (12M16/4x4) divided by average loans (4Q15,4Q16) * Commercial loans include : mid - market , smes , corporates , financial institutions and government * Commercial NPLs reflect the exposure to homebuilders Healthy Asset Quality: NPLs Down 85 bps YoY and Lower Cost of Risk PENDIENT E PENDIENT E - 9 bps 2016 3.31% 2015 3.40% 2016 +9.5% 18,877 2015 17,244 NPLs 4Q15 3Q16 4Q16 Var YoY (bps) Var QoQ (bps) Consumer 4.00% 3.92% 3.98% - 2 6 Credit Card 4.36% 4.13% 4.22% - 15 9 Mortgages 4.97% 4.27% 4.19% - 78 - 8 Commercial* 2.56% 2.04% 1.46% - 110 - 58 SMEs 2.59% 2.50% 2.10% - 49 - 40 Total Loans 3.33% 2.82% 2.48% - 85 - 34

17

Growing Profitability Supports Efficiency Gains; Offsets Strategic Initiative Costs

Administrative & Promotional Expenses

+13.1%
+10.1%
6,437
6,889
7,015
7,048
7,283
+3.3%
25,643
28,235
4Q15
1Q16
2Q16
3Q16
4Q16
2015
2016

Efficiency[1]

+80bps
-30bps
39.6%
42.4%
42.8%
41.3%
40.4%
-90bps
42.0%
41.7%
4Q15
1Q16
2Q16
3Q16
4Q16
2015
2016

Expenses Breakdown & Performance

Earnings Presentation
4Q and Full-Year 2016
Santander

17 Earnings Presentation 4Q and Full - Year 2016 Growing Profitability Supports Efficiency Gains; Offsets Strategic Initiative Costs Expenses Breakdown & Performance Administrative & Promotional Expenses 7,283 7,048 7,015 6,889 6,437 1Q16 3Q16 4Q16 +13.1% +3.3% 4Q15 2Q16 Efficiency 1 40.4% - 90bps +80bps 3Q16 4Q16 41.3% 2Q16 42.8% 1Q16 42.4% 4Q15 39.6% Source: Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Quarterly ratio = Annualized opex (4Q16x4) divided by annualized income before opex (net of allowances) (4Q16x4) As to date ratio = Annualized opex (12M16/4x4) divided by annualized income before opex (net of allowances) (12M16/4x4) 41.7% - 30bps 2016 42.0% 2015 +10.1% 28,235 2016 25,643 2015 Var YoY Var YoY 4Q15 3Q16 4Q16 $$ % 2015 2016 $$ % Personnel 2,807 3,178 3,075 268 9.5% 11,709 12,616 907 7.7% Admin expenses 2,611 2,698 3,014 403 15.4% 9,832 10,930 1,098 11.2% IPAB 590 672 713 123 20.8% 2,238 2,631 393 17.6% Dep and amort. 429 500 481 52 12.1% 1,864 2,058 194 10.4% Admin & prom expenses 6,437 7,048 7,283 846 13.1% 25,643 28,235 2,592 10.1% Admin & prom expenses (ex IPAB) 5,847 6,376 6,570 723 12.4% 23,405 25,604 2,199 9.4%

18

Net Income

+7.5%
4,224
3,539
3,708
3,926
4,542
+15.7%
4Q15
1Q16
2Q16
3Q16
4Q16
+11.1%
14,141
15,715
2015
2016

Effective Tax Rate

+200bps
22.2%
23.7%
24.0%
23.2%
24.2%
+100bps
4Q15
1Q16
2Q16
3Q16
4Q16
+130bps
22.5%
23.8%
2015
2016

Profit before Taxes

+10.4%
5,428
4,642
4,880
5,111
5,991
+17.2%
4Q15
1Q16
2Q16
3Q16
4Q16
+13.1%
18,242
20,624
2015
2016

Earnings Presentation
4Q and Full-Year 2016
Santander

18 Earnings Presentation 4Q and Full - Year 2016 Solid Performance Achieving 11% Net Income Growth in FY2016 Effective Tax Rate Net Income 4Q16 3Q16 23.2% 2Q16 24.0% 1Q16 23.7% 4Q15 22.2% 24.2% +100bps +200bps Profit before Taxes Source : Company filings CNBV GAAP , in millions of nominal Mexican pesos 5,991 5,111 4,880 4,642 5,428 +10.4% +17.2% 4Q16 3Q16 2Q16 1Q16 4Q15 +130bps 2016 23.8% 2015 22.5% 2015 20,624 2016 18,242 +13.1% 4,542 3,926 3,708 3,539 4,224 +7.5% +15.7% 4Q16 3Q16 2Q16 1Q16 4Q15 +11.1% 2016 15,715 2015 14,141

19

Successful Capital Optimization Strategy

CET1 and Capitalization

15.6%
15.4%
15.1%
16.0%
15.7%
12.1
12.1
11.7
12.4
10.3
1.5
Tier 2
AT1
CET1
4Q15
1Q16
2Q16
3Q16
4Q16**

ROAE[1]

+90bps
+120bps
15.4%
12.3%
12.8%
13.4%
16.3%
+70 bps
+220 bps
12.9%
14.1%
+60 bps
+60 bps
4Q15
1Q16
2Q16
3Q16
4Q16
2015
2016
Optimization capital structure
Business as usual

Initiatives

Objectives Achieved

Earnings Presentation
4Q and Full-Year 2016
Santander

19 Earnings Presentation 4Q and Full - Year 2016 Successful Capital Optimization Strategy ▪ Paid Ps.13.6 billion cash dividend from 2016 retained earnings ▪ Issued US$500 million of Perpetual Subordinated Non - Preferred Contingent Convertible Additional Tier1 Capital Notes ( AT1 Notes) CET1 and Capitalization ROAE 1 ▪ Optimize regulatory capital structure ▪ Improve profitability metrics ▪ ROE up 60 bps in FY16 ▪ Maintain capitalization levels above regulatory requirements to take advantage of potential growth opportunities Initiatives Objectives Achieved +90bps 4Q16 16.3% +220 bps +70 bps 3Q16 13.4% 2Q16 12.8% 1Q16 12.3% 4Q15 15.4% +120bps 2016 14.1% +60 bps +60 bps 2015 12.9% 12.1 12.1 12.4 11.7 10.3 1.5 CET1 Tier 2 4Q16 ** 15.7% 3Q16 16.0% AT1 15.1% 1Q16 15.4% 4Q15 15.6% 2Q16 Optimization capital structure Business as usual Source : Company filings CNBV GAAP , in millions of nominal Mexican pesos Notes: 1) Quarterly ratio = Annualized net income (4Q16x4) divided by average equity (4Q15,4Q16) As to date ratio = Annualized net income (12M16/4x4) divided by average equity (4Q15,4Q16)

20 Earnings Presentation 4Q and Full - Year 2016 Santander Mexico Delivers on Profitable Growth Metrics 2016 Guidance Target * Does not include the deposit insurance fee (or IPAB) ▪ Total Loans Δ 10% - 12% Δ 8% ▪ Total Deposits Δ 10% - 12% Δ 15% ▪ Pre - tax Earnings Growth Δ 8% - 12% Δ 13% ▪ Cost of Risk 3.3% - 3.5% 3.3% ▪ Expenses Δ 6% - 8%* Δ 9.4%* ▪ Tax Rate 25% - 26% 24% 2016 Results

21 Earnings Presentation 4Q and Full - Year 2016 2017 Guidance Metrics 2017 Target * Does not include the deposit insurance fee (or IPAB) ▪ Total Loans Δ 7% - 9% ▪ Total Deposits Δ 9% - 11% ▪ Cost of Risk 3.3% - 3.5% ▪ Expenses Δ 10% - 12%* ▪ Tax Rate 24% - 25% ▪ Net Income Δ 8% - 11%

22 Earnings Presentation 4Q and Full - Year 2016 Questions and Answers

23

Annexes

Earnings Presentation
4Q and Full-Year 2016
Santander

23 Earnings Presentation 4Q and Full - Year 2016 Annexes

24

GDP (% Growth)

2.3
2.6
2.2
1.8*
1.5
2015
2016E
2017E
2018E

Average exchange rate (MxP/USD)

18.6
15.9
18.7
21.7*
21.6
2015
2016
2017E
2018E

Inflation (% Annual)

3.3
2.1
3.4
4.8*
4.4
2015
2016
2017E
2018E

Central Bank monetary policy (%, end of year)

5.25
3.25
5.75
6.75*
7.25
2015
2016
2017E
2018E

Source: INEGI, Banxico and Santander
*Revised from previous quarter

Earnings Presentation
4Q and Full-Year 2016
Santander

24 Earnings Presentation 4Q and Full - Year 2016 Economic Growth Has Slowed Down Due to Increased Global Uncertainties GDP (% Growth ) Central Bank monetary policy ( %, end of year ) Inflation (% Annual ) 2.2 2.6 1.5 1.8 * 2016E 2015 2018E 2017E 7.25 3.25 2016 5.75 2015 2018E 2017E 6.75 * 4.4 3.4 2.1 2015 2018E 2017E 4.8 * 2016 Source : INEGI, Banxico and Santander * Revised from previous quarter 2.3 Average exchange rate ( MxP /USD ) 18.7 15.9 21.6 2015 2017E 21.7 * 2016 2018E 18.6 3.3 5.25

25 Earnings Presentation 4Q and Full - Year 2016 Consolidated Income Statement 4Q16 3Q16 4Q15 % Change QoQ YoY Interest income 21,337 19,597 17,296 8.9 23.4 Interest expense (8,387) (7,186) (5,865) 16.7 43.0 Financial margin 12,950 12,411 11,431 4.3 13.3 Allowance for loan losses (4,768) (4,889) (4,424) (2.5) 7.8 Financial margin after allowance for loan losses 8,182 7,522 7,007 8.8 16.8 Commision and fee income 5,343 4,955 4,603 7.8 16.1 Commision and fee expense (1,426) (1,216) (826) 17.3 72.6 Net commisions and fees 3,917 3,739 3,777 4.8 3.7 Net gain /(loss) on financial assets and liabilities 1,109 721 347 53.8 219.6 Othe operating income / (loss) 66 177 706 (62.7) (90.7) Administrative and promotional expenses (7,283) (7,048) (6,437) 3.3 13.1 Total operating income 5,991 5,111 5,400 17.2 10.9 Equity in results of subsidiaries and associated companies 0 0 28 n.a. (100.0) Income from continuing operations before income taxes 5,991 5,111 5,428 17.2 10.4 Income taxes (1,450) (1,185) (1,204) 22.4 20.4 Income from continuing operations 4,541 3,926 4,224 15.7 7.5 Discontinued operations 0 0 0 Consolidated net income 4,541 3,926 4,224 15.7 7.5 Non - controlling interest 1 0 0 Net income 4,542 3,926 4,224 15.7 7.5

26 Earnings Presentation 4Q and Full - Year 2016 Consolidated Balance Sheet 4Q16 3Q16 4Q15 % Change QoQ YoY Cash and due from banks 151,249 78,892 99,838 91.7 51.5 Margin accounts 3,182 2,150 1,943 48.0 63.8 Investment in securities 309,361 283,680 329,345 9.1 (6.1) Debtors under sale and repurchase agreements 4,291 4,505 5,758 (4.8) (25.5) Securities loans 0 0 1 n.a. n.a. Derivatives 215,080 184,999 128,789 16.3 67.0 Valuation adjustment for hedged financial assets (9) 36 104 (125.0) (108.7) Total loan portafolio 591,428 598,829 547,745 (1.2) 8.0 Allowance for loan losses (19,912) (20,142) (19,743) (1.1) 0.9 Loan portafolio (net) 571,516 578,687 528,002 (1.2) 8.2 Accrued income receivable from securitization transactions 116 112 73 3.6 58.9 Other receivables (net) 86,019 79,125 61,083 8.7 40.8 Foreclosed assets (net) 475 462 557 2.8 (14.7) Property, furniture and fixtures (net) 5,700 5,417 5,556 5.2 2.6 Long - term investment in shares 125 124 182 0.8 (31.3) Deferred taxes (net) 20,361 17,532 18,097 16.1 12.5 Deferred charges, advance payments and intangibles 6,398 6,326 5,328 1.1 20.1 Other assets 215 211 201 1.9 7.0 Total assets 1,374,079 1,242,258 1,184,857 10.6 16.0 Deposits 641,288 589,803 556,555 8.7 15.2 Bank and other loans 68,906 76,120 62,455 (9.5) 10.3 Creditors under sale and repurchase agreements 123,385 111,218 194,224 10.9 (36.5) Collateral sold or pledged as guarantee 23,606 28,910 24,623 (18.3) (4.1) Derivatives 221,075 194,058 134,357 13.9 64.5 Other payables 148,333 95,197 75,955 55.8 95.3 Subordinated debentures 37,525 25,251 22,788 48.6 64.7 Deferred revenues 623 593 351 5.1 77.5 Total liabilities 1,264,741 1,121,151 1,071,308 12.8 18.1 Total stockholders ´ equity 109,338 121,107 113,549 (9.7) (3.7)

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